     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 1, 2002
                                                      REGISTRATION NO. 333-84860
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                               AMENDMENT NO. 1 TO
                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                             COMPUDYNE CORPORATION
             (Exact name of registrant as specified in its charter)


              NEVADA                                3812                               23-1408659
  (State or other jurisdiction of       (Primary Standard Industrial                (I.R.S. Employer
  incorporation or organization)         Classification Code Number)               Identification No.)

                              7249 NATIONAL DRIVE
                            HANOVER, MARYLAND 21076
                                 (410) 712-0275
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                             GEOFFREY F. FEIDELBERG
                            CHIEF FINANCIAL OFFICER
                              7249 NATIONAL DRIVE
                            HANOVER, MARYLAND 21076
                                 (410) 712-0275
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------
                                   COPIES TO:


                ROBERT J. METZLER, ESQ                                STEPHEN L. PARKER, ESQ.
             WILLIAM W. BOUTON, III, ESQ                                ROBERT L. ASH, ESQ.
              CHRISTOPHER M. HADDAD, ESQ                           OBER, KALER, GRIMES & SHRIVER
              TYLER COOPER & ALCORN, LLP                                     SUITE 500
               CITYPLACE -- 35TH FLOOR                                   1401 H STREET, NW
           HARTFORD, CONNECTICUT 06103-3488                         WASHINGTON, D.C. 20005-2110
                    (860) 725-6200                                         (202) 408-8400

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                     PROPOSED MAXIMUM     PROPOSED MAXIMUM        AMOUNT OF
           TITLE OF EACH CLASS OF                 AMOUNT TO BE           OFFERING            AGGREGATE           REGISTRATION
         SECURITIES TO BE REGISTERED               REGISTERED        PRICE PER UNIT*      OFFERING PRICE*            FEE*
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.10 per share.......       865,964               $1.10               $952,560             $238.14
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

* Estimated pursuant to Rule 457(f)(2) and Rule 457(c) under the Securities Act of 1933, as amended. The calculation includes the following assumptions: (1) that the registrant will elect a 50% stock percentage in the exchange; (2) that the merger closes in May, 2002; and (3) that 354,036 shares of the Registrant's common stock exchanged in the merger will not be registered hereunder but will be received as unregistered, restricted shares by certain accredited investors.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 COMPUDYNE CORPORATION
                7249 NATIONAL DRIVE
             HANOVER, MARYLAND 21076
                  (410) 712-0275
             TIBURON, INC.
       39350 CIVIC CENTER DRIVE, SUITE 100
            FREMONT, CALIFORNIA 94538

                  (510) 792-2108

                           PROSPECTUS/PROXY STATEMENT

     The Boards of Directors of CompuDyne Corporation and Tiburon, Inc. have each approved an Agreement and Plan of Merger. This agreement was executed on May 10, 2001 and amended on January 25, 2002. It provides that Tiburon will merge into New Tiburon, Inc., CompuDyne's wholly owned subsidiary, subject to customary conditions and CompuDyne shareholder approval. Tiburon's shareholders have already approved the Merger in accordance with a consent procedure prescribed by applicable law. This Proxy Statement/Prospectus is being sent to CompuDyne common stock shareholders to solicit their approval of the Merger. It is being sent to Tiburon shareholders so that they may understand the basis on which their shares of Tiburon stock will be exchanged in the Merger, and to advise those who have not previously consented of their right to dissent from the Merger.

     If the Merger takes place, Tiburon's common stock shareholders will receive, pursuant to the Merger Agreement, common stock of CompuDyne and/or cash. The cash portion is based on a price per Tiburon share of $4.80 plus increments for the passage of time until closing. The exchange ratio for the stock will be determined by dividing the cash price by an $11.00 valuation for CompuDyne common stock. The aggregate stock percentage will be in a range from 50% to 65%, at CompuDyne's discretion. Tiburon common stock shareholders may choose whether they wish to receive all cash, all CompuDyne common stock, or a combination. However, CompuDyne will adjust the choices of Tiburon common stock shareholders on a pro rata basis to achieve its elected aggregate stock percentage. The market value of the CompuDyne common stock received at the time of the closing of the Merger may change as it is a publicly traded stock.

     The holder of Tiburon's 6.0% Cumulative Convertible Preferred Stock will receive substantially similar shares of CompuDyne Series E Preferred Stock, and cash, in the same proportion that CompuDyne elects to provide stock and cash in the aggregate to the Tiburon common stock shareholders. The holder of Warrants to purchase Tiburon common stock will receive Warrants to purchase CompuDyne common stock and cash in the same proportion that CompuDyne elects to provide stock and cash in the aggregate to Tiburon common stock shareholders.

     The gain, if any, on the exchange of Tiburon stock for CompuDyne stock and cash, and the exchange of Tiburon Warrants for CompuDyne Warrants and cash, will be taxable only to the extent of the cash received. CompuDyne's common stock is traded on the NASDAQ National Market under the symbol "CDCY."

     This document contains important information about CompuDyne, New Tiburon, Tiburon, the Merger and the conditions that must be satisfied before the Merger can occur. Please give all the information your careful attention.

     The CompuDyne common stock exchanged in the Merger will be registered, unrestricted stock, except that some of the CompuDyne common stock, and all of the CompuDyne Series E Preferred Stock and Warrants and the CompuDyne common stock that is issuable upon the conversion of the Series E Preferred Stock and the exercise of the Warrants, will not be registered pursuant to this Proxy Statement/Prospectus, and may be restricted following the Merger.

     The Merger Agreement and the Merger must be approved by a majority of the shares of CompuDyne voted at the meeting, in person or by proxy. To vote CompuDyne shares, CompuDyne shareholders may use the proxy card provided to them or attend the annual shareholders meeting CompuDyne will hold to allow them to consider and vote on the Merger. To approve the Merger and Merger Agreement, a CompuDyne shareholder MUST vote FOR the proposal by following the instructions on the proxy card provided to them.

     This document also contains annual meeting proposals for the approval of an amendment to CompuDyne's 1996 Stock Incentive Compensation Plan for Employees and election of directors.

------------------------------------------------------
Martin A. Roenigk
Chairman, President and Chief Executive Officer
CompuDyne Corporation
------------------------------------------------------
Bruce A. Kelling
Chairman and Chief Executive Officer

Tiburon, Inc.
                             ---------------------
     COMPUDYNE'S CAPITAL STOCK HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAVE ANY OF THESE INSTITUTIONS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          The date of this Proxy Statement/Prospectus is April 2, 2002 and first mailed to shareholders on April 4, 2002

                             COMPUDYNE CORPORATION
                              7249 NATIONAL DRIVE
                            HANOVER, MARYLAND 21076

                             ---------------------

                     NOTICE OF ANNUAL MEETING OF COMPUDYNE
                           SHAREHOLDERS TO BE HELD ON
                                  MAY 2, 2002

     The annual meeting of shareholders of CompuDyne Corporation ("CompuDyne") will be held on May 2, 2002, at 10:00 a.m. at Sheraton Columbia, 10207 Wincopin Circle, Columbia, Maryland 21044 for the following purposes:

          1. To consider and vote on a proposal to approve and adopt the Agreement and Plan of Merger, dated as of May 10, 2001, as amended by the First Amendment to the Agreement and Plan of Merger, dated as of January 25, 2002, by and among CompuDyne, New Tiburon, Inc., a wholly owned subsidiary of CompuDyne and Tiburon, Inc., the Merger of Tiburon into New Tiburon, and the other transactions contemplated by the Merger Agreement, as described in the attached Proxy Statement/Prospectus.

          2. To consider and vote on a proposal to amend the CompuDyne 1996 Stock Incentive Compensation Plan for Employees.

          3. To elect three directors to serve until the 2005 Annual Meeting of Shareholders.

          4. To transact any other business that properly comes before the annual meeting, or any adjournments or postponements of the meeting, including, without limitation, a motion to adjourn the annual meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the Merger Agreement and the Merger or otherwise.

     You are entitled to notice of, and to vote at, the annual meeting or any adjournments or postponements of the meeting only if you were a holder of record of CompuDyne's common stock at the close of business on March 18, 2002.

     COMPUDYNE'S BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS ADVISABLE AND IS FAIR TO AND IN THE BEST INTEREST OF COMPUDYNE'S SHAREHOLDERS, HAS APPROVED THE MERGER AGREEMENT AND THE MERGER, AND RECOMMENDS THAT YOU VOTE TO APPROVE THE MERGER AGREEMENT AND THE MERGER.

     The affirmative vote of a majority of the shares of CompuDyne's common stock cast at the annual meeting, in person or by proxy, is required to approve the Merger Agreement and the Merger.

     IT IS VERY IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE ANNUAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT AS SOON AS POSSIBLE IN THE ENCLOSED POSTAGE-PAID ENVELOPE. A shareholder who executes a proxy may revoke it at any time before it is exercised by giving written notice to the Secretary of CompuDyne's Board of Directors, by subsequently filing another proxy or by attending the annual meeting and voting in person.

                                          By order of the Board of Directors

                                          Martin A. Roenigk
                                          Chairman, President and Chief
                                          Executive Officer

Hanover, Maryland
April 2, 2002

 YOUR VOTE IS VERY IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY
                                     CARD.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
QUESTIONS AND ANSWERS ABOUT THE MERGER......................    v
SUMMARY.....................................................    1
  Merger Consideration (pages 30-33)........................    1
  Generally Tax Free Transaction for Tiburon Shareholders to
     the Extent They Receive Stock in the Merger (pages
     39-41).................................................    1
  Both Boards of Directors Have Approved (pages 28-30)......    2
  Rights of Shareholders (pages 63-68)......................    2
  Restrictions on Shares of CompuDyne Common Stock (pages
     41-42).................................................    3
  Tiburon Management's Monetary Interest in the Merger (page
     44)....................................................    3
  Termination of the Merger Agreement (pages 38-39).........    3
  Information About the CompuDyne Annual Meeting (pages
     20-21).................................................    3
  The Companies Involved in the Merger (pages 50-62)........    4
SHARE INFORMATION AND MARKET PRICES.........................    5
COMPARATIVE PER SHARE DATA..................................    6
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS........    7
RISK FACTORS................................................    8
  Potential Inability to Manage Growth......................    8
  Risks of the Tiburon Transaction..........................    8
  Ability to Carry Debt to Pay the Cash Portion of the
     Transaction............................................    8
  Reliance on U.S. Government Contracts.....................    9
  Government Regulation.....................................    9
  Political and Economic Risks of Doing Significant Business
     Outside the United States..............................    9
  Legal Proceedings.........................................    9
  Liability to Clients and Others...........................   10
  No Tax Ruling.............................................   10
SELECTED FINANCIAL DATA.....................................   11
SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
  FINANCIAL DATA............................................   13
COMPUDYNE SHAREHOLDER MEETING...............................   20
  Matters to be Considered at the CompuDyne Annual
     Meeting................................................   20
  Record Date and Voting....................................   20
  Required Vote; Revocability of Proxies....................   21
  Solicitation of Proxies...................................   21
  No Meeting of Tiburon Shareholders........................   21
PROPOSAL ONE: THE MERGER....................................   22
  The Parties...............................................   22
  CompuDyne.................................................   22
  Tiburon...................................................   22
  Background of the Merger..................................   22
  Tiburon's reasons for the Merger; recommendation of
     Tiburon's Board of Directors...........................   28
  CompuDyne's reasons for the Merger; recommendation of the
     CompuDyne Board of Directors...........................   29
  Purpose and Effects of the Merger.........................   30
  Structure.................................................   30

                                                              PAGE
                                                              ----
  Exchange Ratio............................................   31
  Exchange Procedure........................................   31
  Preferred Stock...........................................   33
  Options and Warrants......................................   33
  Regulatory Approvals......................................   33
  Conditions to the Merger..................................   33
  Conduct of Business Pending the Merger....................   34
  Third Party Proposals.....................................   35
  Agreements Among CompuDyne and Tiburon's Major
     Stockholders...........................................   36
  Director and Officer Indemnification......................   36
  Representations and Warranties............................   36
  Termination and Amendment of the Merger Agreement.........   38
  Federal Income Tax Consequences...........................   39
  Resales of CompuDyne's Stock Received in the Merger.......   41
  Fairness Opinion..........................................   42
  Materials reviewed and analyses performed.................   43
  Consideration Analysis and Conclusion.....................   44
  Compensation of Sansome...................................   44
  Employee Benefits.........................................   44
  Interests of Tiburon Directors and Executive Officers in
     the Merger that are Different than those of Tiburon
     Shareholders...........................................   44
  Board Membership..........................................   44
  Dissenters' Rights........................................   45
  Dissenters' Rights under California Law...................   45
  Dissenters' Rights under Virginia Law.....................   47
  Material Contracts between CompuDyne and Tiburon..........   48
INFORMATION ABOUT TIBURON...................................   50
  Business..................................................   50
  General Information.......................................   50
  Products..................................................   50
  Customers.................................................   50
  Product Development.......................................   51
  Marketing.................................................   51
  Competition...............................................   51
  Legal Proceedings.........................................   52
  Intellectual Property.....................................   52
  Facilities................................................   52
BENEFICIAL OWNERSHIP OF CAPITAL STOCK OF TIBURON, INC.......   53
  Tiburon Executive Compensation............................   55
  Options Granted in Last Fiscal Year.......................   55
  Option Values.............................................   56
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   57
  Critical Accounting Policies and Estimates................   57
  Fiscal 2001 vs. Fiscal 2000...............................   57

                                                              PAGE
                                                              ----
  Fiscal 2000 vs. Fiscal 1999...............................   58
  Six Months Ended December 31, 2001 vs. Six Months Ended
     December 31, 2000......................................   59
LIQUIDITY AND CAPITAL RESOURCES.............................   60
INFORMATION ABOUT COMPUDYNE.................................   62
  Incorporation by Reference................................   62
  Security Ownership of Certain Beneficial Owners...........   62
  Security Ownership of Management..........................   62
MARKET PRICES...............................................   63
  CompuDyne's Common Stock..................................   63
  Tiburon's Common Stock....................................   63
DESCRIPTION OF CAPITAL STOCK AND SHAREHOLDER RIGHTS OF
  COMPUDYNE.................................................   63
  CompuDyne's Capital Stock.................................   63
  Articles of Incorporation and Bylaw Provisions............   64
  Directors.................................................   64
  Annual Meetings of Shareholders...........................   65
  Call of Special Meetings..................................   65
  Shareholder Action without a Meeting......................   65
  Notice of Meetings........................................   66
  Quorum....................................................   66
  Voting....................................................   66
  Cumulative Voting.........................................   66
  Voting By Proxy...........................................   66
  Preemptive Rights.........................................   67
  Record Date...............................................   67
  Limitation on Liability, Indemnification and Insurance....   67
  Amendment to Articles of Incorporation and Bylaws.........   68
  Nevada General Corporation Law............................   68
FINANCIAL INFORMATION INCLUDED WITH THIS DOCUMENT...........   68
WHERE YOU CAN FIND MORE INFORMATION.........................   68
EXPERTS.....................................................   69
LEGAL MATTERS...............................................   69
PROPOSAL TWO: AMENDMENT OF THE 1996 STOCK INCENTIVE
  COMPENSATION PLAN FOR EMPLOYEES...........................   69
  Vote Required for Approval of the Proposed Amendment......   70
PROPOSAL THREE: ELECTION OF DIRECTORS.......................   70
OTHER MATTERS...............................................   82
SHAREHOLDER PROPOSALS FOR 2003 ANNUAL MEETING...............   82
APPENDIX A..................................................  A-1
  Financial Statements of Tiburon, Inc. and Subsidiary for
     June 30, 2001 and 2000 and the years ended June 30,
     2001, 2000 and 1999.
APPENDIX B..................................................  B-1
  Unaudited Financial Statements of Tiburon, Inc. and
     Subsidiary for June 30 and December 31, 2000 and the
     Six Months Periods Ended December 31, 2001 and 2000.
APPENDIX C..................................................  C-1
  Fairness Opinion of Sansome Street Appraisers, Inc........  C-1

                                                              PAGE
                                                              ----
APPENDIX D..................................................  D-1
  Dissenters' Rights Statutes...............................  D-1
APPENDIX E..................................................  E-1
  CompuDyne Corporation 1996 Stock Incentive Compensation
     Plan for Employees.....................................  E-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:  WHY ARE COMPUDYNE AND TIBURON PROPOSING TO COMBINE? HOW WILL I BENEFIT?

A: In general, we believe that the business potential for the combination of CompuDyne and Tiburon exceeds what they could accomplish by themselves as separate companies. We expect that the Merger will enhance shareholder value for all shareholders.

     More specifically, we believe that the combined companies will be stronger than either CompuDyne or Tiburon would be on a stand-alone basis. After the Merger, CompuDyne will be able to market Tiburon's automated software for the public safety and justice markets with CompuDyne's other public safety and security products. Tiburon's affiliation with CompuDyne adds financial strength and cross-marketing opportunities. Tiburon shareholders, in addition to receiving cash, will benefit by receiving the more readily marketable common stock of CompuDyne, a NASDAQ company.

Q:  HOW WILL THE MERGER BE STRUCTURED?

A: CompuDyne has formed New Tiburon, Inc. for the purpose of facilitating the Merger. Tiburon will merge into New Tiburon, which is and will be wholly-owned by CompuDyne. Tiburon's separate corporate existence will end, although New Tiburon will use the Tiburon name. Following the Merger, the former shareholders of Tiburon will become shareholders of CompuDyne unless they elect to receive and are paid all cash in the Merger, or exercise their dissenters' rights. Tiburon will continue its operations as a CompuDyne subsidiary.

Q:  HOW MUCH WILL THE MERGER COST COMPUDYNE?

A: CompuDyne will exchange both cash and shares of its common stock in the Merger. The cost of the Merger to CompuDyne will depend on the mix of cash and stock exchanged, the date of the exchange, and the value of our common stock, on the date of the exchange. Assuming a closing in May after May 2, 2002, a stock price of $12.80 for CompuDyne common stock on the date of the exchange, and assuming the consideration paid to the Tiburon shareholders and warrant holders is 50% cash and 50% stock, then the total consideration for the full acquisition of Tiburon will be approximately $13,001,000 in cash and 1,220,000 shares of CompuDyne common stock. This consideration excludes the $3,000,000 paid for Tiburon's preferred shares previously purchased by CompuDyne in June, 2001 and the $3,000,000 paid for Tiburon's common stock (representing approximately 625,000 shares of Tiburon common stock) also purchased by CompuDyne during June, 2001.

Q:  DOES MANAGEMENT SUPPORT THE MERGER? HOW WILL THEY VOTE?

A: The Boards of Directors of both CompuDyne and Tiburon support the Merger and intend to vote (in CompuDyne's case) and have voted (in Tiburon's case) the shares they personally own in favor of the Merger. The directors and executive officers of CompuDyne, as a group, as of March 18, 2002 owned approximately 33.32% of CompuDyne's common stock. To approve the Merger, a majority of the shares of CompuDyne's issued and outstanding common stock voted at the annual meeting must vote FOR the Merger. Management's votes will therefore significantly influence the vote on the Merger.

Q:  WHAT WILL TIBURON COMMON STOCK SHAREHOLDERS RECEIVE IN THE MERGER?

A: If the Merger takes place, Tiburon common stock shareholders will receive cash and/or common stock of CompuDyne. The cash price was set at $4.80 per Tiburon share. This price is increased by $0.045 for each full month after September 2, 2001. If the Merger is not closed by April 2, 2002, the monthly increase as of that date and thereafter will be raised to $0.05. Assuming a closing in May after May 2, 2002, the cash price will be $5.17 per share.

     CompuDyne's payment will be made in cash and shares of common stock of CompuDyne valued, for exchange purposes only, at $11.00 per share. The exchange ratio for the CompuDyne common stock will be the cash price divided by $11.00. Assuming a closing in May after May 2, 2002, the exchange ratio would be 0.47 share of CompuDyne common stock for each share of Tiburon common stock.

     CompuDyne will elect to acquire, in the aggregate, from 50% to 65% of the total number of shares of Tiburon common stock to be acquired through the Merger in exchange for CompuDyne common stock. CompuDyne may not elect a percentage in that range that causes the exchange of Tiburon stock for CompuDyne stock to be taxable to Tiburon common stock shareholders. Receipt of cash by Tiburon common stock shareholders will be taxable to them. Tiburon common stock shareholders will be given the opportunity to elect to receive CompuDyne common stock in any percentage up to 100% or down to zero. However, CompuDyne may adjust those elections on a pro rata basis to achieve its elected aggregate stock percentage.

     The percentage of cash versus CompuDyne common stock a Tiburon common stock shareholder will receive will not be finally determined until choices are made by shareholders and adjustments completed by CompuDyne. Fractional shares will not be issued so Tiburon common stock shareholders will receive cash for their fractional shares. The following example assumes a closing in May after May 2, 2002 and a 50% aggregate stock percentage. A Tiburon shareholder with 1,000 shares of Tiburon common stock would receive 235 shares of CompuDyne common stock, and $2,585 in cash in exchange. The market value of the CompuDyne common stock received at the time of the closing of the Merger may change as it is a publicly traded stock.

Q:  WHAT WILL TIBURON'S PREFERRED STOCK SHAREHOLDER RECEIVE IN THE MERGER?

A: The holder of Tiburon's 6.0% Cumulative Convertible Preferred Stock will receive shares of CompuDyne Series E Preferred Stock plus cash in the same proportion that CompuDyne elects to provide stock and cash in the aggregate to the Tiburon common stock shareholders. The amount of cash and actual number of shares of CompuDyne Preferred will be calculated based on the actual cash price, the exchange ratio and the aggregate stock percentage paid to Tiburon common stock shareholders. The rights of the CompuDyne Preferred holder will be substantially the same as its rights as the Tiburon Preferred holder, but the CompuDyne Preferred will be convertible into CompuDyne common stock. Neither the shares of CompuDyne Preferred nor the shares of CompuDyne common stock into which the CompuDyne Preferred is convertible are being registered with the Securities and Exchange Commission in CompuDyne's S-4 Registration Statement of which this Proxy Statement/Prospectus is a part. CompuDyne has agreed to register these securities for resale in a separate registration process. See "THE MERGER -- Preferred Stock".

Q:  WHAT WILL THE HOLDER OF THE TIBURON WARRANTS RECEIVE IN THE MERGER?

A: The holder of the warrants to purchase Tiburon common stock will receive warrants to purchase CompuDyne common stock plus cash in the same proportion that CompuDyne elects to provide stock and cash in the aggregate to the Tiburon common stock shareholders. The Tiburon Warrant holder will receive cash equal to the number of shares of Tiburon common stock for which the Tiburon Warrants were exercisable multiplied by the aggregate cash percentage and by the cash price, less the applicable exercise price of the Tiburon Warrants. The Tiburon Warrant holder will receive CompuDyne Warrants exercisable for CompuDyne common stock equal to the number of shares of Tiburon common stock for which the Tiburon Warrants were exercisable multiplied by the aggregate stock percentage and exchange ratio. Neither the CompuDyne Warrants nor the shares of CompuDyne common stock issuable upon the exercise of the CompuDyne Warrants are being registered with the Securities and Exchange Commission in CompuDyne's S-4 Registration Statement of which this Proxy Statement/Prospectus is a part. CompuDyne has agreed to register these securities for resale in a separate registration process. See "THE MERGER -- Options and Warrants".

Q: WILL THERE BE ANY RESTRICTIONS ON THE SALE OF SHARES OF COMPUDYNE COMMON STOCK RECEIVED BY TIBURON SHAREHOLDERS IN THE MERGER?

A: No restrictions will apply to the common stock received by Tiburon shareholders who are neither directors, officers, holders of 5% or more of Tiburon voting common stock, nor other persons who have executed shareholder agreements in connection with the Merger and provided written consents to the Merger. If you are a director, officer, 5% or greater holder or another person who executed a shareholder agreement and signed a written consent, or are a holder of Tiburon Preferred Stock or Warrants, see "THE MERGER -- Resales of CompuDyne's Stock Received in the Merger" for a description of the restrictions, to which you previously agreed, that will apply to the CompuDyne common stock, CompuDyne Preferred and CompuDyne Warrants you will receive in the Merger.

Q:  WHY ARE TIBURON SHAREHOLDERS NOT VOTING ON THE MERGER AT THIS TIME?

A: The Agreement and Plan of Merger was first approved by the Tiburon shareholders on June 19, 2001 through a written consent procedure. The amendment to the Agreement and Plan of Merger was approved by the Tiburon shareholders on March 21, 2002 through the same written consent procedure. If the Merger is approved by CompuDyne shareholders, Tiburon common stock shareholders will receive the merger consideration in cash and shares of CompuDyne's common stock, unless they dissent from the Merger and follow the procedures required to exercise dissenters' rights. See "THE MERGER -- Dissenters' Rights."

Q:  WHY ARE COMPUDYNE SHAREHOLDERS VOTING ON THE MERGER?

A:  Approval by CompuDyne shareholders is a requirement of the Merger Agreement.

Q: ARE THERE FINANCIAL CONSEQUENCES FOR COMPUDYNE IN THE EVENT THAT ITS SHAREHOLDERS DO NOT APPROVE THE MERGER?

A: If CompuDyne's shareholders do not approve the Merger, either CompuDyne or its subsidiary New Tiburon may be responsible to pay Tiburon a break-up fee in the amount of $1,000,000 as liquidated damages.

Q:  WHAT DO COMPUDYNE SHAREHOLDERS NEED TO DO NOW TO VOTE?

A: Just indicate on the enclosed proxy card how you want to vote, and sign, date and return it as soon as possible in the enclosed envelope. If you sign and send in your proxy card and do not indicate how you want to vote, your shares will be voted FOR approval of the Merger Agreement and the Merger.

     You can choose to attend the annual meeting and vote your shares in person instead of completing and returning a proxy card. If you do complete and return a proxy card, you may change your vote at any time up to and including the time of the vote on the day of the annual meeting by following the directions on pages 20 and 21.

Q:  WHAT DO TIBURON SHAREHOLDERS NEED TO DO NOW?

A: Tiburon shareholders need not do anything now. If the Merger is completed, you will receive written notice of the exchange procedure and your right to dissent from the Merger, and instructions on how to dissent.

Q:  WHICH SHAREHOLDERS OF COMPUDYNE CAN VOTE?

A: You are entitled to vote at the CompuDyne annual meeting if you owned shares of CompuDyne common stock at the close of business on March 18, 2002. You will have one vote for each share of CompuDyne common stock that you owned at that time.

Q: IF MY SHARES ARE HELD IN STREET NAME BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: Your broker will vote your shares only if you provide instructions to your broker on how you want your shares voted.

Q:  CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: Yes. There are three ways for you to revoke your proxy and change your vote. First, you may send a written notice to the Secretary of CompuDyne stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card. Third, you may vote in person at the annual meeting. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q:  SHOULD TIBURON SHAREHOLDERS SEND IN THEIR STOCK CERTIFICATES NOW?

A: No. After the Merger takes place, Tiburon shareholders will receive instructions on how to exchange Tiburon certificates for the merger consideration.

Q:  WHAT NEEDS TO BE DONE TO COMPLETE THE MERGER?

A: CompuDyne's and Tiburon's obligations to complete the Merger depend on a number of conditions being met that have not yet been met. In addition to compliance with the Merger Agreement, these include:

     1.  Approval of the Merger Agreement and Merger by CompuDyne shareholders.

     2. Receipt of legal opinions from counsel for each party opining on issues customary to a transaction of this type.

     3. Approval by the NASDAQ National Market of the listing of CompuDyne's common stock to be issued in the Merger.

     4. The absence of any injunction or legal restraint blocking the Merger or government proceedings trying to block the Merger.

     5. CompuDyne and Tiburon each having received a tax opinion from its counsel that, for federal income tax purposes, the receipt of CompuDyne stock by Tiburon shareholders in the Merger will not result in gain or loss recognition, and Tiburon will not recognize any gain or loss in connection with the Merger. (Although the receipt of cash for Tiburon stock will be a taxable gain to the extent a gain is realized on the transaction by a Tiburon shareholder).

Q: WHOM CAN I CALL WITH QUESTIONS OR TO OBTAIN COPIES OF THIS PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS?

A: Tiburon Inc., Charles H. Bridges, Jr., 39350 Civic Center Drive, Fremont, California 94538, Telephone (510) 792-2108 (e-mail: cbridges@tibinc.com).

B. CompuDyne Corporation, Director of Investor Relations, 7249 National Drive, Hanover, Maryland 21076, Telephone (410) 712-0275 (e-mail: info@compudyne.com).

     A copy of the Merger Agreement including each of its exhibits and the other documents described in this Proxy Statement/Prospectus will be provided to you promptly without charge if you call, e-mail or write to CompuDyne Corporation or Tiburon, Inc. at either of the above telephone numbers or addresses. Such documents were also filed as exhibits to the registration statement filed with the Securities and Exchange Commission to register the shares of CompuDyne's common stock to be issued in the Merger. See "WHERE YOU CAN FIND MORE INFORMATION."

                                    SUMMARY

     The following is a brief summary of information located elsewhere in this document. It does not contain all of the information that is important to you. Before you vote, you should give careful consideration to all of the information contained in or incorporated by reference into this document to fully understand the Merger. See "WHERE YOU CAN FIND MORE INFORMATION" on page 68. Each item in this Summary refers to the page where that subject is discussed in more detail.

MERGER CONSIDERATION (PAGES 30-33).

     Holders of Tiburon common stock will receive cash and/or shares of CompuDyne common stock in exchange for their Tiburon common stock. Tiburon common stock shareholders will be paid the equivalent of $4.80 per share of Tiburon common stock plus monthly increases of $0.045 for each of the first six full months after September 2, 2001 that pass before the closing of the Merger. If the Merger is not closed by April 2, 2002, the monthly increase as of that date and thereafter will be raised to $0.05. Assuming a closing in May after May 2, 2002, the cash price will be $5.17 per share. The number of shares of CompuDyne common stock to be received in exchange for Tiburon common stock will be determined by application of an exchange ratio equal to the cash price divided by $11.00. The exchange ratio, assuming a closing in May after May 2, 2002, would be 0.47. See "THE MERGER -- Exchange Ratio." The aggregate percentage of shares of Tiburon common stock to be acquired through the Merger in exchange for CompuDyne common stock will be elected by CompuDyne in a range from 50% to 65%. CompuDyne may not elect a percentage that causes the exchange of Tiburon stock for CompuDyne stock to be taxable. Tiburon common stock shareholders may choose to receive all cash, all CompuDyne common stock or a combination of both. CompuDyne has the right to adjust those choices on a pro rata basis to achieve the aggregate stock percentage it elects. The market value of the CompuDyne common stock received at the time of the closing of the Merger may change as it is a publicly traded stock. Tiburon shareholders have the right to exercise dissenters' rights as more fully described in "THE
MERGER -- Dissenters' Rights" on page 45. Fractional shares will not be issued. Tiburon shareholders will be issued cash in lieu of such fractional shares.

     The holder of Tiburon's 6.0% Cumulative Convertible Preferred Stock will receive shares of CompuDyne Series E Preferred Stock plus cash in the same proportion that CompuDyne elects to provide stock and cash in the aggregate to the Tiburon common stock shareholders. The amount of cash and actual number of shares of CompuDyne Preferred will be calculated based on the actual cash price, the exchange ratio and the aggregate stock percentage paid to Tiburon common stock shareholders. The rights of the CompuDyne Preferred holder will be substantially the same as its rights as the Tiburon Preferred holder, but the CompuDyne Preferred will be convertible into CompuDyne common stock. See "THE MERGER -- Preferred Stock" on page 33.

     The holder of the warrants to purchase Tiburon common stock will receive warrants to purchase CompuDyne common stock plus cash in the same proportion that CompuDyne elects to provide stock and cash in the aggregate to the Tiburon common stock shareholders. The Warrant holder will receive cash equal to the number of shares of Tiburon common stock for which the Tiburon Warrants were exercisable multiplied by the aggregate cash percentage and by the cash price, less the applicable exercise price of the Tiburon Warrants. The Warrant holder will receive CompuDyne Warrants exercisable for CompuDyne common stock equal to the number of shares of Tiburon common stock for which the Tiburon Warrants were exercisable multiplied by the aggregate stock percentage and exchange ratio. See
"THE MERGER -- Options and Warrants" on page    .

GENERALLY TAX FREE TRANSACTION FOR TIBURON SHAREHOLDERS TO THE EXTENT THEY RECEIVE STOCK IN THE MERGER (PAGES 39-41).

     Neither CompuDyne nor Tiburon has obtained a ruling from the Internal Revenue Service concerning the tax consequences of the Merger. Depending upon the value of CompuDyne stock on the date of the closing of the Merger, the Merger may not meet one of the requirements for such a ruling. See "THE
MERGER -- Federal Income Tax Consequences" on page 39. As a condition to the closing of the Merger, CompuDyne and Tiburon will each will receive an opinion from its respective counsel that the transaction qualifies as a reorganization under Section 368(a) of the Code and that Tiburon shareholders will not recognize a gain or loss for federal income tax purposes on the shares of CompuDyne stock they receive in the Merger. To the extent Tiburon shareholders receive cash in addition to CompuDyne stock, they will recognize a gain for federal income tax purposes of the lesser of cash received or gain realized. The exchange of Tiburon Warrants for CompuDyne Warrants and cash will result in the recognition of taxable gain of the lesser of cash received or gain realized. Different tax consequences may apply to Tiburon shareholders because of their individual circumstances or because special tax rules apply to them, for example, if they:

     - are a tax-exempt organization;

     - are a dealer in securities;

     - are a financial institution;

     - are an insurance company;

     - are a non-United States person;

     - are subject to the alternative minimum tax;

     - are a trader in securities who elects to apply a mark-to-market method of accounting;

     - acquired shares of Tiburon's common stock from the exercise of options or otherwise as compensation or through a qualified retirement plan; or

     - hold shares of Tiburon's common stock as part of a straddle, hedge, or conversion transaction.

     Tax matters are very complicated. Tiburon shareholders should consult their tax advisors for a full explanation of the tax consequences of the Merger to them.

BOTH BOARDS OF DIRECTORS HAVE APPROVED (PAGES 28-30).

     Both the Tiburon and CompuDyne Boards of Directors approved the Merger Agreement and the Merger and CompuDyne's Board recommends that its shareholders vote FOR approval of them.

RIGHTS OF SHAREHOLDERS (PAGES 63-68).

     The rights of Tiburon shareholders after the Merger will be governed by the articles of incorporation and bylaws of CompuDyne and the Corporate Law of the State of Nevada. Some of the provisions included in CompuDyne's articles of incorporation, bylaws and the applicable law may serve to prevent a change in control of CompuDyne even if desired by a majority of the shareholders. These provisions include:

     - higher shareholder vote requirement (3/5 instead of majority) to (i) approve a merger or consolidation of CompuDyne with any company or entity that holds 5% or more of CompuDyne's capital stock; (ii) approve the sale, lease or exchange of all, or substantially all of CompuDyne's assets with such company or entity or (iii) approve the sale to CompuDyne or its subsidiaries of the assets of such an entity or corporation;

     - a staggered Board of Directors whereby approximately one-third of the Board is elected at each annual meeting of shareholders over a three-year cycle; and

     - removal of a director only with a two-thirds vote of the shareholders.

     For a discussion of additional provisions of CompuDyne's articles of incorporation and bylaws and additional provisions of applicable law that may serve to prevent a change in control of CompuDyne, see "DESCRIPTION OF CAPITAL STOCK AND SHAREHOLDER RIGHTS OF COMPUDYNE" on page 63.

RESTRICTIONS ON SHARES OF COMPUDYNE COMMON STOCK (PAGES 41-42).

     The shares of CompuDyne common stock to be received by Tiburon shareholders in the Merger will be restricted as to transfer for some Tiburon shareholders. If you are NOT a director, officer, holder of 5% or more of Tiburon voting stock, or a person who executed a shareholders agreement and provided a written consent to the Merger, your shares will NOT be restricted as to transfer. If you are one of such persons, the stock you receive may have some restrictions on transfer. See "THE MERGER -- Resales of CompuDyne's Common Stock Received in the Merger" on page 41 for a description of these restrictions.

TIBURON MANAGEMENT'S MONETARY INTEREST IN THE MERGER (PAGE 44).

     Tiburon's management will receive the same consideration for their shares of Tiburon common stock in the Merger as all other shareholders. The directors of Tiburon will not continue as directors of New Tiburon but one director of Tiburon, Bruce Kelling, has been nominated as a director of CompuDyne for a three-year term. Mr. Kelling will accept the position only if the Merger is completed. In addition, CompuDyne and Tiburon have entered into employment agreements with Bruce Kelling and Thomas Dewey, members of Tiburon's management, which agreements will continue to be in effect after the Merger. Management of Tiburon who continue after the Merger may participate in the future in the CompuDyne stock option plan for employees. See "THE MERGER -- Interests of Tiburon Directors and Executive Officers in the Merger That Are Different Than Those of Tiburon Shareholders" on page 44.

TERMINATION OF THE MERGER AGREEMENT (PAGES 38-39).

     The Merger Agreement specifies a number of circumstances whereby CompuDyne or Tiburon may terminate the Merger Agreement. Those circumstances include (i) if the Merger is not consummated by May 30, 2002; or (ii) if a final, non-appealable restraining order, injunction or other order issued by a court or rule, statute or regulation prevents the consummation of the Merger; or (iii) if CompuDyne and Tiburon each shall not have received an opinion from their counsel as to the tax free nature of the Merger; or (iv) if the approval of Tiburon's shareholders is rescinded. See "THE MERGER -- Termination and Amendment of the Merger Agreement."

     Regardless of whether the Merger is completed, each party will pay its own fees and expenses, except that each party has agreed to pay for 50% of the costs and expenses incurred in printing and mailing this document and the filing and registration fees paid to the Securities and Exchange Commission. Under certain circumstances, in the event that the Merger is not consummated, either CompuDyne or New Tiburon may be required to pay Tiburon a $1,000,000 break-up fee as liquidated damages. Neither Tiburon nor CompuDyne is relieved from liability for damages arising out of any willful or intentional breach of the Merger Agreement.

     If a Tiburon shareholder who has signed a shareholders agreement and consented to the Merger either (i) rescinds that consent or (ii) approves a merger between Tiburon and some third party, CompuDyne will have the right to purchase at a price of $3.00 per share the shares of Tiburon common stock held by that shareholder.

INFORMATION ABOUT THE COMPUDYNE ANNUAL MEETING (PAGE 20-21).

     The annual meeting of CompuDyne shareholders will be held on May 2, 2002, at 10:00 a.m. at Sheraton Columbia, 10207 Wincopin Circle, Columbia, Maryland, 21044. The meeting will be for the following purposes:

     - to approve and adopt the Merger and the Merger Agreement;

     - to amend the CompuDyne Corporation 1996 Stock Incentive Compensation Plan for Employees;

     - to elect three directors to serve until the 2005 Annual Meeting of Shareholders; and

     - to address any other matters that properly come before the annual meeting, or any adjournments or postponements of the meetings, including a motion to adjourn the annual meeting to another time and/or place to solicit additional proxies in favor of the Merger Agreement and the Merger or otherwise.

THE COMPANIES INVOLVED IN THE MERGER (PAGES 50-62).

COMPUDYNE CORPORATION
7249 National Drive
Hanover, Maryland 21076
(410) 712-0275

     CompuDyne is a Nevada corporation headquartered in Hanover, Maryland and operates through multiple subsidiaries providing a variety of security products, integration and technology for the public security markets.

NEW TIBURON, INC.
7249 National Drive
Hanover, Maryland 21076
(410) 712-0275

     New Tiburon is a Virginia corporation and wholly-owned subsidiary of CompuDyne. New Tiburon was formed by CompuDyne to facilitate the Merger.

TIBURON, INC.
39350 Civic Center Drive
Fremont, California 94538
(510) 792-2108

     Tiburon is a Virginia corporation headquartered in Fremont, California which provides automated software and support services for the public safety and justice markets.

                      SHARE INFORMATION AND MARKET PRICES

     CompuDyne's common stock is traded on the NASDAQ National Market under the trading symbol "CDCY." The table below presents the per share closing prices of CompuDyne's common stock on the NASDAQ National Market on various dates. May 10, 2001 was the last trading day before announcement of the Merger Agreement. January 28, 2002 was the last trading day before announcement of the amendment to the Merger Agreement. Tiburon's common and preferred stock are not publicly traded and, as such no reliable quotations for Tiburon exist. CompuDyne's Series E Preferred Stock and Warrants have been created for the Merger and no quotations for them exist. Tiburon shareholders will receive $4.80 (as adjusted) in cash and CompuDyne common stock based on an exchange ratio and valued, for exchange purposes only, at $11.00 per share. Assuming a closing in May after May 2, 2002, the cash price per Tiburon share will be $5.17 and the exchange ratio will be .47. The aggregate stock percentage that the Tiburon shareholders will receive will be from 50% to 65%, at the discretion of CompuDyne. See "THE
MERGER -- Structure." The holder of Tiburon's 6.0% Cumulative Convertible Preferred Stock will receive shares of CompuDyne Series E Preferred Stock plus cash in the same proportion that CompuDyne elects to provide stock and cash in the aggregate to the Tiburon common stock shareholders. See "THE
MERGER -- Preferred Stock." The holder of Tiburon's Warrants will receive CompuDyne Warrants and cash in the same proportion that CompuDyne elects to provide stock and cash to the Tiburon common stock shareholders. See "THE
MERGER -- Options and Warrants". For more information about the exchange ratio and how it works, see "THE MERGER -- Exchange Ratio."

                                                         CLOSING PRICE
                                ---------------------------------------------------------------
                                                 COMPUDYNE'S
                                COMPUDYNE'S       SERIES E        TIBURON'S     TIBURON'S 6.0%
DATE                            COMMON STOCK   PREFERRED STOCK   COMMON STOCK   PREFERRED STOCK
----                            ------------   ---------------   ------------   ---------------
May 10, 2001..................     $ 9.25            N/A             N/A              N/A
January 28, 2002..............     $12.90            N/A             N/A              N/A
March 28, 2002................     $12.80            N/A             N/A              N/A

---------------

* N/A = Not Applicable.

     Tiburon's shareholders are advised to obtain current market quotations for CompuDyne's common stock. The market price of CompuDyne's common stock may fluctuate between the date of this Proxy Statement/ Prospectus and the date on which the Merger takes place. No assurance can be given as to the market price of CompuDyne's common stock at the time of the Merger. Tiburon may not terminate the Merger Agreement because of changes in the price of CompuDyne's common stock. See "THE MERGER -- Termination and Amendment of the Merger Agreement."

                           COMPARATIVE PER SHARE DATA
                                  (UNAUDITED)

     The following table shows historical information about net income per share and book value per share, and similar information reflecting the Merger, which we refer to as "pro forma" information. Neither company has paid cash dividends on its common stock. In presenting the comparative pro forma information for the time period shown, it was assumed that the companies had been merged throughout the period.

     The information listed as "equivalent pro forma" was obtained by multiplying the pro forma amounts by an assumed exchange ratio of 0.47 which assumes a closing in May after May 2, 2002. This information reflects the fact that Tiburon common shareholders will receive less than one share of CompuDyne common stock for each share of Tiburon common stock exchanged for CompuDyne common stock in the Merger.

     It is expected that merger and integration charges will be incurred as a result of combining our companies. It is also anticipated that the Merger will provide the combined company with financial benefits that include reduced operating expenses. These charges and benefits are not reflected in the pro forma data. While helpful in illustrating the financial characteristics of the combined company under one set of assumptions, the pro forma information does not reflect these anticipated financial benefits and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined.

     The information in the following table is based on, and should be read together with, the historical financial information that CompuDyne has presented in its prior filings with the Securities and Exchange Commission, and which is incorporated into this document by reference. See "WHERE YOU CAN FIND MORE INFORMATION" on page 68 for a description of where you can find CompuDyne's prior filings.

                                                                AT OR FOR THE
                                                                 YEAR ENDED
                                                              DECEMBER 31, 2001
                                                              -----------------
Net Income per Common Share (Basic)(1)(2):
  CompuDyne - historical....................................        $0.75
  Tiburon - historical......................................        $0.19
  Pro Forma Combined(3).....................................        $0.28
  Equivalent Pro Forma......................................        $0.28
Net Income per Common Share (Diluted)(1)(2):
  CompuDyne - historical....................................        $0.67
  Tiburon - historical......................................        $0.17
  Pro Forma Combined(3).....................................        $0.25
  Equivalent Pro Forma......................................        $0.25
Book Value per Common Share(1)(2):
     CompuDyne - historical.................................        $6.02
     Tiburon - historical...................................        $1.10
     Pro Forma Combined(3)..................................        $7.39
     Equivalent Pro Forma...................................        $7.39

---------------

(1) The number of common shares of Tiburon is determined by adding the number of shares into which the outstanding 6.0% Cumulative Convertible Preferred Stock and Warrants are convertible or exercisable to the number of outstanding shares of Tiburon common stock.

(2) The number of common shares of CompuDyne is determined by adding the number of shares into which the new CompuDyne Preferred Stock and Warrants will be convertible or exercisable after the Merger, assuming a 50% stock percentage, to the number of outstanding shares of CompuDyne common stock.

(3) The pro forma combined amounts have been calculated assuming a 50% stock percentage. Assuming a closing in May after May 2, 2002, the cash portion of the consideration would be $5.17 per share of Tiburon stock and the exchange ratio would be .47 shares of CompuDyne common stock for each share of Tiburon stock exchanged. For the purposes of these calculations, an assumed market value of $12.80 per share was used for the CompuDyne shares.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     The parties have made forward-looking statements in this document and in documents incorporated by reference. These kinds of statements are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations. When the parties use words like "believes", "expects", "anticipates" or similar expressions, they are making forward-looking statements.

     You should note that many factors, some of which are discussed elsewhere in this document and in the documents that are incorporated by reference, could affect future financial results and could cause those results to differ materially from those expressed in the forward-looking statements. These factors include the following:

     - the effect of economic conditions;

     - inability to realize expected cost savings in connection with business combinations and other acquisitions;

     - governmental actions which affect the public security and justice businesses;

     - higher than expected costs related to integration of combined or merged businesses;

     - change in any applicable law, rule, regulation or practice with respect to tax or accounting issues or otherwise;

     - adverse changes or conditions in capital or financial markets; and

     - increased competition in CompuDyne's markets.

     The forward-looking statements are made as of the date of this document, and the parties assume no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

     No person is authorized to give any information or to make any representation not contained in this document, and, if given or made, that information or representation should not be relied upon as having been authorized. This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any of CompuDyne's common stock offered by this document, or the solicitation of a proxy, in any jurisdiction in which it is unlawful to make that kind of offer or solicitation. Neither the delivery of this document nor any distribution of CompuDyne's common stock offered pursuant to this Proxy Statement/Prospectus shall, under any circumstances, create an implication that there has been no change in the affairs of Tiburon or CompuDyne or the information in this document or the documents or reports incorporated by reference into this document since the date of this document.

                                  RISK FACTORS

     In addition to the other information in this Proxy Statement/Prospectus, you should carefully consider the Risk Factors discussed below in evaluating the combination of Tiburon with CompuDyne.

     Some of the information in this Proxy Statement/Prospectus is forward-looking. Forward-looking statements can be identified by the use of language such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations which are subject to risks and uncertainties. When considering such forward looking statements, you should keep in mind the risk factors and other cautionary statements in this Proxy Statement/Prospectus. Actual results could differ materially from those currently anticipated due to a number of factors, including those identified in this section and elsewhere in this document. See "CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS."

POTENTIAL INABILITY TO MANAGE GROWTH.

     CompuDyne plans to develop further its existing lines of business in current markets and to expand into new markets. To do this, CompuDyne will need to continue to enhance its operational and financial systems and require the addition of qualified employees, management, operational and financial resources. The inability to manage and administer these requirements as needed could have a material adverse effect on CompuDyne.

     CompuDyne also plans to grow its business operations through the acquisition of additional companies that will compliment its existing products and services or provide an entry into markets where it does not maintain a presence. It is CompuDyne's intention to continue to acquire companies that are consistent with these goals. CompuDyne's acquisition of Tiburon reflects this strategy. Since November, 1998, CompuDyne has acquired three companies. CompuDyne may not be able to integrate or manage these businesses so as to produce returns that justify the investment. The issues relating to new acquisitions, those that are foreseen and unforeseen, may divert the attention of CompuDyne's management from existing operations, which may have a material adverse effect on CompuDyne.

     As CompuDyne expands its business operations, there may be a need for additional capital. CompuDyne may not be able to generate adequate cash from operations or obtain adequate financing from external sources for this purpose. The issuance of additional CompuDyne common stock to raise capital or to finance acquisitions may result in dilution to holders of CompuDyne common stock, whereas debt financing may increase significantly CompuDyne's leverage and may involve restrictive covenants that limit CompuDyne's operations. Future acquisitions by CompuDyne may also require approval from the bank supplying its credit facility.

RISKS OF THE TIBURON TRANSACTION.

     The Tiburon acquisition is significant to CompuDyne. The integration of Tiburon's operations is subject to the risks described above in "Potential Inability to Manage Growth."

ABILITY TO CARRY DEBT TO PAY THE CASH PORTION OF THE TRANSACTION.

     CompuDyne will acquire 35% to 50% of shares of Tiburon common stock to be acquired through the Merger for cash, at its election. Assuming a closing in May after May 2, 2002 and a $5.17 cash price, the cash paid by CompuDyne in the Merger in exchange for Tiburon common stock, preferred stock and warrants will range from approximately $10 million to approximately $14 million. CompuDyne has preliminarily arranged to borrow this amount from an institutional lender. The interest rate on this credit arrangement is based on a range of LIBOR plus 1.5% to Prime plus 1.25%. This borrowing will add significantly to CompuDyne's current level of debt. If the financing is not closed, or CompuDyne's financial situation deteriorates such that the credit arrangement is called, or CompuDyne is unable to meet its repayment schedule, CompuDyne would be materially and adversely affected.

RELIANCE ON U.S. GOVERNMENT CONTRACTS.

     U.S. Government contracts account for a portion of CompuDyne's business. The U.S. Government funds these contracts in annual increments, and the contracts require subsequent authorization and appropriation, which may not occur or which may provide less than the total amount of the contract. CompuDyne may not receive future contracts and the size of any contracts that it receives may vary. Fluctuations in spending by the U.S. Government for national defense could also adversely affect CompuDyne's ability to receive future contracts. Additionally, the U.S. Government may cancel its contracts unilaterally, at its convenience. The loss of, or a significant reduction in, this business could have an adverse effect on CompuDyne's business.

GOVERNMENT REGULATION.

     As a contractor with agencies of the U.S. Government and various state, county and local governments, CompuDyne is obligated to comply with a variety of regulations governing its operations and the workplace, including regulations promulgated by, among others, the various states with which CompuDyne contracts, the U.S. Departments of Commerce, State and Transportation and the U.S. Environmental Protection Agency and the U.S. Bureau of Alcohol, Tobacco and Firearms. CompuDyne's contracts sometimes give the contracting agency the right to conduct audits of its facilities and operations, and these audits occur routinely. An audit involves a governmental agency's review of CompuDyne's compliance with the prescribed procedures established in connection with the government contract. CompuDyne may be subject to investigations as a result of an audit or for other causes. Adverse findings in an audit or other investigation, including violations of environmental or labor laws, could result in fines or other penalties up to and including disqualification as a U.S. Government contractor. U.S. Government contracts may also contain specific delivery requirements, which if not met satisfactorily by CompuDyne could result in penalties assessed against it and a loss of profits.

     Regulations promulgated by the U.S. Commerce Department require CompuDyne to obtain a general destination license in connection with the sale of certain commercial products in foreign countries. U.S. State Department regulations also require CompuDyne to file an export license in connection with sales of military equipment in foreign countries. Furthermore, the U.S. State Department prohibits all sales of military equipment to certain countries, and the U.S. complies with United Nations trade embargos. Foreign countries in which CompuDyne does business also have laws and regulations that may restrict CompuDyne's business. CompuDyne believes that it currently conducts its activities and operations in substantial compliance with applicable U.S. and foreign governmental laws and regulations.

POLITICAL AND ECONOMIC RISKS OF DOING SIGNIFICANT BUSINESS OUTSIDE THE UNITED STATES.

     CompuDyne sells its products and services in foreign countries. CompuDyne's international business exposes it to various risks, including exchange rate fluctuations, foreign import controls, foreign currency restrictions, U.S. imposed embargoes of sales to specific countries, expropriation of assets, terrorism, war, civil uprisings and riots, government instability and the vagaries of foreign legal systems. CompuDyne may also be subject to unanticipated taxes, duties, or other governmental assessments. These risks or other unexpected costs could have a material adverse effect on CompuDyne.

LEGAL PROCEEDINGS.

     CompuDyne is a party to certain legal actions and inquiries for environmental and other matters resulting from the normal course of business. Although the total amount of liability with respect to these matters cannot be ascertained, CompuDyne's management believes that any resulting liability should not have a material effect on its financial position, results of future operations or cash flows.

     CompuDyne has been served over the past several years with a number of lawsuits involving asbestos related personal injury and death claims in which CompuDyne Corporation, individually and as an alleged successor to York-Shipley, Inc., is a defendant. CompuDyne Corporation has been named as a defendant in New York State courts since 1998 in cases related to claims for asbestos exposure allegedly due to asbestos allegedly contained in York-Shipley manufactured boilers. These cases are pending primarily in New York

City. CompuDyne has advised its insurers of each of these cases, and the insurers are providing a defense pursuant to agreement with CompuDyne, subject to reservation of rights by the insurers. The insurers have advised that claims in such litigation for punitive damages, exemplary damages, malicious and willful and wanton behavior and intentional conduct are not covered. One of the carriers has given notice that asbestos related claims are excluded from certain of these polices. The insurers have additional coverage defenses which are reserved, including that claims may fall outside of a particular policy period of coverage. CompuDyne cannot ascertain the total amount of potential liability, if any, with respect to these matters. Litigation costs to date have not been significant, CompuDyne has not paid any settlements from its own funds and CompuDyne believes that any such liability would not have a material effect on its financial position, future operations or future cash flows. However, litigation is inherently risky and unexpected results could have a material adverse effect on CompuDyne.

LIABILITY TO CLIENTS AND OTHERS.

     CompuDyne's involvement in the public security and justice business exposes it to potential liability claims from its clients. CompuDyne's products are used in applications where their failure could result in serious personal injuries and death. CompuDyne has sought ways to minimize loss to its clients by obtaining product liability and professional liability insurance policies with limits of $12 million ($11 million per occurrence) and $1 million, respectively; however, a successful claim could result in liability in excess of coverage limits or the cancellation of insurance coverage and have a material adverse effect on CompuDyne.

NO TAX RULING.

     The Merger is expected to constitute a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. The Merger is not expected to result in a gain or loss for federal income tax purposes to Tiburon or CompuDyne. Tiburon shareholders should consult their tax advisors with respect to the tax consequences of this transaction to them. No ruling from the Internal Revenue Service has been obtained to confirm the belief of CompuDyne and Tiburon that the Merger qualifies as a reorganization under Section 368(a), or that receipt of shares of CompuDyne stock in exchange for Tiburon stock in the Merger will not be a taxable event for federal income tax purposes. Depending upon the value of CompuDyne stock on the date of the closing of the Merger, the Merger may not meet one of the requirements for such a ruling. Although receipt of a tax opinion that the Merger will not be a taxable event from counsel to each of CompuDyne and Tiburon is a condition to completion of the Merger, those opinions are not binding on the Internal Revenue Service and do not take into account the personal circumstances of shareholders and should not be relied on by shareholders. See "THE MERGER -- Federal Income Tax Consequences" on page 39.

                      SELECTED FINANCIAL DATA -- COMPUDYNE

     The tables below present selected historical financial and other data for CompuDyne as of the dates and for the periods indicated. This selected financial data has been derived from the audited consolidated financial statements and related notes of CompuDyne for each of the years in the five year period ended December 31, 2001 and should be read in conjunction with CompuDyne's historical consolidated financial statements and related notes, which it has presented in its Annual Report to shareholders which accompanies this document, and in its prior filings with the Securities and Exchange Commission ("SEC") which are incorporated by reference into this document. For CompuDyne's historical information, see "WHERE YOU CAN FIND MORE INFORMATION." You should read all of the selected historical financial information provided in the following tables together with the historical consolidated financial statements and related notes.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                                      AS OF DECEMBER 31,
                                                      --------------------------------------------------
                                                        2001       2000     1999(1)    1998(1)    1997
                                                      --------   --------   --------   -------   -------
                                                                    (DOLLARS IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA
  Accounts receivable, net..........................  $ 34,188   $ 34,550   $ 33,833   $27,451   $ 4,757
  Contract costs in excess of billings..............    14,564      5,663      5,284     2,610       521
  Total current assets..............................    58,227     47,969     44,962    36,010     6,593
  Property, plant and equipment, net................     7,322      8,122      6,352     4,923       712
  Total assets......................................    76,431     59,866     57,447    43,570     7,598
  Accounts payable and accrued liabilities..........  $ 21,929   $ 18,942   $ 16,186   $ 9,169   $ 3,119
  Billings in excess of contract costs incurred.....     6,504      6,632      9,498     6,492       169
  Long term debt (excluding current portion)........    12,768     17,532     17,370    19,375        30
  Total current liabilities.........................    30,827     28,259     28,860    17,152     4,708
  Total liabilities.................................    43,794     46,070     47,417    37,680     5,436
  Shareholders' equity..............................    32,637     13,796     10,030     5,890     2,162

CONSOLIDATED STATEMENT OF OPERATIONS DATA
  Net sales.........................................  $127,394   $130,611   $111,446   $31,916   $20,016
  Gross profit......................................    25,280     25,502     21,355     6,052     3,279
  Research and development expenses.................        70        220         80       169       172
  Income before income taxes........................     5,724      5,590      4,259     1,210       538
  Net income........................................     4,092      4,139      2,670       847       696
Net income per common share:
  Basic.............................................  $   0.75   $   0.78   $   0.51   $  0.20   $  0.23
  Diluted...........................................  $   0.67   $   0.69   $   0.46   $  0.20   $  0.16
Cash dividends per common share.....................  $     --   $     --   $     --   $    --   $    --
Return on average shareholders' equity..............     22.5%      34.7%      33.6%     31.6%     34.8%

OTHER DATA
Diluted weighted average common shares (000's)......     6,110      6,028      5,868     4,343     4,364
Book value per common share.........................  $   6.02   $   2.58   $   1.92   $  1.41   $  0.72
Tangible book value per common share................  $   5.33   $   1.89   $   1.30   $  0.81   $  0.70

---------------

(1) During November 1998, CompuDyne acquired Norment Industries. This acquisition was largely responsible for the increases reflected in the operating results for 1999 as compared to 1998.

                       SELECTED FINANCIAL DATA -- TIBURON

     The tables below present selected historical financial and other data for Tiburon as of the dates and for the periods indicated. This selected financial data has been derived from the audited consolidated financial statements and related notes of Tiburon and from the unaudited six month financial statements as of December 31, 2001 and for the six months ended December 31, 2001 and 2000 of Tiburon appearing in Appendix B to this document. This summary should be read in conjunction with Tiburon's audited historical financial statements and related notes that appear in Appendix A to this document. In the opinion of management, the unaudited selected historical financial data reflect all necessary material adjustments and reclassifications (all of which are of a normal, recurring nature) that are necessary for fair presentation for the unaudited periods presented. The historical operating results of Tiburon for the six months ended December 31, 2001, are not necessarily indicative of results which may be expected for the entire year. All per share data of Tiburon have been adjusted retroactively to give effect to stock dividends and stock splits.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                        AT                   AS OF JUNE 30,                  AS OF
                                                   DECEMBER 31,   -------------------------------------   DECEMBER 31,
                                                       2001        2001      2000      1999      1998       1997(1)
                                                   ------------   -------   -------   -------   -------   ------------
                                                                         (DOLLARS IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA
  Accounts receivable, net.......................    $ 6,799      $ 6,859   $ 7,174   $10,158   $ 5,675     $ 4,958
  Contract costs in excess of Billing............     11,635       11,388    11,473     8,771     8,131       5,569
  Total current assets...........................     22,789       22,582    24,657    21,176    16,135      12,663
  Property, plant and equipment, net.............      2,482        3,112     2,851     2,096     2,199       1,960
  Total assets...................................    $26,014      $26,478   $28,077   $24,543   $18,708     $14,759
  Accounts payable and accrued liabilities.......    $ 3,525      $ 3,303   $ 4,084   $ 4,776   $ 2,202     $ 2,836
  Billings in excess of contract costs
    incurred.....................................      7,084        9,445     9,959    10,920     8,042       2,923
  Long term debt (excluding current portion).....        479          465       450     2,175     2,521       1,648
  Total current liabilities......................     16,635       17,571    21,133    20,573    16,249      10,474
  Total liabilities..............................     17,114       18,037    21,589    22,806    18,900      12,334
  Shareholders' equity (deficit).................    $ 5,567      $ 5,108   $ 6,015   $ 1,204   $  (725)    $ 2,425

                                             SIX MONTHS ENDED
                                               DECEMBER 31,               YEAR ENDED JUNE 30,             YEAR ENDED
                                             -----------------   -------------------------------------   DECEMBER 31,
                                              2001      2000      2001      2000      1999      1998       1997(1)
                                             -------   -------   -------   -------   -------   -------   ------------
                                                                      (DOLLARS IN THOUSANDS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA
  Net sales................................  $21,451   $20,865   $41,777   $47,872   $34,249   $24,989     $25,142
  Gross profit.............................    8,315     6,863    14,486    16,641    10,587     7,732      11,423
  Research and development expenses........    2,445     2,488     4,948     4,305     1,886     2,784       2,752
  Income (loss) before income taxes........      929    (1,418)     (909)    4,541       785      (294)      1,013
  Net income (loss)........................  $   463   $  (927)  $  (628)  $ 2,536   $ 1,583   $  (316)    $   555
Net income per common share:
  Basic....................................  $  0.09   $ (0.20)  $ (0.14)  $  0.64   $  0.41   $ (0.08)    $ (0.53)
  Diluted..................................  $  0.09   $ (0.20)  $ (0.14)  $  0.50   $  0.33   $ (0.08)    $ (0.53)
Cash dividends per common share............  $  0.00   $  0.00   $  0.00   $  0.00   $  0.00   $  0.00     $  0.00
Cash dividends per preferred share
  (000's):.................................  $    10   $    25   $    50   $    33   $    17   $    18     $    48
Return on average shareholders' equity.....    10.8%    (16.7%)   (11.3%)    70.3%    661.0%    (54.2%)      35.7%
OTHER DATA
  Diluted weighted average common shares
    (000's)................................    5,390     4,569     4,647     5,414     5,148     3,721       3,461
  Book value per common share..............  $  1.10   $  1.11   $  1.02   $  1.32   $  0.31   $ (0.19)    $  0.51
  Tangible book value per common share.....  $  1.08   $  1.07   $  1.00   $  1.27   $  0.22   $ (0.26)    $  0.49

---------------

(1) Tiburon changed its year end from December 31 to June 30 in 1998.

                SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED
                                 FINANCIAL DATA

     The following selected unaudited pro forma combined condensed financial data was prepared using the purchase method of accounting.

     The selected unaudited pro forma combined condensed financial data is based on estimates and assumptions which are preliminary. This data is presented for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial condition of CompuDyne that would have been reported had the Merger been completed as of the dates presented, and should not be taken as representative of future consolidated results of operations or financial condition of CompuDyne.

     This selected unaudited pro forma combined condensed financial data should be read in conjunction with the summary selected historical consolidated financial data and the unaudited pro forma combined condensed financial statements and accompanying notes contained elsewhere in this document.

                             COMPUDYNE AND TIBURON

                SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED
                               FINANCIAL DATA(1)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                                   2001
                                                               ------------
UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF
  OPERATIONS DATA:
  Net revenue...............................................     $169,757
  Operating income..........................................        7,204
  Net income................................................        1,856
  Net income (loss) per share:
     Basic..................................................     $   0.28
     Diluted................................................     $   0.25
  Average number of shares and share equivalents:
     Basic..................................................        6,645
     Diluted................................................        7,331

                                                                  AS OF
                                                               DECEMBER 31,
                                                                   2001
                                                               ------------
UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET DATA:
  Cash and cash equivalents.................................     $    298
  Working capital...........................................       30,071
  Total assets..............................................      121,329
  Long-term debt (excluding current portion)................       21,036
  Total shareholders' equity................................       49,737

---------------

(1) See the section entitled "Unaudited Pro Forma Combined Condensed Financial Statements" beginning on page 14 of this document.

                             COMPUDYNE CORPORATION
                                      AND
                             TIBURON, INCORPORATED

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

     The following presents the unaudited pro forma combined condensed financial statements as of December 31, 2001 and for the year then ended after giving effect to the acquisition of Tiburon, Incorporated ("Tiburon") by CompuDyne Corporation ("CompuDyne"). The unaudited pro forma combined condensed financial statements do not give effect to the anticipated cost savings or revenue enhancements. The purchase price may be adjusted upward or downward based on the market price of CompuDyne common stock prior to closing. In addition, certain adjustments related to the allocation of the purchase price to the acquired assets and liabilities included in the unaudited combined condensed financial statements are based on estimates of fair value and are subject to change as additional information becomes available. The final allocation may be materially different.

     The unaudited pro forma combined condensed balance sheet as of December 31, 2001 has been prepared as if the acquisition of Tiburon occurred on December 31, 2001. The unaudited pro forma combined condensed statement of operations for the year ended December 31, 2001 has been prepared as if the acquisition of Tiburon occurred on January 1, 2001.

     The information in the following tables is based on, and should be read together with, the historical consolidated financial statements of CompuDyne and Tiburon, which are included in this document. The pro forma data are presented for comparative purposes only and are not necessarily indicative of the combined financial position or results of operations in the future and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the transaction occurred at the beginning of the period.

                             COMPUDYNE CORPORATION
                                      AND
                             TIBURON, INCORPORATED

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                            AS OF DECEMBER 31, 2001

                                                                         PRO FORMA
                                                                        ADJUSTMENTS
                                                  COMPUDYNE   TIBURON    (NOTE D)       PRO FORMA
                                                  ---------   -------   -----------     ---------
                                                                  (IN THOUSANDS)
                                             ASSETS
CURRENT ASSETS:
  Cash & cash equivalents.......................   $   296    $ 2,185     $(2,183)(a)   $    298
  Accounts receivable, net......................    34,188      6,799          --         40,987
  Contract costs in excess of billings..........    14,564     11,635          --         26,199
  Inventories...................................     6,243         --          --          6,243
  Deferred tax assets...........................       843         --          --            843
  Income tax receivable.........................        --      1,737          --          1,737
  Prepaid expenses & other......................     2,093        433          --          2,526
                                                   -------    -------     -------       --------
          TOTAL CURRENT ASSETS..................    58,227     22,789      (2,183)        78,833
Property, plant & equipment, net................     7,322      2,482       1,800(b)      11,604
Goodwill & other intangible assets, net.........     3,753         97      24,359(c)      28,209
Investment in Tiburon Stock.....................     6,076         --      (6,076)(d)         --
Deferred tax asset..............................       570        511          --          1,081
Other...........................................       483        135        (483)(e)        135
                                                   -------    -------     -------       --------
          TOTAL ASSETS..........................   $76,431    $26,014     $17,417       $119,862
                                                   =======    =======     =======       ========
                               LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable & accrued liabilities........   $21,929    $ 3,525     $   500(l)    $ 25,954
  Deferred tax liability........................        --        152         800(m)         952
  Billings in excess of contract costs
     incurred...................................     6,504      7,084          --         13,588
  Bank line of credit...........................        --        167          --            167
  Capital lease obligations -- current..........        --          4          --              4
  Deferred revenue..............................        --      5,478          --          5,478
  Current portion of long term debt.............     2,394        225          --          2,619
                                                   -------    -------     -------       --------
          TOTAL CURRENT LIABILITIES.............    30,827     16,635       1,300         48,762
Notes payable, net of current portion...........    11,593        225       9,218(f)      21,036
Accrued rent....................................        --        254          --            254
Subordinated notes..............................     1,175         --          --          1,175
Other...........................................       199         --          --            199
                                                   -------    -------     -------       --------
          TOTAL LIABILITIES.....................    43,794     17,114      10,518         71,426
PREFERRED STOCK
  6.0% Preferred Stock..........................        --        333        (167)(g)        166
  7.5% Preferred Stock..........................        --      3,000      (3,000)(h)         --
                                                   -------    -------     -------       --------
          TOTAL PREFERRED STOCK.................        --      3,333      (3,167)           166
SHAREHOLDERS' EQUITY:
  Common stock..................................    33,326      3,496      12,137(i)      48,959
  Treasury shares...............................    (3,279)        --          --         (3,279)
  Retained earnings.............................     2,590      2,273      (2,273)(j)      2,590
  Dividends on preferred stock..................        --       (202)        202(k)          --
                                                   -------    -------     -------       --------
          TOTAL SHAREHOLDERS' EQUITY............    32,637      5,567      10,066         48,270
                                                   -------    -------     -------       --------
          TOTAL LIABILITIES & EQUITY............   $76,431    $26,014     $17,417       $119,862
                                                   =======    =======     =======       ========

   See accompanying notes to unaudited pro forma combined condensed financial statements

                             COMPUDYNE CORPORATION
                                      AND
                             TIBURON, INCORPORATED

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

                                                                          PRO FORMA
                                                                         ADJUSTMENTS
                                                   COMPUDYNE   TIBURON    (NOTE D)       PRO FORMA
                                                   ---------   -------   -----------     ---------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenue......................................  $127,394    $42,363     $    --       $169,757
Cost of sales....................................   102,114     26,425       2,675(n)     131,214
                                                   --------    -------     -------       --------
Gross profit.....................................    25,280     15,938      (2,675)        38,543
Selling, general and administrative..............    17,378      8,986          --         26,364
Research and development.........................        70      4,905          --          4,975
                                                   --------    -------     -------       --------
Operating income.................................     7,832      2,047      (2,675)         7,204
Operating income percent.........................                  6.1%        4.8%           4.2%
Other (income)/expense:..........................                                              --
  Interest (income)..............................       (12)      (67)          --            (79)
  Interest expense...............................     2,552        184         388(o)       3,124
  Other (income)/expense.........................      (432)       492         195(p)         255
                                                   --------    -------     -------       --------
Total other (income)/expense.....................     2,108        609         583          3,300
Income before taxes on income....................     5,724      1,438      (3,258)         3,904
Taxes on income..................................     1,632        528        (112)(q)      2,048
                                                   --------    -------     -------       --------
Net income.......................................  $  4,092    $   910     $(3,146)      $  1,856
                                                   ========    =======     =======       ========
Depreciation and amortization from operations....  $  1,874    $ 2,042                   $  3,916
Basic number of shares...........................     5,424      4,871                      6,645
Diluted number of shares.........................     6,110      5,282                      7,331
Earnings per share (basic).......................  $   0.75    $  0.19                   $   0.28
Earnings per share (diluted).....................  $   0.67    $  0.17                   $   0.25
Earnings before interest and taxes...............  $  8,264    $ 1,555                   $  6,949
Earnings before interest and taxes percent.......       6.5%       3.7%                       4.1%
Earnings before interest, taxes, depreciation and
  amortization...................................  $ 10,138    $ 3,597                   $ 10,865
Earnings before interest, taxes, depreciation and
  amortization percent...........................       8.0%       8.5%                       6.4%

   See accompanying notes to unaudited pro forma combined condensed financial statements

                             COMPUDYNE CORPORATION
                                      AND
                             TIBURON, INCORPORATED

      NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE A:  BASIS OF PRESENTATION

     The unaudited pro forma combined condensed balance sheet combines the historical consolidated balance sheets of CompuDyne and Tiburon as if the merger had become effective on December 31, 2001. The unaudited pro forma combined condensed statement of operations for the year ended December 31, 2001 combines the historical consolidated statement of operations of CompuDyne and Tiburon as if the merger had become effective on January 1, 2001.

     The merger is accounted for as a purchase. Under this method of accounting, assets and liabilities of Tiburon are adjusted to their estimated fair value and combined with the recorded book values of the assets and liabilities of CompuDyne.

     For purposes of the unaudited pro forma combined condensed financial statements, estimates of the fair value of Tiburon's assets and liabilities as of December 31, 2001 have been combined with the recorded assets and liabilities of CompuDyne. Fair value adjustments are subject to change as additional information becomes available.

NOTE B:  CALCULATION OF PURCHASE CONSIDERATION

     Holders of Tiburon common stock will receive cash and/or shares of CompuDyne common stock in exchange for their Tiburon common stock. Tiburon shareholders will be paid the equivalent of $4.80 per share of Tiburon common stock plus monthly increases of $0.045 for each of the first six full months after September 2, 2001 that pass before the closing. If not closed by April 2, 2002 the monthly increase as of the date of transfer will be raised to $0.05. Assuming a closing in May after May 2, 2002, the cash price will be $5.17 per share. The portion of the payments to be made in CompuDyne common stock will be determined by application of an exchange ratio equal to the cash price divided by $11.00. The exchange ratio, assuming a closing in May after May 2, 2002, would be 0.47. CompuDyne will elect an aggregate stock percentage in a range from 50% to 65%. CompuDyne may not elect a percentage that causes the exchange of Tiburon stock for CompuDyne stock to be taxable. Tiburon shareholders may choose to receive all cash, all stock or a combination of both. CompuDyne has the right to adjust those choices on a pro rata basis to achieve the aggregate stock percentage it elects. The market value of the CompuDyne common stock received at the time of the closing of the merger may change, as it is a publicly traded stock.

     The holder of Tiburon's 6.0% cumulative convertible preferred stock will receive shares of CompuDyne Series E Preferred Stock, plus cash in the same proportion that CompuDyne elects to provide stock and cash in the aggregate to the Tiburon common stock shareholders. The amount of cash and actual number of shares of CompuDyne Preferred will be calculated based on the actual price, the exchange ratio, and the aggregate stock percentage paid to the Tiburon common stock shareholders. The rights of the CompuDyne preferred holder will be substantially the same as its rights as the Tiburon Preferred holder, but the CompuDyne preferred stock will be convertible into CompuDyne common stock. Neither the shares of CompuDyne Preferred nor the shares of CompuDyne common stock into which the CompuDyne preferred is convertible are being registered with the Securities and Exchange Commission in CompuDyne's S-4 Registration Statement of which this Proxy Statement/Prospectus is a part. CompuDyne has agreed to register these securities for resale in a separate registration process.

     The holder of the warrants to purchase Tiburon common stock will receive warrants to purchase CompuDyne common stock, plus cash in the same proportion that CompuDyne elects to provide stock and cash to the Tiburon common stock shareholders. The Tiburon warrant holder will receive cash equal to the number of shares of Tiburon common stock for which the Tiburon warrants were exercisable multiplied by the

                             COMPUDYNE CORPORATION
                                      AND
                             TIBURON, INCORPORATED

                          NOTES TO UNAUDITED PRO FORMA
             COMBINED CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

aggregate cash percentage and by the cash price, less the applicable exercise price of the Tiburon warrants. The Tiburon warrant holder will receive CompuDyne warrants exercisable for CompuDyne common stock equal to the number of shares of Tiburon common stock for which the Tiburon warrants were exercisable multiplied by the aggregate stock percentage and exchange ratio. Any option not exercised prior to the effective date of the merger will be cancelled. Neither the Tiburon warrants nor the shares of CompuDyne common stock for which the CompuDyne warrants are exercisable are being registered with the Securities and Exchange Commission in CompuDyne's S-4 Registration Statement of which this Proxy Statement/ Prospectus is a part. CompuDyne has agreed to register these securities for resale in a separate registration process.

     The calculation of the purchase price, assuming a $5.17 per share price for Tiburon stock and a $12.80 per share market value for CompuDyne, is as follows (in thousands).

Cash paid for Tiburon stock and warrants....................   $13,001
CompuDyne stock issued for Tiburon stock....................    15,633
Previous investment in Tiburon common stock.................     3,076
CompuDyne preferred shares issued for Tiburon preferred
  shares....................................................       166
Acquisition costs...........................................       483
Previous investment in Tiburon preferred stock..............     3,000
                                                               -------
Total purchase price:.......................................   $35,359
                                                               =======

NOTE C:  ALLOCATION OF PURCHASE PRICE

     Allocations of purchase price at December 31, 2001 are based on management's estimates using the best available information and are subject to update as additional information becomes available. The components of the purchase price are as follows (in thousands):

Current assets..............................................   $ 24,389
Trademarks/trade names (40 year amortizable life)...........      1,000
Internet domain name (5 year amortizable life)..............         10
Employment contracts (3 year amortizable life)..............        100
Order backlog (1 year amortizable life).....................      2,000
Long-term assets............................................      4,282
Other assets................................................        743
Goodwill....................................................     21,249
Current liabilities.........................................    (17,935)
Other liabilities...........................................       (479)
                                                               --------
Total Purchase Consideration:...............................   $ 35,359
                                                               ========

NOTE D:  PRO FORMA ADJUSTMENTS (IN THOUSANDS)

     a.  To record Tiburon cash applied against note payable of $2,183.

     b.  To record Tiburon computer software purchase at fair value.

                             COMPUDYNE CORPORATION
                                      AND
                             TIBURON, INCORPORATED

                          NOTES TO UNAUDITED PRO FORMA
             COMBINED CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

     c. To record goodwill of $21,249, and acquisition of intangible assets of $1,000, $10, $100, and $2,000 for trademark/trade name, internet domain name, employment contracts, and sales backlog, respectively.

     d. To record elimination of CompuDyne investment in Tiburon. This includes $3,000 to eliminate Tiburon common stock owned by CompuDyne, $3,000 to eliminate Tiburon preferred stock owned by CompuDyne, and $76 to eliminate equity income recorded by CompuDyne in 2001.

     e. To eliminate CompuDyne's costs associated with the purchase of Tiburon common and preferred stock of $570, less accumulated amortization of $87.

     f. To record note payable to fund the cash portion of the purchase of Tiburon stock and warrants, assuming a 50% cash and 50% stock issuance of $13,001, net of cash received on exercise of "in the money" options of $1,166. It is assumed that all "in the money" options will be exercised. Also, to record warrants of $432, and $2,185 cash on Tiburon's financial statements, plus an accrual of estimated registration fees associated with the merger of $500.

     g. To eliminate Tiburon 6.0% preferred stock and issue CompuDyne preferred stock of $167.

     h.  To eliminate Tiburon 7.5% preferred stock of $3,000.

     i. To record CompuDyne stock of $916, plus additional paid in capital of $14,717 to purchase Tiburon, and eliminate Tiburon's common stock of $3,496.

     j.  To eliminate Tiburon's retained earnings of $2,273.

     k.  To eliminate Tiburon's dividends of $202 paid on preferred stock.

     l. To record accrual of registration costs associated with stock to be issued to Tiburon shareholders.

     m. To record deferred tax liability associated with the increase in fair value of computer software at estimated 40% effective tax rate.

     n. To record effect of amortization expenses of intangibles of $2,060 and long-term assets of $700, net of $85 reversed for the amortization of acquisition costs of Phase I. The amortization expense of $2,760 results in a permanent tax difference, as it is not deductible for tax purposes.

     o. To record interest expense on debt obtained to pay cash portion of the acquisition of $388, assuming note payable of $9,626, bearing interest of 4.16%.

     p. To eliminate dividend income of $120 and equity on earnings of Tiburon of $76 recorded in CompuDyne's financial statements.

     q. To record estimated income tax benefit of interest expense (m, above), net of Tiburon dividends (n, above), using an effective rate of 39%, where applicable of $112.

                         COMPUDYNE SHAREHOLDER MEETING

MATTERS TO BE CONSIDERED AT THE COMPUDYNE ANNUAL MEETING.

     CompuDyne is mailing this document to the holders of CompuDyne's common stock on or about April 4, 2002. A proxy card furnished in connection with the solicitation of proxies by the CompuDyne Board of Directors for use at the annual meeting of CompuDyne's shareholders on May 2, 2002, at 10:00 a.m., at Sheraton Columbia, 10207 Wincopin Circle, Columbia, Maryland 21044 is included. At the annual meeting, the holders of CompuDyne's common stock will consider and vote on:

     - the proposal to approve and adopt the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement,

     - the proposal to elect three directors to serve until the 2005 Annual Meeting of Shareholders;

     - the proposal to amend CompuDyne's 1996 Stock Incentive Compensation Plan for Employees to increase the number of available shares; and

     - Any other business that properly comes before the annual meeting, or any adjournments or postponements of the meeting, including, without limitation, a motion to adjourn the annual meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the Merger Agreement and the Merger or otherwise.

RECORD DATE AND VOTING.

     The CompuDyne Board of Directors has fixed the close of business on March 18, 2002 as the record date for determining the CompuDyne shareholders entitled to receive notice of and to vote at the annual meeting. Only holders of record of CompuDyne's common stock at the close of business on that day will be entitled to vote at the annual meeting or at any adjournment or postponement of the meeting. At the close of business on March 18, 2002, there were 6,687,265 shares of CompuDyne's common stock outstanding and entitled to vote at the annual meeting, held by approximately 1,713 shareholders of record.

     Each holder of CompuDyne's common stock on March 18, 2002 will be entitled to one vote for each share held of record on each matter that is properly submitted at the annual meeting or any adjournment or postponement of the meeting. The presence, in person or by proxy, of the holders of a majority of CompuDyne's common stock issued and outstanding and entitled to vote at the annual meeting is necessary to constitute a quorum. Abstentions and broker non-votes will be included in the calculation of the number of shares represented at the annual meeting in order to determine whether a quorum has been achieved. Since approval of the Merger Agreement requires the affirmative vote of the holders of at least a majority of the shares of CompuDyne's common stock cast at the annual meeting, abstentions will have the same effect as a vote against the Merger Agreement.

     If a quorum is not obtained, or if fewer shares of CompuDyne's common stock are voted in favor of the proposal for approval of the Merger Agreement than the number required for approval, it is expected that the annual meeting will be adjourned to allow additional time for obtaining additional proxies. In that event, proxies will be voted to approve an adjournment, except for proxies as to which instructions have been given to vote against the Merger Agreement. The holders of a majority of the shares present in person or by proxy at the annual meeting would be required to approve any adjournment of the annual meeting or any other such business that properly comes before the annual meeting.

     If your proxy card is properly executed and received by CompuDyne in time to be voted at the annual meeting, the shares represented by the proxy card will be voted in accordance with the instructions marked on the proxy card. EXECUTED PROXIES WITH NO INSTRUCTIONS INDICATED ON THE PROXY CARD WILL BE VOTED FOR THE MERGER AGREEMENT AND THE MERGER; FOR THE DIRECTOR-NOMINEES; AND FOR THE AMENDMENT TO THE 1996 STOCK INCENTIVE COMPENSATION PLAN FOR EMPLOYEES.

     The CompuDyne Board of Directors is not aware of any other matters that may properly come before the annual meeting. If any other matters properly come before the annual meeting, the persons named in the accompanying proxy will vote the shares represented by all properly executed proxies on those matters as determined by a majority of the CompuDyne Board of Directors.

REQUIRED VOTE; REVOCABILITY OF PROXIES.

     To vote on the Merger Agreement and Merger and the other annual meeting items, you need to properly complete the proxy card and return it in the enclosed envelope or attend the annual meeting and vote in person.

     In order to approve and adopt the Merger Agreement and the Merger, a majority of the shares of CompuDyne's common stock cast at the annual meeting must be voted FOR the Merger Agreement and the Merger. In order to elect the Director-nominees, each nominee must receive a plurality of those voting. In order to approve the amendment to the 1996 Stock Incentive Compensation Plan for Employees, a majority of the votes cast at the meeting must vote in favor.

     All of the directors and executive officers of CompuDyne beneficially owned as of March 18, 2002, excluding all options to purchase shares of CompuDyne's common stock, a total of 2,228,407 shares of CompuDyne's common stock, which was approximately 33.32% of the outstanding shares of CompuDyne's common stock on that date. CompuDyne expects all of these persons to vote their shares in favor of the Merger Agreement and the Merger.

     If you submit a proxy card, attending the annual meeting will not automatically revoke your proxy. However, you may revoke a proxy at any time before it is voted by:

     - delivering to W. C. Rock, Secretary, CompuDyne Corporation, 7249 National Drive, Hanover, Maryland 21076, a written notice of revocation before the annual meeting,

     - delivering to that same address, a duly executed proxy bearing a later date before the annual meeting, or

     - attending the annual meeting and voting in person.

Simply attending the annual meeting without voting will not automatically revoke your proxy.

SOLICITATION OF PROXIES.

     In addition to solicitation by mail, directors, officers and employees of CompuDyne may solicit proxies for the annual meeting from shareholders personally or by telephone or telecopier without receiving additional compensation for these activities. The cost of soliciting proxies will be paid separately by CompuDyne. CompuDyne also will make arrangements with brokerage firms and other custodians, nominees and fiduciaries to send proxy materials to their principals and will reimburse those parties for their expenses in doing so.

NO MEETING OF TIBURON SHAREHOLDERS.

     There will be no special meeting of Tiburon shareholders to approve the Merger or Merger Agreement. That approval was obtained by the written consent of shareholders holding more than the required majority on June 19, 2001 and March 21, 2002. As such, the requirement in the Merger Agreement for Tiburon shareholder approval has been satisfied. If the Merger is completed, shareholders of Tiburon will receive cash and/or the shares of common stock of CompuDyne provided for in the Merger Agreement, or, if they did not already consent to the Merger, may exercise their dissenters' rights. See "THE
MERGER -- Dissenters' Rights."

                            PROPOSAL ONE: THE MERGER

     The information in this section is qualified in its entirety by reference to the full text of the merger agreement and first amendment including each of their exhibits, all of which are incorporated by reference into this document and the material features of which are described in this Proxy Statement/Prospectus. A copy of the merger agreement and first amendment including each of their exhibits and the other documents described in this Proxy Statement/Prospectus will be made available to you without charge on CompuDyne's web site at http://www.compudyne.com or if you write to CompuDyne Corporation, 7249 National Drive, Hanover, Maryland 21076, (410) 712-0275 (e-mail: info@compudyne.com) or Tiburon, Inc., 39350 Civic Center Drive, Fremont, California 94538, (510) 792-2108 (e-mail: cbridges@tibinc.com). Such documents were also filed as exhibits to the registration statement filed with the SEC to register the shares of CompuDyne's common stock to be issued in the merger. See "WHERE YOU CAN FIND MORE INFORMATION."

THE PARTIES.

     CompuDyne, Tiburon and New Tiburon have entered into an agreement and plan of merger (the "Merger Agreement") and a first amendment to agreement and plan of merger ("First Amendment") (collectively, the Merger Agreement and First Amendment are referred to herein as "Merger Agreement, as amended"). Under the Merger Agreement, as amended, CompuDyne will acquire Tiburon through the Merger of Tiburon into New Tiburon, CompuDyne's wholly owned subsidiary (the "Merger").

COMPUDYNE.

     CompuDyne is a Nevada corporation and the parent company of New Tiburon, its subsidiary created for the purposes of this Merger. CompuDyne is headquartered in Hanover, Maryland.

     At December 31, 2001, CompuDyne had total consolidated assets of $76,431,000, total liabilities of $43,794,000, and Stockholders' equity of $32,637,000. CompuDyne has six business subsidiaries providing physical and electronic security products and technology -- based solutions for the public security and justice markets. For additional information about CompuDyne, see "INFORMATION ABOUT COMPUDYNE."

TIBURON.

     Tiburon is a Virginia corporation headquartered in Fremont, California.

     At December 31, 2001, Tiburon had total assets of $26,014,000, total liabilities of $17,114,000, Preferred Stock of $3,333,000 and shareholders' equity of $5,567,000. Tiburon has developed, implemented and supported automated solutions for public safety and justice agencies since 1980. For additional information about Tiburon, see "INFORMATION ABOUT TIBURON."

BACKGROUND OF THE MERGER.

     In November 1999, Martin Roenigk, Chairman and Chief Executive Officer of CompuDyne, contacted Bruce Kelling, Chairman and Chief Executive Officer of Tiburon, to inquire as to Tiburon's interest in discussing a possible Merger of Tiburon and CompuDyne or an acquisition of Tiburon by CompuDyne. Mr. Kelling contacted Mr. Robert Shumate, a member of Tiburon's Board of Directors (the "Tiburon Board") who had primary negotiating responsibility for previous Tiburon merger and acquisition activity, and requested that Mr. Shumate contact Mr. Roenigk.

     On December 1, 1999, Tiburon and CompuDyne entered into a confidentiality agreement and on that date Mr. Shumate met with Mr. Roenigk, Mr. William Rock, Treasurer of CompuDyne, and Mr. Kevin Robison, Chief Executive Officer of Norment Industries, a CompuDyne subsidiary, at CompuDyne's executive offices located in Hanover, Maryland. They discussed the technical and financial strengths of Tiburon and CompuDyne as well as the potential benefits to both companies of combining their operations. At the conclusion of the meeting Mr. Roenigk restated his interest in pursuing a merger with, or acquisition of, Tiburon and requested that Tiburon provide certain basic financial, marketing, technical and operating information, which was subsequently provided by Tiburon.

     On December 15, 1999, Mr. Roenigk sent a letter to Mr. Shumate outlining a proposed offer to merge Tiburon into CompuDyne. Under the offer each share of Tiburon Common Stock would be exchanged for one share of CompuDyne common stock. Based upon the then market price of CompuDyne the offer would have been worth approximately $23,313,000 to Tiburon common shareholders on a fully diluted basis. The offer letter and a summary of the proposed transaction were sent to the Tiburon Board.

     On January 5, 2000, Mr. Shumate, Mr. Kelling and Mr. Charles Bridges, Chief Financial Officer of Tiburon, met with Mr. Roenigk at Tiburon's executive offices in Fremont, California. Mr. Roenigk elaborated on the December 15 offer, provided information on CompuDyne and presented his views as to why he felt that a merger between the two companies would be beneficial to both companies. After discussion of the offer, Mr. Kelling advised Mr. Roenigk that he would submit the offer to the Tiburon Board for consideration.

     On January 24, 2000, at a regular meeting of the Tiburon Board the CompuDyne offer was discussed and rejected as being inadequate. The consensus view of the Tiburon Board was that Tiburon was a potential candidate for an initial public offering within the next 12 to 24 months, and that such an event would be expected to provide significantly greater shareholder value than the value implicit in CompuDyne's December 15, 2000 offer or such additional amount that the Board anticipated might be offered by CompuDyne. Under the circumstances the Board determined to neither make a counter offer nor invite an improved offer from CompuDyne. Mr. Roenigk was notified of the Board's action the next day.

     By September 2000, Tiburon's financial situation had deteriorated. Tiburon had experienced a loss in excess of $1,000,000 in the months of July and August 2000. In addition, Tiburon's contract backlog had substantially decreased, the company had a significant cash flow problem, and the company faced the likelihood of being in violation of its loan covenants. At a telephonic meeting held on September 6, 2000, the Tiburon Board directed management to explore the possibility of raising either additional equity capital or long term debt, but as a result of deteriorating conditions in the capital markets Tiburon was unable, despite contacts with more than a half a dozen sources, including Tiburon's investment bankers, to obtain indications of interest to provide equity capital or long term debt on any reasonable terms.

     At a meeting held on October 11, 2000 the Tiburon Board authorized renewed discussions with CompuDyne through Mr. Shumate. Mr. Shumate contacted Mr. Roenigk, who indicated a continued interest in a merger with Tiburon subject to a review of current financial and marketing information. The requested information was provided to CompuDyne, and during the period from mid-October through early November various representatives of CompuDyne visited Tiburon facilities to conduct due diligence.

     During October and November, 2000 Tiburon and CompuDyne representatives, including legal counsel, negotiated a letter of intent ("LOI") relating to a proposed merger. Under the terms of the LOI each share of Tiburon Common Stock would be exchanged for 0.6 shares of CompuDyne stock; provided, that if the volume weighted average price of CompuDyne common stock reported on the NASDAQ National Market System ("VWAP") during the 60 calendar days prior to the effective date of the merger was $9.00 per share or greater, then each share of Tiburon Common Stock would be exchanged for a number of CompuDyne common shares equal to 0.6 multiplied by a fraction, the numerator of which would be $9.00 and the denominator of which would be the VWAP. If the VWAP during any period of 60 consecutive calendar days following the date of any merger agreement was less than $6.00, either Tiburon or CompuDyne could elect to terminate the merger. Based upon an assumed VWAP of $8.00 per share the transaction would have been worth approximately $28,500,000 to Tiburon common shareholders on a fully diluted basis.

     The LOI also provided that for six months Tiburon would not solicit or entertain offers from, or consider proposals from, any other person regarding the acquisition of Tiburon Common Stock or Tiburon's assets, provided that Tiburon's Board would be permitted, to the extent reasonably necessary in the exercise of its fiduciary duties, to entertain bona fide offers relating to such an acquisition (the "No-Shop Provision").

     On November 22, 2000 after discussion at a telephonic meeting, the Tiburon Board unanimously approved the LOI. The LOI was then executed on behalf of Tiburon and CompuDyne.

     On November 29, 2000 Mr. Roenigk advised Tiburon that William Blair Mezzanine Partners II ("Blair"), a significant CompuDyne shareholder whose approval would be required in connection with the merger, had advised CompuDyne that it would not approve the merger. As explained by Mr. Roenigk, Blair was unwilling to approve the merger for two reasons:
First, Blair did not finance "turnaround" situations, and, in light of recent losses experienced by Tiburon, Blair considered Tiburon to be a turnaround situation. Second, Blair's investment policy did not permit Blair to invest in technology-based companies, and Blair viewed Tiburon as a technology-based company. Although CompuDyne undertook to engage in negotiations with Blair about alternative approaches to a transaction between Tiburon and CompuDyne, CompuDyne advised Tiburon that Blair's position would prohibit the merger from proceeding as contemplated in the LOI.

     Between December 5 and December 11, 2000, Mr. Shumate and Mr. Roenigk discussed various alternatives to the LOI which would be satisfactory to Blair and would also contemplate the acquisition by CompuDyne of all of the Tiburon common stock. On December 11, 2000, Mr. Shumate submitted to the Tiburon Board a memorandum outlining a possible alternative approach to transactions between Tiburon and CompuDyne. The major elements of this approach included: (i) purchase by CompuDyne of $3,000,000 of Tiburon Common Stock from existing shareholders at $4.80 per share; (ii) purchase by CompuDyne of $3,000,000 of a new class of Tiburon preferred stock, and (iii) the issuance of 18-month options by the holders of at least 90% of Tiburon's outstanding Common Stock providing CompuDyne with the right to acquire those shares of Tiburon Common Stock, for a combination of CompuDyne stock and cash as determined by CompuDyne, at a price increasing with the passage of time between the date of the option agreement and the date of exercise of the option.

     On December 12, 2000 the Tiburon Board held a telephonic meeting for the purpose of considering the alternative approach. The Board rejected the approach described in the memorandum but directed Mr. Shumate to continue negotiations with CompuDyne regarding various matters, including the formula for exchange of Tiburon and CompuDyne shares, the calculation of the value of CompuDyne shares for purposes of the exchange formula, the increase in the price to be paid by CompuDyne during the period of the option, certain provisions of the new class of preferred stock to be issued to CompuDyne, the nature of CompuDyne's commitment to increase the amount of bid and performance bonding available to Tiburon after the initial investment by CompuDyne, and matters related to restrictions to be imposed upon Tiburon management after the initial investment by CompuDyne.

     Between December 12 and December 22, 2000, Tiburon and CompuDyne representatives continued negotiations. The Tiburon Board met informally via telephone conference call twice during the period to express their views on various aspects of the negotiations.

     On December 20, 2000, CompuDyne presented Tiburon with an offer comprising various transactions. Under the offer, (i) CompuDyne would purchase approximately 625,000 shares of Tiburon Common Stock from Tiburon shareholders to be determined by Tiburon at a price of $4.80 per share, (ii) CompuDyne would purchase $3,000,000 of a newly created class of Tiburon preferred stock, a 7.5% convertible preferred stock initially convertible into Tiburon Common Stock at a conversion price of $5.76 per share of Tiburon Common Stock, and (iii) CompuDyne would receive options to purchase at least 90% of the Tiburon Common Stock, exercisable for 18 months, at a price of $4.80 per share, with incremental increases in the exercise price during the term of the option. Under the option, CompuDyne would have the right to require that the grantors of the options accept up to 100% of the option exercise price in CompuDyne common stock. Each share of Tiburon Common Stock would be exchanged for a number of CompuDyne common shares equal to a fraction, the numerator of which would be the option exercise price and the denominator of which would be the VWAP (the "Exchange Ratio"). To the extent that CompuDyne determined to pay the exercise price in cash, each grantor would have the right to require that CompuDyne nonetheless acquire those shares of Tiburon Common Stock for an amount of CompuDyne common stock determined using the Exchange Ratio, provided that if the VWAP was less than $8.00, the Exchange Ratio with respect to those shares would be fixed at 0.6.

     The offer also provided that during the term of the option CompuDyne would have representation on the Tiburon Board of Directors; an Executive Committee consisting of Messrs. Kelling and Roenigk would review and approve all major operating and strategic decisions; CompuDyne would have veto rights over certain corporate actions; and Mr. Kelling would sign a management contract with a term of three years, and Thomas V. Dewey, Tiburon's Senior Vice President for Research and Development, a contract for one year. In addition, CompuDyne would agree to indemnify Mr. Kelling and Mr. Dewey for any personal guaranties of Tiburon bid or performance bonds, and provide an indemnification backstop for bid and performance bonds on contracts acceptable to CompuDyne. The offer also included the No-Shop Provisions, but with a term of 60 days.

     On December 22, 2000, the Tiburon Board held a telephonic meeting to review the status of the offer. After extensive discussion, the Tiburon Board did not approve the offer and requested various changes in the offer, including changes in many of the areas which had been identified for further negotiation at the December 12, 2000 meeting. The Tiburon Board instructed Mr. Shumate to present this position to Mr. Roenigk.

     On December 23, 2000, Mr. Shumate informed Mr. Roenigk of Tiburon's position, including the changes requested by the Tiburon Board. Mr. Roenigk indicated that CompuDyne could not accept those changes. On December 25, 2000, Mr. Roenigk sent a letter to Tiburon withdrawing CompuDyne's offer.

     Between December 26 and December 31, 2000 Mr. Roenigk, Mr. Kelling and Mr. Shumate held a series of telephone conversations regarding the offer. Mr. Roenigk agreed to rescind CompuDyne's withdrawal of its offer if Tiburon would accept the offer as reviewed by the Tiburon Board on December 22, 2000.

     On December 29, 2000, in a telephonic meeting the Tiburon Board again discussed the CompuDyne offer, unanimously approved it, and authorized Mr. Kelling to accept the offer. On December 29, 2000 Mr. Kelling and Mr. Roenigk executed a new letter of intent (the "New LOI").

     Between January 1, 2001 and February 12, 2001, CompuDyne and Tiburon representatives conducted additional due diligence and on February 12, 2001, Mr. Roenigk sent a letter to Mr. Kelling advising that CompuDyne had completed its due diligence and was prepared to proceed with the documentation of the definitive agreements contemplated by the letter of intent.

     On February 15, 2001, Tiburon and CompuDyne signed a letter agreement extending the No-Shop Provisions contained in the New LOI until March 31, 2001.

     Between February 15, 2001 and March 1, 2001, Tiburon and CompuDyne representatives, together with their legal counsel, clarified and modified certain provisions of the New LOI. Among other things, the parties agreed that the purchase of 625,000 shares of Tiburon Common Stock from Tiburon shareholders would be offered pro rata to all Tiburon shareholders, including a tender offer to all shareholders other than identified accredited investors who would be parties to a stock purchase agreement (the "Accredited Investors"); that in lieu of the options to purchase shares of Tiburon Common Stock, Tiburon and CompuDyne would enter into an agreement providing for a merger of Tiburon into CompuDyne, the consummation of which could be elected solely by CompuDyne at any time in 18 months, and providing that the merger consideration would include such number of shares of CompuDyne common stock as would be sufficient for the merger to qualify as a reorganization for federal income tax purposes; and that upon execution of the merger agreement the Accredited Investors would agree to vote their shares of Tiburon Common Stock in favor of the merger. Thereafter, the parties negotiated the terms and conditions of the definitive agreements required to implement the transaction.

     On March 30, 2001, Mr. Kelling, Mr. Shumate and Mr. Bridges met with Mr. Donald Campbell, then Chief Executive Officer of Hambrecht & Quist Guaranty Finance, LLC ("H&Q"), to review the proposed transactions with CompuDyne. H&Q had provided financing to Tiburon and was the holder of 608,354 shares of Tiburon Common Stock, 3,334 shares of Tiburon's 6.0% Cumulative Convertible Preferred Stock convertible into 190,838 shares of Tiburon Common Stock, and warrants to purchase 200,000 shares of Tiburon Common Stock. The approval of H&Q was required in order to proceed with the various transactions, including the merger. At the conclusion of the meeting Mr. Campbell indicated that H&Q would consent to the transactions with CompuDyne.

     On April 18, 2001 Blair entered into an agreement with CompuDyne which would permit CompuDyne's investment of up to $6,000,000 in Tiburon common and preferred stock, but further provided that if CompuDyne desired to acquire a greater percentage of the equity ownership of Tiburon, CompuDyne would have to notify Blair and give Blair an opportunity to have its investment in CompuDyne redeemed by CompuDyne at a price to be determined by an independent appraiser (the "Blair Put").

     On May 3, 2001, at a telephonic meeting of the Tiburon Board, Tiburon's legal advisors reviewed the various proposed transactions with CompuDyne and answered questions regarding the transactions and the draft versions of the definitive agreements. Among other things, the Tiburon Board questioned the absence of a commitment from CompuDyne, as contemplated in the New LOI, to provide financial support relating to increased bonding capability. The Tiburon representatives conducting the negotiations with CompuDyne were instructed to obtain this commitment from CompuDyne. During the following week the Tiburon representatives discussed various matters relating to the transactions with CompuDyne representatives.

     On May 10, 2001, at a telephonic Tiburon Board meeting Tiburon's legal advisors reported on the further discussions with CompuDyne representatives and summarized the commitment which had been obtained from CompuDyne regarding increased bonding capacity. After further discussion, the Tiburon Board unanimously approved the transactions, including the merger, approved the Second Amended and Restated Articles of Incorporation of Tiburon (the "Amended Articles") which, among other things, created the new class of preferred stock and permitted any action required or permitted to be taken at a meeting of shareholders to be taken without a meeting if the holders of a sufficient number of shares consent in writing to the action, recommended the Amended Articles for approval by Tiburon shareholders at a special meeting of Tiburon shareholders, and, subject to approval of the Amended Articles by the Tiburon shareholders, recommended the merger for approval by Tiburon shareholders acting pursuant to written consent.

     After these actions by the Tiburon Board, on May 10, 2001, Tiburon and the Accredited Investors, who were the holders of Tiburon Common Stock representing approximately 83.8% of the issued and outstanding shares of Tiburon Common Stock, entered into the definitive agreements with CompuDyne, including (i) a Common Stock Purchase Agreement (the "Common Stock Purchase Agreement") pursuant to which CompuDyne agreed to purchase from certain of the Accredited Investors under the Common Stock Purchase Agreement, and from holders of Common Stock other than the Accredited Investors pursuant to a tender offer (the "Tender Offer"), an aggregate of 625,000 shares of Tiburon Common Stock, (ii) a Preferred Stock Purchase Agreement (the "Preferred Stock Purchase Agreement") pursuant to which CompuDyne agreed to purchase 520,833 shares of a new class of 7.5% Cumulative Convertible Preferred Stock, (the "7.5% Preferred Stock") for $3,000,000, (iii) an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which CompuDyne, at its sole option, to be exercised at any time during a period of 18 months, could elect to acquire all of the outstanding capital stock of Tiburon through a merger of Tiburon into a wholly-owned subsidiary of CompuDyne (the "Merger"), and (iv) Stockholder Agreements (the "Stockholder Agreements") with each of the Accredited Investors pursuant to which each of the Accredited Investors, among other things, agreed to vote in favor of the Merger.

     On May 17, 2001, CompuDyne initiated the Tender Offer. On June 11, 2001, at a special meeting of Tiburon shareholders, Tiburon shareholders approved the Amended Articles.

     On June 19, 2001, the closings under the Common Stock Purchase Agreement, the Tender Offer, and the Preferred Stock Purchase Agreement occurred, and the Accredited Investors acted pursuant to written consent to approve the Merger. In these closings, CompuDyne acquired 624,996 shares of Tiburon Common Stock from those Tiburon shareholders who elected to participate in the sale for an aggregate purchase price of $3,000,000, and acquired from Tiburon 520,833 shares of the 7.5% Preferred Stock for an aggregate purchase price of $3,000,000.

     In accordance with the provisions of the Merger Agreement, on July 10, 2001, CompuDyne delivered to Tiburon its notice of intent to consummate the proposed Merger and to use CompuDyne common stock as 100% of the consideration for the remaining shares of Tiburon stock not already held by CompuDyne. CompuDyne informed Tiburon that the exchange ratio would be calculated in accordance with the terms of the Merger Agreement, based on the $8.6164 VWAP for the 60 days prior to the notice of merger election. On the same date, CompuDyne also notified Blair of CompuDyne's intention to consummate the Merger, thereby triggering Blair's ability to exercise the Blair Put.

     Throughout July, August and the beginning of September, CompuDyne worked with its financial advisors and with Blair to determine the manner most advantageous to both Blair and CompuDyne by which to allow Blair to sell its investment in CompuDyne. During that period, Blair and CompuDyne agreed that the reacquisition price of Blair's shares of CompuDyne common stock would be $8.50 per share, and CompuDyne engaged the investment banking firm of Friedman, Billings, Ramsey & Co., Inc. to assist in a secondary offering of the Blair shares with the agreement that CompuDyne would ensure that the net proceeds to Blair would be $8.50 per share if the offering price ultimately was insufficient to produce that net amount.

     By September 17, 2001, conditions in the financial markets were such that it became advantageous for CompuDyne to participate in the sale of its shares by issuing new shares of its common stock at the same time that the Blair shares were being marketed. Blair and CompuDyne agreed to a sharing of net proceeds over $8.50 per share from the sale of CompuDyne stock by Blair. On September 29, 2001, Blair sold all 1,374,493 shares of CompuDyne stock it held and CompuDyne issued 1,075,507 new shares of its common stock to accredited investors for a purchase price of $12.00 per share in what is commonly know as a Private Investment, Public Equity, or "PIPE," transaction, pursuant to which the shares sold by Blair and the new shares issued by CompuDyne to the accredited investors were all registered for resale with the Securities and Exchange Commission under the Securities Act. CompuDyne received approximately $15.5 million in net proceeds from these sales. The proceeds were used to pay off approximately $9 million in subordinated debt at an interest rate of 13.15% and another $6.5 million of bank debt.

     On October 19, 2001, Mr. Roenigk informed Mr. Shumate that it was unlikely that CompuDyne would be able to obtain approval of the Merger from its shareholders, many of whom had recently acquired their shares of CompuDyne stock in the market subsequent to the PIPE transaction, without a modification to the stock consideration to be paid in the Merger ("Merger Consideration").

     On November 12, 2001, Mr. Roenigk presented to Tiburon a proposed adjustment to the consideration that would, among other things, adjust the VWAP to be used for calculation of the exchange ratio. During the period from November 12, 2001 though December 6, 2001, representatives of CompuDyne and Tiburon, including Tiburon Board members and significant shareholders, engaged in numerous discussions relating to the composition of the Merger Consideration to be paid by CompuDyne and the appropriate value of CompuDyne common stock for purposes of the exchange of CompuDyne common stock pursuant to the Merger. In addition, Tiburon representatives discussed proposed changes with Mr. Campbell of H&Q.

     On December 6, 2001, CompuDyne's Board of Directors approved generally a modification of the terms of the Merger that included, among other things, the use of $11.00 as a fixed value of CompuDyne common stock in connection with establishing the exchange ratio for Tiburon shares and the use of cash as a substantial part of the consideration rather than 100% common stock as had been contemplated in CompuDyne's July notice to Tiburon. The $4.80 price per share of Tiburon Common Stock, together with increments for the passage of time, remained the same as in the original Merger Agreement. On the same date, the Tiburon Board met and approved the same general terms by the vote of all Tiburon Board members other than the CompuDyne representatives.

     During December 2001 and January 2002, Tiburon and CompuDyne representatives, including counsel, negotiated the terms of an amendment to the Merger Agreement. During this period, a number of different approaches were discussed which would achieve the Tiburon Board's requirement that the Merger qualify as a reorganization for federal income tax purposes. In addition, the Tiburon Board sought assurance that CompuDyne would be required to pay a fee to Tiburon to cover Tiburon's expenses in connection with the Merger in the event that the Merger were not consummated.

     In a meeting held on January 25, 2002, the Tiburon Board, by the vote of all Tiburon Board members other than the CompuDyne representatives, approved a First Amendment to Agreement and Plan of Merger (the "First Amendment") containing the terms and conditions of the Merger described in this Proxy Statement/Prospectus, including the payment of a $1,000,000 fee by CompuDyne in the event that the Merger is terminated under certain circumstances, including CompuDyne's failure to obtain approval of the Merger from its shareholders. Thereafter on the same date, CompuDyne, New Tiburon and Tiburon entered into the First Amendment. In accordance with California law, final approval of the First Amendment was conditioned upon the receipt by Tiburon of an opinion from a person independent from CompuDyne and who provides such opinions in the regular course of business that the Merger is fair to Tiburon's shareholders (a "Fairness Opinion"), and after receipt of such Fairness Opinion, approval of the Merger Agreement, as amended and the Merger, by the Boards of Directors and shareholders of both CompuDyne and Tiburon.

     On March 13, 2002 Tiburon received a favorable Fairness Opinion from Sansome Street Appraisers, Inc. ("Sansome"). On March 15, 2002, Tiburon's Board of Directors, by the vote of all Tiburon Board members other than the CompuDyne representatives, after reviewing the Fairness Opinion, approved the Merger Agreement, as amended and recommended to Tiburon's shareholders that they approve it as well. As of March 21, 2002, shareholders of Tiburon owning 67.53% of the outstanding shares of Tiburon Common Stock and the holder of all of the Tiburon Preferred executed agreements to vote their shares in favor of the Merger, as amended. After entering into such agreements, those shareholders, and CompuDyne, voting its shares of Tiburon Common Stock and its shares of 7.5% Preferred Stock, on an as-converted basis, acting by written consent in accordance with the corporate laws of both Virginia and California, approved the Merger, as amended.

     On February 12, 2002, CompuDyne's Board of Directors approved the Merger, as amended and recommended that CompuDyne's shareholders approve it as well.

TIBURON'S REASONS FOR THE MERGER; RECOMMENDATION OF TIBURON'S BOARD OF
DIRECTORS.

     The Tiburon Board carefully considered the terms and conditions of the proposed Merger and determined that the Merger is in the best interest of, and on terms fair to, Tiburon's stockholders, and those members of the Tiburon Board who considered and voted on the matter unanimously approved the Merger Agreement, as amended, and related agreements and the transactions contemplated herein. Mr. Roenigk and Geoffrey Feidelberg, CompuDyne's Chief Financial Officer, CompuDyne's representatives on the Tiburon Board, did not participate in this consideration or vote.

     In reaching its unanimous determination that the Merger Agreement, as amended, and the transactions contemplated thereby are in the best interest of, and on terms fair to, Tiburon's stockholders, the Tiburon Board considered a number of factors which taken together supported such determination, including the following:

          (1) The terms of the Merger Agreement, as amended, as reviewed by the Tiburon Board with its legal advisors.

          (2) The receipt of the Fairness Opinion from Sansome Street Appraisers, Inc. concluding that the Merger is fair, from a financial point of view, to the Tiburon shareholders.

          (3) The Tiburon Board's knowledge of the business of Tiburon, its operations, properties, assets, financial condition and operating results which provided the background for its deliberation and determinations.

          (4) Information relating to the financial condition, results of operations, capital levels as well as management's assessment of the prospects for Tiburon which led the Tiburon Board to determine that although Tiburon's financial condition has improved since the closings under the Common Stock Purchase Agreement, the Preferred Stock Purchase Agreement, and the Tender Offer, in the long term there is substantial risk that Tiburon would not produce shareholder value in excess of the Merger Consideration offered in the Merger.

          (5) The Tiburon Board's belief that recent trends toward consolidation in public safety and the criminal justice market sectors, such as recent acquisitions by Motorola, Inc. and Aether Systems, Inc., raised concerns regarding the ability of Tiburon to continue to compete effectively against significantly better financed competitors who had access to greater technical resources. CompuDyne's access to capital offered the opportunity for Tiburon to compete successfully in the changing market place.

          (6) The modest size and limited financial strength of Tiburon coupled with the requirement imposed by a significant portion of its prospective customers that Tiburon post performance bonds made it increasingly difficult for Tiburon to compete for larger contracts. This factor had forced Tiburon in many instances to either accept more onerous contract terms, or act as a subcontractor to a systems integrator, which tends to limit growth and profit margins. The Tiburon Board concluded that a merger with CompuDyne might insure Tiburon access to significantly increased bonding capability as well as providing the financial strength to undertake larger system integration contracts on its own.

          (7) The Tiburon Board's belief that the public safety and criminal justice market will continue to demand an increasing level of system integration and networked solutions and that Tiburon is limited in its resources and its ability to raise additional capital on reasonable terms to pursue an acquisition strategy to meet the changing market demands. This consideration in turn led the Tiburon Board to believe, based upon the advice of senior management, that in the long term there was significant risk that Tiburon would not produce shareholder value greater than the consideration in the Merger.

          (8) The fact that Hambrecht & Quist Guaranty Finance, LLC, which provided financing to Tiburon and is also a substantial Tiburon stockholder, reviewed the transactions, including the Merger, and agreed to participate in the transactions on the same terms as the other shareholders.

          (9) The value of the Merger Consideration as compared to the cost to Tiburon of raising additional capital in the equity and long term debt markets and the Tiburon Board's belief that raising additional capital would (i) produce lower returns to Tiburon shareholders than the Merger Consideration, and (ii) be complicated by the fact that as the holder of the 7.5% Preferred Stock, CompuDyne would have to approve any such transaction, and would thus result in decreased value for the Tiburon shareholders in the long term.

          (10) The expected treatment of the Merger as a reorganization for United States federal income tax purposes, under which the Tiburon shareholders would not be taxed upon the receipt of, but instead only upon the disposition of, the CompuDyne common stock received in the Merger.

          (11) The liquidity afforded the Tiburon shareholders other than the Accredited Investors upon exchange of their shares of Tiburon Common Stock, which are not publicly traded, for shares of CompuDyne common stock, which are publicly traded.

          (12) The opportunity to gain access to potential customers, since certain of CompuDyne's customers are county, state and local governments which are not Tiburon customers.

          (13) The opportunity for Tiburon's shareholders to continue to participate in the growth of the business conducted by Tiburon and CompuDyne after the Merger and to benefit from the potential appreciation of CompuDyne common stock.

     After detailed consideration the Tiburon Board determined that the Merger Consideration placed a value on the Company significantly higher than it felt could be obtained through the acquisition of additional capital and that it would be imprudent not to enter into the Merger Agreement, as amended. The Tiburon Board believed that the Merger Consideration was greater than that which other possible acquirers would be willing to pay.

     The discussion above addresses the material factors considered by Tiburon's directors in their consideration of the Merger. The Tiburon Board did not attempt to assess weights to each of the specific factors considered in reaching its final determination. The Tiburon Board reached its decision after considering all of the factors together, and individual directors may have accorded different weight to different factors.

COMPUDYNE'S REASONS FOR THE MERGER; RECOMMENDATION OF THE COMPUDYNE BOARD OF DIRECTORS

     The Board of Directors of CompuDyne ("CompuDyne Board") has approved the Merger Agreement, as amended, and has determined that the Merger is in the best interests of CompuDyne and its shareholders. The CompuDyne Board recommends the approval of the Merger Agreement, as amended, and Merger by CompuDyne's shareholders.

     Over the past five years, CompuDyne has increased the size and diversity of its operations through a series of acquisitions of companies in the corrections, security, public safety and justice industries in an effort to enhance shareholder value. The CompuDyne Board believes that the acquisition of Tiburon is in furtherance of the goal of enhancing shareholder value and improving CompuDyne's position in the public safety and justice industries. The CompuDyne Board is constantly reviewing its strategy in light of the general conditions in these industries, competitive and economic conditions in its market, results of its operations and future prospects, legislative and regulatory changes and other developments affecting the corrections, security, public safety and justice industries generally and CompuDyne specifically. CompuDyne's Chief Executive Officer, Martin Roenigk, and Chief Financial Officer, Geoffrey Feidelberg, have represented CompuDyne on Tiburon's Board of Directors since August, 2001 and December, 2001 respectively. Mr. Roenigk is also a member of Tiburon's Executive Committee. Those appointments resulted from CompuDyne's investment of $3,000,000 in the 7.5% Preferred Stock and purchase of 624,996 shares of Tiburon common stock in June, 2001.

     Without assigning any relative or specific weight, the CompuDyne Board considered the following material factors, both from a short-term and long-term perspective:

     - the CompuDyne Board's familiarity with, and review of, the business, financial condition, results of operations and prospects of CompuDyne and Tiburon, including, but not limited to, their potential growth, development, productivity and profitability, the potential synergies expected from the Merger and the business risks associated with the Merger;

     - The current and prospective environment in which CompuDyne and Tiburon operate, including national and local economic conditions, national and international security concerns and the competitive environment in the public security industry;

     - The financial terms of the Merger; and

     - The compatibility of the businesses and the management philosophies of CompuDyne and Tiburon.

     On the basis of these considerations, the Merger Agreement, First Amendment and Merger were approved by CompuDyne's Board of Directors.

PURPOSE AND EFFECTS OF THE MERGER

     The purpose of the Merger is to enable CompuDyne to acquire the assets and business of Tiburon. After the Merger, it is expected that Tiburon's business will continue to be operated under the name Tiburon, Inc.

     The Merger will result in an expansion of CompuDyne's resources in the public safety and justice markets nationally with the acquisition of Tiburon's developed software capabilities and a large customer base in these markets. CompuDyne believes synergies between its and Tiburon's historic businesses will provide cross-marketing opportunities and enhanced growth potential. Upon completion of the Merger, except as discussed below, the issued and outstanding shares of Tiburon's common stock automatically will be converted into the right to receive cash and shares of CompuDyne's common stock. See "- -- Structure" and -- "Exchange Ratio".

STRUCTURE

     Tiburon will merge with and into New Tiburon, with New Tiburon as the surviving corporation but taking the name "Tiburon, Inc.". When the Merger takes place, holders of Tiburon common stock will receive as consideration the equivalent of $4.80 in cash (the "Cash Price") and/or common stock of CompuDyne valued at an exchange ratio described below. The cash consideration is being increased monthly at $.045 per month until closing ($.05 for each month as of April 2, 2002, and thereafter), and the exchange ratio will be adjusted proportionally. Assuming a closing in May after May 2, 2002, the actual cash price will be $5.17 per share. The merger consideration will consist of cash and/or CompuDyne common stock, plus cash in lieu of fractional shares. The aggregate consideration payable to all of the Tiburon shareholders shall include such number of shares of CompuDyne common stock, issued in accordance with the exchange ratio, described below, as is necessary in order that the aggregate number of shares of Tiburon common stock exchanged through the Merger for CompuDyne shares is at least 50% of the total number of Tiburon shares exchanged in the Merger. CompuDyne may, in its sole discretion, increase that percentage ("Stock Percentage") up to 65%, provided that the percentage chosen does not cause the Merger to fail to qualify as a reorganization pursuant to Section 368(a) of the Code. The balance of the consideration shall consist of immediately available funds. The cash percentage ("Cash Percentage") shall equal the difference between 100% and the Stock Percentage. Each individual Tiburon shareholder may elect to receive a greater or lesser percentage of cash and/or stock, subject to CompuDyne's right to adjust such shareholders' elections to achieve its elected aggregate Stock Percentage.

     We expect that the Merger will take place in the second quarter of 2002, or as soon as possible after CompuDyne shareholder approval and all closing conditions are satisfied. If the Merger does not take place by May 30, 2002, the Merger Agreement, as amended, may be terminated by either CompuDyne or Tiburon unless both agree to extend it. See "Termination and Amendment of the Merger Agreement."

EXCHANGE RATIO

     The Merger Agreement, as amended, provides that at the effective time of the Merger ("Effective Time"), except as discussed below, all outstanding shares of Tiburon's common stock will be converted into the right to receive cash and/or a number of shares of CompuDyne's common stock.

     The number of shares of CompuDyne common stock a Tiburon shareholder will receive will be determined by multiplying the number of shares of Tiburon common stock owned by the Stock Percentage and then by an exchange ratio (the "Exchange Ratio"). The Exchange Ratio will be equal to the Cash Price divided by $11.00. Assuming a closing in May after May 2, 2002 the Cash Price will be $4.80 plus $0.37 for monthly adjustments, or $5.17 and the Exchange Ratio will be 0.47. Certificates for fractions of shares of CompuDyne's common stock will not be issued. Instead of a fractional share of CompuDyne's common stock, a Tiburon shareholder will be entitled to receive an amount of cash equal to the fraction multiplied by the $11.00 valuation for exchange purposes of CompuDyne common stock.

     Tiburon currently has 3,334 shares of 6.0% Cumulative Convertible Preferred Stock ("Tiburon Preferred") outstanding. Each share is convertible into 57.24 shares of Tiburon common stock. Each share of Tiburon Preferred issued and outstanding at the Effective Time, after applying the 57.24 share conversion factor, shall be converted into cash and shares of CompuDyne's Series E Preferred Stock ("CompuDyne Preferred") with terms and conditions substantially similar to those of the Tiburon Preferred. The CompuDyne Preferred will be convertible into CompuDyne common stock on a share-for-share basis. For details concerning the mix of cash and CompuDyne Preferred into which the Tiburon Preferred will be exchanged, see "Preferred Stock.".

     Warrants to purchase 200,000 shares of Tiburon common stock (the "Tiburon Warrants") are currently outstanding. The holder of the Tiburon Warrants will receive a mix of cash and new CompuDyne Warrants in exchange for its Tiburon Warrants. For details concerning the mix of cash and CompuDyne Warrants into which the Tiburon Warrants will be exchanged, see " -- Options and Warrants."

     Each share of Tiburon's 7.5% Preferred Stock issued and outstanding immediately prior to the Effective Time shall be canceled. All such stock is owned by CompuDyne.

     Shares of Tiburon's common stock held directly or indirectly by Tiburon, CompuDyne or any of their subsidiaries will be canceled. CompuDyne currently owns 624,996 shares of Tiburon common stock.

EXCHANGE PROCEDURE

     The conversion of Tiburon's common stock into cash and shares of CompuDyne's common stock, the Tiburon Preferred into cash and shares of CompuDyne Preferred, and the Tiburon Warrants into cash and CompuDyne Warrants, described above, will occur automatically upon completion of the Merger.

     CompuDyne will deposit with the exchange agent the certificates representing CompuDyne's common stock, CompuDyne Preferred and CompuDyne Warrants to be issued to Tiburon shareholders and warrant holders and the cash to be paid to them in exchange for their Tiburon securities. As soon as practicable after the Merger takes place, the exchange agent will mail a letter of transmittal and instructions for use in surrendering certificates to each shareholder who held Tiburon securities immediately before the Effective Time. The letter of transmittal will inform the Tiburon shareholders and Warrant holders of the Cash Percentage and Stock Percentage elected by CompuDyne. The Tiburon common stock shareholders shall have the opportunity to elect to receive stock and cash in percentages greater or less than the percentages elected by CompuDyne, up to 100% cash or 100% stock. Such shareholders shall make such elections on the election form which accompanies the letter of transmittal pursuant to the instructions set forth therein. The elections to receive more or less cash or stock are subject to CompuDyne's right to adjust elections on a pro rata basis to achieve the elected aggregate Stock Percentage. Any Tiburon common stock shareholders who do not elect different percentages of cash or stock that they will receive will be deemed to have elected to receive cash and stock in the percentages fixed by CompuDyne resulting from its election of the Stock Percentage and Cash Percentage. The holders of the Tiburon Preferred and the Tiburon Warrants will receive a mix of stock or warrants and cash in the same proportion that CompuDyne elects to provide stock and cash in the aggregate to the Tiburon common stock shareholders.

     Each Tiburon common stock shareholder shall surrender his or her certificate(s) representing shares of Tiburon's stock, together with the signed election form containing any election to receive more or less cash or stock than provided pursuant to the Stock Percentage and Cash Percentage. After CompuDyne makes the pro rata adjustments, if any, to such elections if any, needed to achieve the elected aggregate Stock Percentage and Cash Percentage, a Tiburon shareholder or Warrant holder who is entitled to receive CompuDyne stock or Warrants shall be entitled to receive promptly certificate(s) representing a number of shares of CompuDyne's common stock or CompuDyne Preferred, or a number of CompuDyne Warrants, determined in accordance with the procedures described above and a check representing the amount of cash payable, including cash for fractional shares, if any. No dividends or distributions on CompuDyne's stock payable to any Tiburon shareholder will be paid until the shareholder surrenders the certificate(s) representing the shares of Tiburon's stock for exchange. No interest will be paid or accrued to Tiburon shareholders on any cash payable to such shareholders in the Merger.

     If any certificate representing shares of CompuDyne's common stock or CompuDyne Preferred or CompuDyne Warrants is to be issued in a name other than that in which the certificate for shares or warrants surrendered in exchange is registered, or cash is to be paid to a person other than the registered holder, it will be a condition of issuance or payment that the certificate so surrendered be properly endorsed or otherwise be in proper form for transfer and that the person requesting the exchange either:

     - pay to the exchange agent in advance any transfer or other taxes required by reason of the issuance of a certificate or payment to a person other than the registered holder of the certificate surrendered, or

     - establish to the satisfaction of the exchange agent that the transfer tax, if any, has been paid or is not payable.

     After the close of business on the day the Merger takes place, there will be no transfers on Tiburon's stock transfer books of shares of Tiburon's stock or Tiburon Warrants, and any shares or warrants of this kind that are presented to the exchange agent after the Merger takes place will be canceled and exchanged for cash and/or CompuDyne common stock or CompuDyne Preferred in amounts determined pursuant to the procedures set forth above.

     Any portion of the CompuDyne common stock, CompuDyne Preferred, CompuDyne Warrants and cash deposited by CompuDyne with the exchange agent that remains unclaimed by Tiburon shareholders six months after the Effective Time of the Merger will be returned to CompuDyne. Any Tiburon shareholder who has not exchanged shares of Tiburon's stock or warrants in accordance with the Merger Agreement, as amended, before that time may look only to CompuDyne for the shares of CompuDyne common stock, CompuDyne Preferred, CompuDyne Warrants and cash exchangeable for these shares and for any unpaid dividends or distributions after that time. No interest will be payable to such shareholder. Neither

CompuDyne, Tiburon, the exchange agent nor any other person will be liable to any Tiburon shareholder for any amount properly delivered to a public official under applicable abandoned property, escheat or similar laws.

     CERTIFICATES FOR SHARES OF TIBURON'S COMMON OR PREFERRED STOCK OR WARRANTS SHOULD NOT BE RETURNED TO TIBURON AT THIS TIME. AFTER THE MERGER TAKES PLACE, YOU WILL RECEIVE INSTRUCTIONS ON HOW TO EXCHANGE YOUR TIBURON CERTIFICATES FOR COMPUDYNE CERTIFICATES.

PREFERRED STOCK

     The holders of the Tiburon Preferred outstanding immediately prior to the Effective Time will receive cash in an amount equal to the total number of shares of Tiburon common stock into which the Tiburon Preferred is convertible multiplied by the Cash Percentage and by the actual cash price for each such share. The holders of the Tiburon Preferred will also receive CompuDyne Preferred for the shares of its Tiburon Preferred for which it did not receive cash. The number of shares of CompuDyne Preferred that it will receive will be determined by multiplying the number of shares of Tiburon common stock into which such Tiburon Preferred is convertible by the Stock Percentage and by the Exchange Ratio. The terms and conditions of the CompuDyne Preferred shall be substantially the same as the Tiburon Preferred except that instead of being convertible into Tiburon common stock, each such share of CompuDyne Preferred shall be convertible into one share of CompuDyne common stock.

OPTIONS AND WARRANTS

     As part of the Merger Agreement, Tiburon has agreed that, as of the Effective Time, all outstanding options under Tiburon's 1994 Incentive Stock Plan will be cancelled.

     The holders of the Tiburon Warrants outstanding immediately prior to the Merger will receive cash in an amount equal to the total number of shares of Tiburon common stock for which the warrant was exercisable multiplied by the Cash Percentage and by the cash consideration actually received for each such share of Tiburon Common Stock, less any applicable exercise price. The holders of Tiburon Warrants will also receive CompuDyne Warrants that will entitle the holder to receive, upon exercise and payment of the exercise price, that number of shares of CompuDyne common stock equal to the number of shares of Tiburon common stock for which the warrant was exercisable multiplied by the Exchange Ratio and the Stock Percentage.

REGULATORY APPROVALS

     CompuDyne and Tiburon are not aware of any material governmental approvals that are required for the Merger to take place. If any approval or action is required, we currently expect that we would seek the approval or take the necessary action.

CONDITIONS TO THE MERGER

     Under the Merger Agreement, as amended, CompuDyne and Tiburon are not required to complete the transaction unless the following conditions are satisfied:

     - CompuDyne shall have obtained the requisite approval from its stockholders to permit the Merger;

     - no order, injunction or decree preventing the Merger from taking place is in effect and the completion of the Merger continues to be legal;

     - CompuDyne's common stock to be issued in the Merger is authorized for quotation on the NASDAQ National Market (or such other exchange on which the stock may become listed);

     - the registration statement on Form S-4 is effective and is not the subject of any stop order or proceedings seeking a stop order, and all other federal and material state securities laws applicable to CompuDyne's issuance of the common stock shall have been complied with;

     - There are no pending actions by any governmental entity or any statute, rule or regulation of any governmental entity of competent jurisdiction which could adversely affect the Merger;

     - the Merger Agreement, as amended, is not terminated on or before the Effective Time of the Merger; and

     - CompuDyne and Tiburon shall have received a satisfactory opinion from their respective counsel concerning the tax treatment of the Merger.

CompuDyne is not required to complete the Merger unless the following additional conditions are satisfied or waived:

     - Tiburon performs in all material respects all covenants and agreements contained in the Merger Agreement, as amended, to be performed by Tiburon by the Effective Time; and

     - CompuDyne receives the written opinion of Ober, Kaler, Grimes & Shriver and Hopkins & Carley, Counsel to Tiburon, dated the closing date, in the form prescribed in the Merger Agreement, as amended.

     Tiburon is not required to complete the Merger unless the following additional conditions are satisfied or waived:

     - CompuDyne performs in all material respects all covenants and agreements contained in the Merger Agreement, as amended, required to be performed by it by the Effective Time;

     - there is no material adverse change (as that term is defined in the Merger Agreement, as amended) in CompuDyne between the date of the Merger Agreement and the closing; and

     - Tiburon receives the written opinion of Tyler Cooper & Alcorn, LLP, counsel to CompuDyne, dated the closing date, in the form prescribed in the Merger Agreement, as amended.

CONDUCT OF BUSINESS PENDING THE MERGER

     The Merger Agreement, as amended, contains various provisions affecting the operation of Tiburon pending the completion of the Merger. In general, the Merger Agreement, as amended, obligates Tiburon and its subsidiaries to continue to carry on their business in the ordinary course consistent with past practices and to endeavor, to the extent possible, to maintain their officers and employees, as a group, and preserve their relationship with their customers, suppliers, licensors, licensees, distributors and others having business dealings with them. In addition, CompuDyne and Tiburon have increased CompuDyne's role in the ongoing operations of Tiburon. As a result of its investment in Tiburon's preferred stock and purchase of Tiburon common stock on June 19, 2001, CompuDyne was allotted two seats on Tiburon's Board of Directors, and Messrs. Roenigk and Feidelberg occupy those seats. In addition, an Executive Committee of Tiburon's Board of Directors was formed to have oversight and/or control concerning various aspects of Tiburon's operations. The Executive Committee is comprised of two persons -- Martin Roenigk, Chief Executive Officer of CompuDyne, and Bruce Kelling, Chief Executive Officer of Tiburon. CompuDyne's presence on the Tiburon Board of Directors and the Executive Committee gives it the ability to influence the operations of Tiburon pending the Merger. CompuDyne's right to two seats on the Board of Directors and participation in the Executive Committee will terminate on the earlier of the completion of the Merger or June 30, 2002 (if the Merger is not completed, CompuDyne will continue to be entitled to one Board seat after June 30, 2002). With respect to the continuing operation of Tiburon pending the Merger, the Preferred Stock Agreement, as amended, also requires that, without CompuDyne's consent:

     - no change be made in the charter or by-laws of Tiburon;

     - no change be made in the number of shares of authorized or issued capital stock of Tiburon; except as relates to the 7.5% preferred stock;

     - Tiburon shall not grant any option, warrant, call, right, commitment or agreement of any kind relating to its authorized or issued capital stock;

     - Tiburon shall not sell, issue or grant any securities or obligations convertible into shares of capital stock of Tiburon;

     - Tiburon shall not incur any indebtedness for borrowed money, other than an identified current line of credit;

     - Tiburon shall not enter into any agreement requiring the maintenance of a specified net worth, other than under the current line of credit;

     - Tiburon shall not assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other individual, firm or corporation;

     - Tiburon shall not make any loans, advances or capital contributions to, or investments in, any other individual, firm or corporation;

     - Tiburon shall not mortgage, pledge or otherwise subject to any lien any of its assets or property;

     - Tiburon shall not make any tax election;

     - Tiburon shall not pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction in the ordinary course of business, consistent with past practices, of liabilities reflected or reserved against in the March 31, 2001 balance sheet or incurred in the ordinary course of business consistent with past practices since the date thereof;

     - Tiburon shall not cancel, compromise, waive or release any right or claim outside the ordinary course of business or involving in the aggregate more than $25,000;

     - Tiburon shall not increase the rate or term of compensation payable or to become payable by Tiburon to, or make any other change in the terms of employment of, or make any loan to, or enter into any other transaction outside the ordinary course of business with, any of its directors, officers or employees;

     - Tiburon shall not declare or pay any dividend or declare payment or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of Tiburon common stock, or purchase, acquire or redeem any shares of the common stock;

     - Tiburon shall not make or amend or cancel any contract disclosed in writing pursuant to the Merger Agreement other than in the ordinary course of business, consistent with past practice;

     - Tiburon shall notify CompuDyne as soon as practicable after the receipt of any notice that it has not performed all the current and past obligations involving $25,000 or more to be performed by it under any contract, agreement, commitment or instrument to which it is a party;

     - Tiburon shall not take, agree to take, or knowingly permit to be done anything in the conduct of its business, or otherwise, which would be contrary to or in breach of any of the terms or provisions of the Merger Agreement, as amended, or which would cause any of the representations or warranties of Tiburon contained in the Merger Agreement, as amended, to be or become untrue or which would require any amendment or supplement to any schedule; and/or

     - Tiburon shall, and shall cause its subsidiaries to, cooperate with and assist CompuDyne in arranging for the prepayment at the Effective Time of all indebtedness of Tiburon and its subsidiaries that CompuDyne identifies to Tiburon it elects to prepay.

THIRD PARTY PROPOSALS

     - Under the Merger Agreement, as amended, until May 30, 2002 neither Tiburon, nor its officers, directors or agents are permitted, directly or indirectly, to solicit or entertain offers from, negotiate with or in any manner encourage, discuss, accept, or consider any proposal of any other person relating to the acquisition of Tiburon common stock, assets or business, in whole or in part, whether directly or indirectly, through purchase, merger, consolidation, or otherwise (other than sales of inventory in the normal course) ("Other Proposals"). Tiburon's Board of Directors may, to the extent reasonably necessary in the exercise of its fiduciary duties, entertain offers relating to another potential acquiror.

AGREEMENTS AMONG COMPUDYNE AND TIBURON'S MAJOR STOCKHOLDERS

     The holders of approximately 67.53% percent of Tiburon's issued and outstanding common shares not held by CompuDyne and all of the Tiburon Preferred (the "Major Stockholders") have entered into agreements with CompuDyne (the "Stockholders Agreements") with respect to, among other things, (1) how they will vote their Tiburon shares in connection with the Merger and (2) restrictions on their ability to effect transactions in the CompuDyne stock they receive as merger consideration.

     Each Major Stockholder agreed to vote his or her shares of Tiburon stock or to provide a written consent in favor of the Merger and to refrain from taking any action that would result in a breach of the Merger Agreement, as amended, or could reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the Merger. In the event that a Major Stockholder should breach his or her agreement with respect to approval of the Merger, CompuDyne is granted an option to purchase such Major Stockholder's Tiburon common stock for a purchase price of $3.00 per share. In accordance with their agreements, each of the Major Stockholders executed a written consent approving the Merger Agreement, as amended, and the Merger. By taking such action, each of the Major Stockholders has waived his or her rights to exercise dissenters' rights with respect to the Merger.

     Each Major Stockholder has also agreed to limitations on his or her ability to sell, during the first year following the consummation of the Merger, the shares of CompuDyne common stock received at the time of the Merger. A Major Stockholder may sell in each quarter following the Merger no more than 25% of his or her CompuDyne shares received at the time of the Merger. If, however, a Major Stockholder does not sell his or her full 25% in a quarter, the balance may be sold at any time thereafter in addition to the 25% allowed in each subsequent quarter. In addition to the above limitation, sales of CompuDyne stock by "affiliates" may also be limited further by the application of the securities laws. See "THE MERGER -- Resales of CompuDyne's Stock Received in the Merger."

DIRECTOR AND OFFICER INDEMNIFICATION

     The Merger Agreement, as amended, provides that CompuDyne will, and will cause New Tiburon to, fulfill the obligations of Tiburon pursuant to each indemnification agreement between Tiburon and its officers and directors and Tiburon's articles of incorporation and bylaws.

REPRESENTATIONS AND WARRANTIES

     In the Merger Agreement, as amended, Tiburon made representations and warranties to CompuDyne as of the date of the Merger Agreement, May 10, 2001. Those representations and warranties have expired and were not continued in the First Amendment given CompuDyne's involvement with Tiburon since its investment in Preferred Stock on June 19, 2001 and its greater familiarity with Tiburon's affairs. The material representations and warranties of Tiburon were the following, except as limited by the Tiburon disclosure letter:

     - the proper organization and good standing of Tiburon;

     - capitalization of Tiburon;

     - the absence of any subsidiaries;

     - the existence of corporate power and authority of Tiburon to execute, deliver and perform its various obligations under the transaction documents;

     - proper presentation of financial statements and absence of undisclosed liabilities;

     - timely filing of tax returns and absence of tax claims;

     - material compliance with environmental law;

     - existence of assets, absence of encumbrances, and existence of good title;

     - existence and enforceability of leases;

     - absence of applicable laws or agreements prohibiting Tiburon's use of its assets and property in conducting its business or prohibiting Tiburon's conducting its business in the same manner it has been conducted;

     - existence of intellectual property and rights to use such property currently used and in the manner used in its business;

     - absence of any knowledge of infringement by Tiburon on third party intellectual property rights;

     - existence of patents or other registration issued to Tiburon, trade/service marks registered by Tiburon and copyrights filed by Tiburon with respect to its intellectual property and existence of good title to all such intellectual property;

     - absence of knowledge of any new products, inventions, procedures or manufacturing or processing methods which could supercede or make obsolete any products or processes material to Tiburon;

     - existence of material contracts and their effectiveness;

     - the absence of legal proceedings;

     - existence of insurance policies;

     - existence of employee benefit plans and material compliance with applicable law;

     - disclosure of all personnel related agreements;

     - listing of all consents and approvals required to complete the Merger;

     - reasonableness of estimates and assumptions regarding Tiburon's earnings;

     - no broker's fees;

     - absence of unfair labor practices;

     - existence of validity of warranties regarding products and services;

     - existence of rights in corporate name;

     - absence of prepayment penalties on loans;

     - compliance with Foreign Corrupt Practices Act and Export Control and Anti-Boycott laws;

     - absence of knowledge of insider interests;

     - truth of disclosures in representations and warranties;

     - the absence of any material adverse change in Tiburon;

     - absence of undisclosed debt for borrowed money;

     - absence of agreement requiring maintenance of specific net worth;

     - absence of assumption, guarantee or other liability for obligations of others;

     - absence of undisclosed loans, advances or capital contributions to others;

     - absence of undisclosed liens on or pledges of Tiburon property;

     - absence of settlement or compromise regarding tax liability;

     - absence of payment or discharge of any material claims, liabilities or obligations outside of the ordinary course of business;

     - absence of any waivers, release or cancellation of any rights or claims, outside the ordinary course of business;

     - absence of change in terms of compensation or employment for directors, officers or employees, outside the ordinary course of business;

     - absence of declaration of dividends or distributions; and/or

     - status of stock options or warrants to purchase Tiburon common stock.

     In the Merger Agreement, as amended, CompuDyne and New Tiburon made representations and warranties to Tiburon, also as of May 10, 2001. The material representations and warranties of CompuDyne and New Tiburon are the following, except as limited by the CompuDyne disclosure letter:

     - the proper organization and good standing of CompuDyne and New Tiburon;

     - existence of corporate power and authority to execute, deliver and perform CompuDyne's and New Tiburon's obligations under the transaction documents;

     - absence of material conflict between Merger Agreement, as amended and organizational documents of, contracts of or judgments, orders, laws, regulations or decrees relating to CompuDyne;

     - listing of regulatory consents and approvals to complete the Merger;

     - availability and truthfulness of CompuDyne's filings with the Commission since November 30, 2000;

     - proper presentation of financial statements;

     - absence of liabilities;

     - truth of information submitted for registration statement;

     - absence of any material adverse change in CompuDyne;

     - absence of declaration of dividend or distribution, stock repurchase (except as specifically permitted), adjustment split, combination or reclassification of CompuDyne capital stock;

     - absence of amendment, waiver or modification of any material term of CompuDyne's capital stock;

     - absence of incurrence, assumption or guarantee by CompuDyne of material debt, other than in the ordinary course of business;

     - capitalization of CompuDyne;

     - the absence of legal proceedings;

     - compliance with applicable laws;

     - no broker's fees;

     - timely filing of tax returns and absence of tax claims;

     - material compliance with environmental laws; and/or

     - truth of disclosures in representations and warranties.

TERMINATION AND AMENDMENT OF THE MERGER AGREEMENT.

     The Merger Agreement, as amended, may be terminated by either CompuDyne or Tiburon if any of the following not yet satisfied conditions occur:

          1.  The Merger has not occurred by May 30, 2002; or

          2. A final, non-appealable restraining order, injunction or other order issued by a court or rule, statute or regulation prevents consummation of the Merger (a "Restraint").

     CompuDyne and New Tiburon will be responsible for a $1,000,000 break-up fee if CompuDyne fails to obtain approval of the Merger from its shareholders or if the Merger is not closed by May 30, 2002 because of CompuDyne's failure to attempt to satisfy a condition to closing in good faith, or solely because CompuDyne has not obtained financing for the cash portion of the Merger Consideration.

FEDERAL INCOME TAX CONSEQUENCES.

     The following summary discusses the material federal income tax consequences of the Merger to Tiburon shareholders. The summary is based on the Internal Revenue Code of 1986, as amended, referred to in this section as the Code, applicable U.S. Treasury regulations under the Code, administrative rulings and judicial authority, all as of the date of this document. All of the foregoing authorities are subject to change, and any change could affect the continuing validity of this summary. The summary assumes that the holders of shares of Tiburon's common stock and Tiburon Preferred hold their shares as a capital asset pursuant to Section 1221 of the Code. The summary does not address the tax consequences that may be applicable to particular Tiburon shareholders in light of their individual circumstances or to Tiburon shareholders who are subject to special tax rules, including:

     - tax-exempt organizations;

     - dealers in securities;

     - financial institutions;

     - insurance companies;

     - non-United States persons;

     - shareholders who acquired shares of Tiburon's common stock through the exercise of options or otherwise as compensation or through a qualified retirement plan;

     - shareholders who are subject to the alternative minimum tax;

     - shareholders who hold shares of Tiburon's common stock as part of a straddle, hedge, or conversion transaction; and

     - traders in securities who elect to apply a mark-to-market method of accounting.

     This summary also does not address any consequences arising under the tax laws of any state, locality, or foreign jurisdiction or under any federal laws other than those pertaining to the federal income tax.

     The parties to the Merger Agreement, as amended, intend that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code and have adopted the Merger Agreement, as amended, as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations. The parties have agreed not to take a position on any tax return that is or would be inconsistent with the characterization of the Merger Agreement, as amended, as a "plan of reorganization."

     Accordingly, and in light of the fact that the Merger Consideration may consist of both cash and CompuDyne common stock:

     - No gain or loss will be recognized by the shareholders of Tiburon upon the exchange of their shares of Tiburon Common Stock through the Merger, except that gain (not loss) realized will be recognized to the extent that cash is received as part of the exchange. If the Tiburon Common Stock is a capital asset in the hands of the shareholder, the gain recognized will be capital gain or loss, which will be long-term if the holding period for the Tiburon Common Stock is one year or more. The aggregate basis of each such shareholder in the CompuDyne common stock received in the exchange will be equal to the shareholder's aggregate basis in the Tiburon Common Stock exchanged, reduced by the amount of cash received and increased by the amount of gain recognized. The holding period of each such shareholder for the CompuDyne common stock received in the exchange will include the period for which the shareholder held the Tiburon common stock exchanged.

     - No gain or loss will be recognized by Tiburon Preferred Shareholder upon the exchange of its shares of Tiburon Preferred through the Merger, except that gain realized will be recognized to the extent that cash is received as part of the exchange. If the Tiburon Preferred is a capital asset in the hands of the shareholder, the gain recognized will be capital gain or loss, which will be long-term if the holding period for the Tiburon Preferred is one year or more. The shareholder's aggregate basis in the CompuDyne Preferred received in the exchange will be equal to the shareholder's aggregate basis in the Tiburon Preferred exchanged, reduced by the amount of cash received and increased by the amount of gain recognized. The shareholder's holding period for the CompuDyne Preferred received in the exchange will include the period for which the shareholder held the Tiburon Preferred exchanged.

     - No gain or loss will be recognized by the Tiburon Warrant holder upon the exchange of the Tiburon Warrants for CompuDyne Warrants through the Merger, except that gain realized will be recognized to the extent that cash is received as part of the exchange. If the Tiburon Warrants are capital assets in the hands of the shareholder, the gain recognized will be capital gain or loss, which will be long-term if the holding period for the Tiburon Warrant is one year or more. The Tiburon Warrant holder's aggregate basis in the CompuDyne Warrants received in the exchange will be equal to the Tiburon Warrant holder's aggregate basis in the Tiburon Warrants exchanged, reduced by the amount of cash received and increased by the amount of gain recognized. The Tiburon Warrant holder's holding period for the CompuDyne Warrants received in the exchange will include the period for which the shareholder held the Tiburon Warrants exchanged.

     - No gain or loss will be recognized by Tiburon upon the exchange, through the Merger, of all of its assets for the Merger Consideration received from New Tiburon, or upon the distribution of the Merger Consideration to the Tiburon shareholders and the Tiburon Warrant holder in exchange for their Tiburon Common Stock, Tiburon Preferred, and Tiburon Warrants.

     One of the conditions of the Merger is that CompuDyne and Tiburon each receive opinions from their respective counsel that as of the Effective Time, the Merger will be treated for federal income tax purposes as a reorganization pursuant to Section 368(a) of the Code. These opinions will be based on the Code, the U.S. Treasury regulations promulgated under the Code and related administrative interpretations and judicial decisions, all as in effect as of the Effective Time, on the assumption that the Merger takes place as described in the Merger Agreement, as amended, and on the basis of facts, representations or assumptions set forth or referred to in the opinions. Unlike a ruling from the Internal Revenue Service ("IRS"), an opinion of counsel is not binding on the IRS and there can be no assurance that the IRS will not take a position contrary to one or more of the positions reflected in the opinions or that those positions will be upheld by the courts if challenged by the IRS.

     Tiburon shareholders and the Tiburon Warrant holder should consider the fact that neither Tiburon nor CompuDyne has obtained a ruling of the IRS confirming the federal income tax treatment to Tiburon shareholders or Warrant holder or to Tiburon. Depending upon the value of CompuDyne stock at the Effective Time of the Merger, the Merger may not meet one of the requirements for such a ruling. One of the elements of a tax-free merger is sufficient "continuity of interest", i.e. receipt of stock of the acquiring company in exchange for stock of the acquired company. The IRS has indicated that it will consider the continuity of interest test satisfied for ruling purposes if stockholders of the acquired company (Tiburon) receive stock in the acquiring company (CompuDyne) having a value, as of the Effective Time of the Merger, which is at least 50 percent of the value of the stock of the acquired company. Assuming a 50 percent Stock Percentage, this test would not be met if the value of CompuDyne's common stock at that time is less then approximately $15.00 per share. However, the IRS has acknowledged that this "safe harbor" test does not define, as a matter of law, the lower limit of the continuity of interest requirement. Cases addressing this issue have concluded that sufficient continuity of interest is present at levels lower than 40 percent. The tax opinions discussed above will not be issued, and therefore the Merger will not be closed, unless the value of the CompuDyne stock transferred in the Merger is at least 40 percent of the value of the stock of Tiburon. The Merger Agreement provides that CompuDyne will elect a Stock Percentage at which this requirement is met, unless there is no such Stock Percentage within the permitted range. At the maximum Stock Percentage of 65%, this requirement will be met even if the closing price of CompuDyne stock as of the Effective Time is significantly below the $12.80 closing price as of March 28, 2002.

     As discussed below (see "Dissenter's Rights"), those Tiburon shareholders who have not voted to approve the Merger and are otherwise eligible have the right to exercise dissenter's rights and receive cash for all of their Tiburon shares. Any such shareholder exercising dissenter's rights will recognize gain or loss equal to the difference between the amount paid for the Tiburon shares and the shareholder's basis in those shares. If the Tiburon shares are a capital asset in the hands of the shareholder, the sale will result in capital gain or loss, which will be long-term if the holding period for the shares is one year or more.

     Unless an exemption applies, the exchange agent will be required to withhold, and will withhold, 31% of any cash payments to which a Tiburon shareholder or other payee is entitled pursuant to the Merger, unless the shareholder or other payee provides his or her tax identification number (social security number or employer identification number) and certifies that the number is correct. Each shareholder and, if applicable, each other payee, is required to complete and sign the Form W-9 that will be included as part of the transmittal letter to avoid being subject to backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to CompuDyne and the exchange agent.

     THE FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE ARE BASED UPON PRESENT LAW AND DO NOT PURPORT TO BE A COMPLETE ANALYSIS OR LISTING OF ALL POTENTIAL TAX EFFECTS THAT MAY APPLY TO A HOLDER OF TIBURON'S WARRANTS, COMMON OR PREFERRED STOCK. THE TAX EFFECTS THAT ARE APPLICABLE TO A PARTICULAR HOLDER OF TIBURON STOCK OR WARRANTS MAY BE DIFFERENT FROM THE TAX EFFECTS THAT ARE APPLICABLE TO OTHER HOLDERS OF TIBURON STOCK, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND OTHER TAX LAWS OTHER THAN THOSE PERTAINING TO THE FEDERAL INCOME TAX, AND THUS, HOLDERS OF TIBURON SECURITIES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS.

RESALES OF COMPUDYNE'S STOCK RECEIVED IN THE MERGER.

     The shares of CompuDyne common stock issued to the Tiburon shareholders in the Merger will be freely tradeable under the Securities Act of 1933, as amended (the "Securities Act"), except for (i) shares of CompuDyne common stock issued to any person who is deemed an affiliate of Tiburon under the Securities Act and
(ii) shares of CompuDyne common stock issued to certain of the persons who executed a Stockholders Agreement and provided a written consent to the Merger ("Restricted Shareholders").

     Affiliates of Tiburon generally include individuals or entities who control, are controlled by, or are under common control with Tiburon, and may include some of the officers, directors or principal shareholders of Tiburon. Affiliates may not sell their shares of CompuDyne common stock received in the Merger except pursuant to:

     - an effective registration statement under the Securities Act covering the resale of those shares;

     - an exemption under paragraph (d) of Rule 145 under the Securities Act; or

     - another applicable exemption under the Securities Act.

     Shares of CompuDyne common stock issued to Restricted Shareholders will be issued without registration under the Securities Act. Restricted Shareholders may not sell their shares of CompuDyne common stock received in the Merger except pursuant to:

     - an effective registration statement under the Securities Act covering the resale of those shares; or

     - another applicable exemption under the Securities Act, in particular Rule 144 under the Securities Act. In general, under Rule 144 a Restricted Stockholder who owns shares of CompuDyne common stock issued in the Merger that have been outstanding for at least one year would be entitled to sell, within any three-month period, a number of those shares that does not exceed the greater of (a) one percent of the then outstanding shares of CompuDyne common stock or (b) the average weekly trading volume in CompuDyne common stock on the Nasdaq National Market during the four calendar weeks preceding the sale.

     Each of certain affiliates of Tiburon and the Restricted Stockholders have agreed that during the one year period following the Merger, they may resell the shares of CompuDyne common stock received in the Merger in any quarterly period only in an amount equal to the lesser of (a) if the person is an affiliate of CompuDyne, the amount which would be permitted under Rule 144 or (b) 25% of the total number of shares of CompuDyne common stock received in the Merger. The 25% limitation described in the preceding sentence is cumulative so that if the affiliate of Tiburon or Restricted Stockholder sells less than 25% of the shares of CompuDyne common stock received in the Merger in any quarterly period, the right to sell such shares will carry over to subsequent quarterly periods.

     CompuDyne's registration statement on Form S-4 (the "Form S-4"), of which this Proxy Statement/ Prospectus forms a part, does not cover the resale of shares of CompuDyne common stock to be received by affiliates of Tiburon or the Restricted Stockholders in the Merger, and does not cover the CompuDyne Preferred Stock or CompuDyne Warrants to be received in the Merger or the CompuDyne common stock to be issued pursuant to the conversion of the CompuDyne Preferred Stock or the exercise of the CompuDyne Warrants. However, CompuDyne has agreed to use its best efforts to effect the registration, in a companion registration statement to the Form S-4 filed at the same time as the Form S-4, of (a) the shares of CompuDyne common stock to be issued to the Restricted Stockholders in the Merger and (b) the CompuDyne Preferred Stock and CompuDyne Warrants and the shares of CompuDyne common stock to be issued pursuant to the conversion of the CompuDyne Preferred Stock and the exercise of the CompuDyne Warrants. CompuDyne has agreed to use its best efforts to maintain the effectiveness of such registration for one year. CompuDyne has filed a registration statement to satisfy this requirement.

FAIRNESS OPINION.

     On March 13, 2002, Sansome Street Appraisers, Inc. ("Sansome"), Tiburon's financial advisor, delivered its written opinion to the Board of Directors of Tiburon that, as of that date, the consideration offered by CompuDyne was fair and reasonable, from a financial point of view, to Tiburon shareholders (the "Fairness Opinion"). The Fairness Opinion was required by applicable provisions of California law.

     We have attached as Appendix C to this Proxy Statement/Prospectus the full text of the Fairness Opinion, which describes the assumptions made, matters considered and limits on the review undertaken. The following is a summary of the Fairness Opinion and matters which Sansome considered. We urge you to read the Fairness Opinion in its entirety.

     Tiburon retained Sansome on February 15, 2002 to provide the Fairness Opinion. Tiburon retained Sansome based on its qualifications and experience in appraising the securities of closely held companies, its experience in providing fairness opinions in connection with mergers and acquisitions, and its familiarity with Tiburon as a result of the provision of valuation services in connection with the administration of Tiburon's Employee Stock Ownership Plan ("ESOP") by Ireland Associates, an affiliate of Sansome.

     Sansome was not involved as an advisor to Tiburon in connection with its negotiations of the Merger Consideration. Sansome is an independent valuation firm not affiliated with CompuDyne which was hired by Tiburon in connection with the Merger solely to provide the Fairness Opinion. The Fairness Opinion of Sansome addresses only the value of the consideration offered to Tiburon shareholders. It does not constitute a recommendation to any Tiburon shareholder as to whether or not he or she should exercise his or her dissenters' rights. The opinion is necessarily based upon conditions as of the date of the opinion and upon information made available to Sansome through the date of the Fairness Opinion. Tiburon's Board of Directors did not impose any limitations on Sansome with respect to the investigations it made, the matters it considered, or the procedures it followed in rendering its opinion.

MATERIALS REVIEWED AND ANALYSES PERFORMED.

     In connection with rendering its opinion, Sansome:

           1. Reviewed the Merger Agreement, as amended and other related Merger documents.

           2. Had numerous conversations and discussions with various members of management from Tiburon, Inc. and their financial and legal advisors to review the terms of the proposed transaction and to review the past operating results and the future prospects of Tiburon, Inc.

           3. Reviewed the Audited Consolidated Financial Statements of Tiburon, Inc. as of June 30, 1998-2001 and the unaudited internally prepared financial statements of Tiburon, Inc. for the six month period ended December 31, 2001.

           4. Reviewed the "Minority Interest Fair Market Value Appraisal of the Common Stock of Tiburon, Inc. for Employee Stock Ownership Plan Purposes as of December 31, 2001" prepared by Ireland Associates.

           5. Reviewed the "Letter of Transmittal - Offer of CompuDyne Corporation to Purchase Shares of Tiburon, Inc. Common Stock" and the related "Endorsement" document.

           6. Reviewed "Notice of Special Meeting of Shareholders, June 11, 2001, Tiburon, Inc." dated May 17, 2001, to amend and restate Articles of Incorporation including the Information Statement and related Exhibits.

           7. Reviewed "Summary Description of the Agreements Among CompuDyne Corporation, Tiburon, Inc. and Tiburon's Major Shareholders" dated May 17, 2001.

           8. Reviewed draft Securities and Exchange Commission Filings by CompuDyne Corporation, including a draft of CompuDyne's S-4 Registration Statement of which this Proxy Statement/Prospectus is a part.

           9. Reviewed Disclosure Letter of CompuDyne Corporation dated May 10, 2001.

          10.  Reviewed Disclosure Letter of Tiburon, Inc. dated May 9, 2001.

          11. Reviewed Supplement to Tiburon, Inc.'s May 9, 2001 Disclosure Letter dated June 19, 2001.

          12. Reviewed CompuDyne Corporation and Tiburon, Inc. Closing of Common Stock Purchase Agreement and 7.5% Cumulative Convertible Preferred Stock Purchase Agreement, Volumes 1, 2 and 3, as well as the Plan of Merger dated May 10, 2001 as amended in the First Amendment to the Agreement and Plan of Merger dated January 25, 2002 by and among CompuDyne Corporation, New Tiburon, Inc. (a merger subsidiary of CompuDyne Corporation) and Tiburon, Inc.

          13.  Reviewed CompuDyne Notice of Merger Election dated July 10, 2001.

          14. Reviewed the trading history of the stock of CompuDyne Corporation on the NASDAQ market from October 1, 2001 through the date of the Fairness Opinion.

          15. Conducted such other studies, analyses, inquiries and investigations as Sansome deemed necessary and appropriate for the purpose of the Fairness Opinion.

     In the course of rendering the Fairness Opinion, Sansome did not complete any independent verification of the accuracy or completeness of information provided to it orally and in writing by Tiburon.

CONSIDERATION ANALYSIS AND CONCLUSION.

     After summarizing the Merger Consideration payable pursuant to the Merger Agreement, as amended, the Fairness Opinion expresses the following conclusion:

     "Based upon our recent analysis of Tiburon, Inc., and upon our review and consideration of the matters set forth above, Sansome Street Appraiser, Inc. is of the opinion that the proposed transaction is fair and reasonable to the shareholders of Tiburon, Inc. from a financial point of view."

COMPENSATION OF SANSOME.

     Tiburon has agreed to pay Sansome an aggregate fee of $29,500 for the Fairness Opinion. Separately, since January 1, 2001 Tiburon has paid an affiliate of Sansome $10,000 for valuation services in connection with the administration of Tiburon's ESOP. In addition, Tiburon will reimburse Sansome for its out-of-pocket expenses incurred in connection with the engagement. Tiburon has also agreed to indemnify Sansome, its directors, officers and employees against losses, claims, damages and liabilities relating to or arising out of the engagement.

EMPLOYEE BENEFITS.

     To the extent permissible under applicable law, Tiburon employees who become employees of New Tiburon at the Effective Time generally will be given credit for service at Tiburon for eligibility to participate in and the satisfaction of vesting and service requirements (but not for benefit accrual purposes) under the CompuDyne 401(k) Savings Plan.

     Prior to completion of the Merger, CompuDyne's management will make a determination whether employees of Tiburon who become employees of New Tiburon will participate in CompuDyne's health and welfare plans or whether such Tiburon employees will continue to be enrolled under their currently effective health and welfare plans.

INTERESTS OF TIBURON DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER THAT ARE DIFFERENT THAN THOSE OF TIBURON SHAREHOLDERS.

     CompuDyne and Tiburon have entered into employment agreements with two of Tiburon's current executive officers and Directors, Bruce Kelling and Thomas Dewey. Pursuant to the employment agreements, each of Kelling and Dewey will be employed by Tiburon before the completion of the Merger and by CompuDyne immediately following the Merger. In addition, Bruce Kelling , a director of Tiburon, has been nominated by CompuDyne's Board of Directors to become a director of CompuDyne after the Merger for a three-year term. In addition, Messrs. Kelling and Dewey have personally guaranteed a number of performance bonds issued in favor of Tiburon in connection with certain government-related projects. CompuDyne has agreed to indemnify Messrs. Kelling and Dewey for such personal liability; in the event the Merger is not completed, it is expected that such indemnification would be terminated. Accordingly, both Messrs. Kelling and Dewey have interests in the Merger that are different than those of other Tiburon shareholders. (See "-- Board Membership" below) The Tiburon Board of Directors knew of these arrangements at the time it approved the Merger and Merger Agreement, as amended.

BOARD MEMBERSHIP.

     CompuDyne will nominate and Messrs Roenigk and Markowitz, holders in the aggregate of 32% of CompuDyne's common stock, have agreed to vote for Bruce Kelling to be elected as a member of CompuDyne's Board of Directors. The number of Tiburon nominees reflects the percentage of overall board membership that corresponds to the percentage of CompuDyne common stock that will be held by former Tiburon shareholders at the Effective Time. Mr. Kelling will be nominated for election to serve a three year term, subject to completion of the Merger. He has accepted this nomination and agrees to serve as a director of CompuDyne only if the Merger is consummated, if elected.

DISSENTERS' RIGHTS.

     The following summary of the statutory procedure to be followed by a dissenting Tiburon shareholder in order to exercise dissenters' rights under Chapter 13 of the California General Corporation Law (the "California Code") or under Article 15 of the Virginia Stock Corporation Act (the "Virginia Code") is not a complete statement of the law relating to dissenters' rights and is qualified in its entirety by reference to the full text of Chapter 13 of the California Code and Article 15 of the Virginia Code. This discussion and Chapter 13 of the California Code and Article 15 of the Virginia Code should be reviewed carefully by any Tiburon shareholder who wishes to exercise statutory dissenters' rights or who wishes to preserve the right to do so, because failure to comply with the procedures set forth in Chapter 13 of the California Code and
Article 15 of the Virginia Code will result in the loss or waiver of dissenters' rights under California and Virginia law, respectively. A copy of Chapter 13 of the California Code and a copy of Article 15 of the Virginia Code are attached hereto as Appendix D.

     Tiburon is incorporated in, and accordingly is subject to the corporate law of, the Commonwealth of Virginia. In addition, under Section 2115 of the California Code Tiburon is also subject to certain provisions of the California Code, including Chapter 13 dealing with dissenters' rights, because persons having addresses in the State of California hold of record more than one-half of Tiburon's outstanding voting securities and Tiburon has its offices and conducts significant activities in California. Section 2115 further states that those provisions of the California Code apply "to the exclusion of the law of the jurisdiction in which it [the foreign corporation, i.e., Tiburon] is incorporated". Notwithstanding this provision, Tiburon will permit a shareholder who wishes to dissent to choose whether to exercise dissenters' rights under the California Code or the Virginia Code.

DISSENTERS' RIGHTS UNDER CALIFORNIA LAW.

     As described above, the Merger Agreement, as amended, and the Merger were approved on March 21, 2002 by the required vote of Tiburon shareholders acting by written consent. Under the California Code, each Tiburon shareholder whose shares were outstanding on March 21, 2002, and who did not vote in favor of the Merger through the action by written consent (an "Eligible Shareholder") may exercise dissenters' rights under Chapter 13 of the California Code, and thereby require Tiburon to purchase such Eligible Shareholder's Tiburon shares for cash in accordance with the procedures described below. Dissenters' rights may be exercised as to none, any, or all of the shares owned by an Eligible Shareholder. An Eligible Shareholder who exercises dissenters' rights (a "Dissenting Shareholder") loses the right to receive the CompuDyne common stock and/or cash payable in accordance with the terms of the Merger. In addition, as discussed in more detail above (see "THE MERGER -- Federal Income Tax Consequences"), the sale of shares of Tiburon common stock through the exercise of dissenters' rights will be a taxable event in which the Dissenting Shareholder will recognize gain or loss in an amount equal to the difference between the price paid for the shares and the Dissenting Shareholder's basis in them. If the shares are a capital asset in the hands of the Dissenting Shareholder, the sale will result in capital gain or loss, which will be long-term if the holding period for the shares is one year or more.

     The purchase price for the shares will be their fair market value determined as of the day before the first announcement of the terms of the proposed Merger, excluding any appreciation or depreciation in consequence of the proposed Merger, but adjusted for any stock split, reverse stock split, or stock dividend that becomes effective thereafter. The first public announcement of the revision of the terms of the Merger was on January 29, 2002, so the applicable valuation date is January 28, 2002. There has not been any subsequent stock split, reverse stock split, or stock dividend.

     Under California law, Tiburon was required to mail each Eligible Shareholder a notice of the approval of the Merger by written consent within ten days after the date of such approval, and did so on March 22, 2002. That notice stated that because dissenters' rights are exercisable only if the Merger is consummated, if the Merger is approved by the CompuDyne shareholders and is consummated, Tiburon will mail to each Eligible Shareholder notice of dissenters' rights in accordance with the requirements of California law. This notice will include, among other things, a statement of the price determined by Tiburon to represent the fair market value of the shares as of January 28, 2002. This statement of price will constitute an offer by Tiburon to purchase at that price all of the Tiburon common stock owned by Eligible Shareholders.

     In order to exercise dissenters' rights, an Eligible Shareholder must send to Tiburon a written demand stating the number and class of shares owned by the Eligible Shareholder as to which the dissenters' rights are exercised and stating what the Eligible Shareholder claims to be the fair market value of those shares as of January 28, 2002. This statement of fair market value constitutes an offer by the Eligible Shareholder to sell those shares to Tiburon at that price. The notice must be accompanied by the certificates representing the shares as to which the dissenters' rights are exercised, which are to be stamped or endorsed with a statement that the shares are dissenting shares. This written demand for payment and the stock certificates must be received by Tiburon within 30 days after the date on which the notice of dissenters' rights is mailed by Tiburon to the Eligible Shareholders. A Dissenting Shareholder may not withdraw the demand for payment of the fair market value of dissenting shares unless Tiburon consents to such request for withdrawal.

     If a Dissenting Shareholder and Tiburon agree that the shares qualify as dissenting shares and agree upon the price of the shares, the Dissenting Shareholder will be entitled to the agreed upon price plus interest at the legal rate on judgments from the date of such agreement, to be paid to the Dissenting Shareholder within the later of 30 days after the date of such agreement or 30 days after any statutory or contractual conditions to the consummation of the Merger are satisfied or waived, subject to surrender of the certificates representing the dissenting shares by the Dissenting Shareholder to Tiburon.

     If the Dissenting Shareholder and Tiburon fail to agree upon the fair market value of the dissenting shares and/or whether the shares qualify as dissenting shares, the Dissenting Shareholder may file a complaint in California superior court within six months after the date on which the notice of dissenters' rights is mailed to Eligible Shareholders requesting that the court determine the fair market value of the dissenting shares and/or whether the shares qualify as dissenting shares.

     The costs and expenses of the litigation, including reasonable compensation of any appraisers appointed by the court, are to be assessed or apportioned as the court considers equitable, provided, that if the value awarded by the court is more than 125% of the price offered by Tiburon, the costs (including in the discretion of the court attorney's fees, fees of expert witnesses, and interest at the legal rate on judgments) will be paid by Tiburon.

     An Eligible Shareholder considering whether to exercise dissenters' rights should be aware that the fair market value of the Tiburon shares as of January 28, 2002, as that value may finally be determined, could be more than, the same as, or less than the value of the cash and/or CompuDyne stock that would be received under the Merger Agreement.

     If an Eligible Shareholder fails to perfect, or effectively withdraws or loses the dissenters' rights, the Eligible Shareholder will receive the Merger Consideration payable under the Merger Agreement.

     A Dissenting Shareholder will lose the right to require Tiburon to purchase the shares as to which dissenters' rights have been exercised if (a) the shares are transferred prior to their submission for the required endorsement; (b) the Dissenting Shareholder and Tiburon do not agree upon the status of the shares as dissenting shares or do not agree on the purchase price, and neither Tiburon nor the Dissenting Shareholder files a complaint or intervenes in a pending action within six months after the mailing to Eligible Shareholders of the notice of dissenters' rights; or (c) with Tiburon's consent, the Dissenting Shareholder delivers to Tiburon a written withdrawal of such Dissenting Shareholder's demand for purchase of the shares as to which dissenters' rights have been exercised.

     Except as expressly limited by provisions of California law pertaining to dissenters' rights, Dissenting Shareholders continue to have all the rights and privileges incident to their shares until the fair market value of their shares is agreed upon or determined.

DISSENTERS' RIGHTS UNDER VIRGINIA LAW.

     Under the Virginia Code, each Tiburon shareholder whose shares were outstanding on March 21, 2002, and who did not vote in favor of the Merger through the action by written consent (an "Eligible Shareholder") may exercise dissenters' rights under Article 15 of the Virginia Code, and thereby require Tiburon to purchase such Eligible Shareholder's Tiburon shares for cash in accordance with the procedures described below. Dissenters' rights must be exercised as to all or none of the shares owned by an Eligible Shareholder, unless the record owner holds shares beneficially owned by more than one person, in which case dissenters' rights must be exercised as to all or none of the shares beneficially owned by each beneficial owner. An Eligible Shareholder who exercises dissenters' rights (a "Dissenting Shareholder") loses the right to receive the cash and/or CompuDyne common stock payable in accordance with the terms of the Merger. In addition, as discussed in more detail above (see "THE MERGER -- Federal Income Tax Consequences"), the sale of shares of Tiburon common stock through the exercise of dissenters' rights will be a taxable event in which the Dissenting Shareholder will recognize gain or loss in an amount equal to the difference between the price paid by Tiburon for the shares and the Dissenting Shareholder's basis in them. If the shares are a capital asset in the hands of the Dissenting Shareholder, the sale will result in capital gain or loss, which will be long-term if the holding period for the shares is one year or more.

     The purchase price for the shares will be their fair value, defined under the Virginia Code as the value of the shares immediately before the effectuation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger unless such exclusion would be inequitable.

     The Virginia Code is unclear as to whether Tiburon was required to mail each Eligible Shareholder a notice of the anticipated approval of the Merger by written consent not less than five days prior to the date when that approval was obtained, or five days prior to the Merger itself. In light of this ambiguity, a notice was mailed to each Eligible Shareholder on March 15, 2002. That notice stated that because dissenters' rights are exercisable only if the Merger is consummated, if the Merger is approved by the CompuDyne shareholders and is consummated, Tiburon will mail to each Eligible Shareholder notice of the dissenters' rights in accordance with the requirements of Virginia law. This dissenters' notice shall, among other things: (i) state where the demand for payment shall be sent and where and when the certificates for the shares as to which dissenters' rights are exercised should be deposited; (ii) supply a form for demanding payment; and (iii) set a date by which Tiburon must receive the payment demand, which date may not be less than thirty or more than sixty days after the date of delivery of the dissenters' notice.

     In order to exercise dissenters' rights, an Eligible Shareholder must send to Tiburon the demand for payment and deposit the certificates representing the shares as to which the dissenters' rights are exercised in accordance with the terms of, and within the time period specified in, the dissenters' notice. Failure to satisfy these requirements results in the loss of dissenters' rights, in which event the Eligible Shareholder will receive the Merger Consideration payable under the Merger Agreement. A Dissenting Shareholder may not withdraw the demand for payment unless Tiburon consents in writing to such request for withdrawal.

     Within thirty days after receipt of a payment demand from a Dissenting Shareholder, Tiburon is required to pay the Dissenting Shareholder the amount which Tiburon estimates to be the fair value of the Dissenting Shareholder's shares, plus accrued interest from the Effective Date of the Merger until the date of payment, at the average rate then paid by Tiburon on its principal bank loans or, if none, a rate that is fair and equitable under all the circumstances. The payment shall be accompanied by, among other things, (i) Tiburon's balance sheet as of the end of a fiscal year ending not more than sixteen months before the effective date of the Merger, an income statement for that year, and the latest available interim financial statements, if any, and
(ii) an explanation of how Tiburon estimated the fair value of the shares and of how the interest was calculated. Tiburon's obligation to make this payment may be enforced by the Virginia circuit court, which shall dispose of the complaint on an expedited basis. The costs of any such proceeding shall be assessed against Tiburon unless the court finds that all or some of the Dissenting Shareholders initiating the proceeding did not act in good faith, in which case such portion of the costs as the court finds equitable may be assessed against those Dissenting Shareholders.

     If a Dissenting Shareholder believes that the amount paid by Tiburon is less than the fair value of the shares or that the interest is incorrectly calculated, within thirty days after Tiburon makes payment for the shares the Dissenting Shareholder must notify Tiburon in writing of the Dissenting Shareholder's own estimate of the fair value of the shares and amount of interest due. Failure to satisfy these requirements results in the loss of the right to demand payment of any amount greater than the amount paid by Tiburon.

     If a Dissenting Shareholder makes a demand for payment in excess of the amount paid by Tiburon, and the matter is not settled, within sixty days after receiving the payment demand Tiburon is required to file a petition in the Virginia circuit court for the jurisdiction in which Tiburon's registered office in Virginia is located for a determination of the fair value of the shares and accrued interest, and to make each Dissenting Shareholder whose payment demand has not been settled a party to that action. If Tiburon does not file such a petition, Tiburon is required to pay each Dissenting Shareholder whose payment demand has not been settled the amount demanded.

     Each Dissenting Shareholder made a party to the action is entitled to judgment for the amount, if any, by which the court finds the fair value of the Dissenting Shareholder's shares, plus interest, exceeds the amount paid by Tiburon. All costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, shall be assessed against Tiburon unless the court determines that some or all of the Dissenting Shareholders did not act in good faith in demanding a payment in excess of the amount paid by Tiburon, in which case such portion of the costs as the court finds equitable may be assessed against those Dissenting Shareholders. The court also has equitable discretion to assess against a party the reasonable fees and expenses of experts, other than counsel, retained by the other parties.

     An Eligible Shareholder considering whether to exercise dissenters' rights should be aware that the fair market value of the Tiburon shares immediately before the effectuation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger unless such exclusion would be inequitable, as that value may finally be determined, could be more than, the same as, or less than the value of the cash and/or CompuDyne stock that would be received under the Merger Agreement.

     A Dissenting Shareholder will lose the right to obtain the fair value of the Dissenting Shareholder's shares if (a) a court having jurisdiction permanently enjoins or sets aside the Merger, or (b) the Dissenting Shareholder's demand for payment is withdrawn with Tiburon's written consent.

     FAILURE TO FOLLOW THE STEPS REQUIRED BY CHAPTER 13 OF THE CALIFORNIA CODE OR ARTICLE 15 OF THE VIRGINIA CODE FOR PERFECTING DISSENTERS' RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS (IN WHICH EVENT A SHAREHOLDER WILL BE ENTITLED TO RECEIVE THE MERGER CONSIDERATION PAYABLE UNDER THE MERGER AGREEMENT). IN ADDITION, AS DISCUSSED ABOVE THE CALIFORNIA CODE PROVIDES FOR THE VALUATION OF DISSENTING SHARES AS OF THE DAY PRECEDING THE FIRST PUBLIC ANNOUNCEMENT OF THE MERGER, EXCLUDING ANY APPRECIATION OR DEPRECIATION IN CONSEQUENCE OF THE MERGER, WHILE THE VIRGINIA CODE PROVIDES FOR VALUING DISSENTING SHARES IMMEDIATELY BEFORE THE EFFECTUATION OF THE MERGER, EXCLUDING ANY APPRECIATION OR DEPRECIATION IN ANTICIPATION OF THE MERGER UNLESS EXCLUSION WOULD BE INEQUITABLE. ACCORDINGLY, THE AMOUNT PAYABLE FOR THE SHARES OF A DISSENTING SHAREHOLDER UNDER CHAPTER 13 OF THE CALIFORNIA CODE MAY BE GREATER THAN, THE SAME AS, OR LESS THAN THE AMOUNT PAYABLE UNDER CHAPTER 15 OF THE VIRGINIA CODE. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF CHAPTER 13 OF THE CALIFORNIA CODE AND ARTICLE 15 OF THE VIRGINIA CODE, TIBURON SHAREHOLDERS WHO ARE CONSIDERING EXERCISING DISSENTERS' RIGHTS SHOULD CONSULT THEIR OWN LEGAL ADVISORS.

MATERIAL CONTRACTS BETWEEN COMPUDYNE AND TIBURON.

     On February 28, 2001, Tiburon, CompuDyne and CorrLogic, Inc., a subsidiary of CompuDyne, entered into a cross-licensing agreement. The cross-licensing agreement allows Tiburon and CorrLogic, which develops and implements corrections and institutional medical software systems, to integrate and market each other's software products and fully integrate their applications for customers. This cross-licensing agreement expands each of Tiburon's and CompuDyne's presence and participation in additional business opportunities. The cross-licensing agreement has a term of 10 years but is cancelable by any of the parties to the contract with 90 days notice.

     On June 19, 2001, CompuDyne purchased 624,996 shares of Tiburon common stock for a total purchase price of $3,000,000 ($4.80 per share) pursuant to the Common Stock Purchase Agreement and also purchased 520,833 shares of 7.5% Cumulative Convertible Preferred Stock for a purchase price of $3,000,000 ($5.76 per share) pursuant to the Preferred Stock Purchase Agreement. Pursuant to the Merger Agreement, as amended, and if the Merger is completed, all of the shares so purchased by CompuDyne will be cancelled. If the Merger is not completed, CompuDyne will continue to own a significant portion of Tiburon's outstanding equity.

                           INFORMATION ABOUT TIBURON

BUSINESS.

  GENERAL INFORMATION.

     Tiburon is a privately held Virginia corporation which provides software products and computer systems and related services to the public safety and criminal justice sector of state, county and local governmental units. As of January 1, 2002 the Company provided one or more of its software products or services to over 300 governmental units, and employed 250 persons.

     The business was organized with the name Tiburon in 1980. In 1989, Tiburon acquired PSW3, Inc., and conducted business for approximately two years using the name Tiburon/PSW3, after which the Company operated again as Tiburon. Tiburon has acquired several other businesses engaged in the same business as Tiburon.

     The Company's executive offices are located at 39350 Civic Center Drive, Suite 100, Fremont, California 94538 (telephone 510-792-2108).

PRODUCTS.

     Tiburon's software systems are used in a wide range of applications within the public safety and criminal justice sectors of governmental units, including police, fire and emergency medical services computer-aided dispatch systems, and police, fire, jail, prosecution, probation and court records management systems. Tiburon's revenues are generated in part through licensing software products and systems to Tiburon's customers (license fees). Tiburon also derives revenues from a variety of related services.

     Historically, the installation of Tiburon's software systems has required a significant amount of custom software development for individual customers (professional services). In addition, Tiburon may provide systems integration services in connection with the installation and integration of software systems and the preparation of governmental facilities (systems integration), and may sell equipment related to the operation of computer systems (hardware). Almost all customers which license Tiburon's computer systems also enter into maintenance contracts which are renewable yearly by the customer. Pursuant to these maintenance contracts, Tiburon provides one or more of the following services: 24-hour on call support, software maintenance, periodic upgrades to software and general consulting services (maintenance). Tiburon also provides maintenance to governmental units which use software systems originally installed by other vendors when such governmental units become Tiburon customers as a result of acquisitions by Tiburon. The percentage of Tiburon's revenues from each of these sources for fiscal 2001 was as follows:

License fees................................................    11.6%
Professional services.......................................    47.0%
Systems integration.........................................     3.3%
Hardware....................................................    16.7%
Maintenance.................................................    21.4%
                                                               -----
                                                               100.0%
                                                               =====

     Tiburon has developed and maintained its software systems to operate with a variety of software operating systems, including UNIX and Windows NT(TM), and database products, including Oracle, DB2, and SQL/Server. These software systems and database products are the most widely used by state and local governmental units.

CUSTOMERS.

     Tiburon's customers are governmental units located primarily in the United States. Tiburon's products and services support the public safety and/or criminal justice responsibilities of governmental units, including police and fire departments, sheriffs' offices, courts, communications centers, emergency medical services providers, prosecutors, jail administrators, correctional agencies and probation agencies. Tiburon focuses its marketing primarily on cities and counties serving populations of greater than 25,000 persons. Tiburon estimates that there are more than 3,000 such entities in the United States. As of January 1, 2002 approximately 96% of Tiburon's customers served populations of greater than 25,000 persons. No customer provided more than 10% of Tiburon's revenues during fiscal 2001.

PRODUCT DEVELOPMENT.

     Tiburon's Products Division develops and maintains Tiburon's software products and systems. Decisions as to the development of products are made jointly by Tiburon senior management, representatives of four product business units organized to facilitate the development and maintenance of the Company's products, and representatives from the Company's Sales and Marketing Division and regional offices. Tiburon's Products Division is responsible for the development of a product, including successful completion of the beta test cycle, development and preparation for marketing, and subsequent technical enhancements to the product. The Products Division also provides professional services to Tiburon clients when custom software development is required.

     Tiburon supports a Tiburon Users Group and customer steering committees, which serve as a forum for the exchange of technical information between Tiburon and its customers and provide recommendations regarding the development of Tiburon software systems and products.

     As of January 1, 2002 Tiburon employed 89 people in the Products Division. Since 1999 the Company has increased its emphasis on the development of software products which can be installed with reduced custom software development, in order to enhance the Company's ability to market its software products to governmental agencies, including governmental agencies serving smaller populations. Research and product development expenses totaled $4,948,000 for 2001.

MARKETING.

     As of January 1, 2002 Tiburon employed twenty persons in its Sales and Marketing Division, including staff experienced in the public safety and criminal justice sector, professional sales and marketing management. This staff includes six members principally responsible for responding to requests for bid proposals.

     Tiburon's Sales and Marketing staff is responsible for identifying state, local, and federal governmental agencies which require the services offered by Tiburon, responding to bids, and negotiating the terms of customer contracts. Typically, Tiburon competes with several other vendors in connection with each marketing opportunity.

     The most significant factors that impact the Company's ability to obtain a contract include pricing, product technology, and the quality of response to the bid proposal. Since typically marketing opportunities involve complex projects in which the costs to compete are significant, Tiburon is selective in the opportunities it pursues.

     Historically, the sales and marketing staff has been centralized in Tiburon's Fremont and San Francisco offices. With the ability for smaller governmental agencies to secure increased funding for new systems, Tiburon is in the process of developing a regional approach to marketing which involves the assignment of sales personnel to geographic regions.

COMPETITION.

     The public safety and criminal justice marketplace is highly competitive, although Tiburon believes that it is one of the leading companies in its market. Tiburon believes that its ability to compete depends on a variety of factors, including financial strength, product technology, pricing, project delivery, prior reputation and client location. On any project Tiburon may compete with vendors that have greater name recognition and substantially greater financial resources than Tiburon.

     With respect to governmental agencies serving large populations, Tiburon competes with national software providers such as Motorola/Printrak, Integraph, and Litton/PRC. With respect to governmental agencies serving smaller populations, Tiburon competes with regionally based software companies.

     In addition to software companies, Tiburon competes with large consulting firms and/or systems integration companies, including IBM, TRW, Unisys and KPMG. These entities, typically proposing to serve as system integrators, compete in large-scale projects in the areas of planning, design and implementation of custom systems.

     Tiburon's competitors also may include hardware manufacturers, which have from time to time marketed software products and related services in competition with Tiburon. Although Tiburon believes that at this time hardware manufacturers do not directly compete with Tiburon, manufacturers frequently provide support to software competitors or act as systems integrators.

LEGAL PROCEEDINGS.

     There are no claims or actions pending or threatened against Tiburon, the ultimate disposition of which would have a material adverse affect on Tiburon.

INTELLECTUAL PROPERTY.

     Tiburon relies on a combination of trademark, copyright and trade secret laws, and contractual provisions to protect Tiburon's proprietary rights. Tiburon also seeks to avoid disclosure of its intellectual property by requiring employees and consultants with access to Tiburon's proprietary information to execute confidentiality agreements. However, these measures afford only limited protection for Tiburon's technology. Despite Tiburon's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of its software products or to obtain and use information that Tiburon believes is proprietary.

FACILITIES.

     The Company's executive offices are located in approximately 30,000 square feet of space in Fremont, California under a lease expiring in October, 2005. The Company also leases an aggregate of 65,000 square feet of office space in Anaheim, California; Austin, Texas; Clearwater, Florida; Columbia, Maryland; Hillsborough, North Carolina; Lake Oswego, Oregon; Livermore, California; Madison, Wisconsin; and San Francisco, California. These offices are used primarily for regional operations and local customer support.

             BENEFICIAL OWNERSHIP OF CAPITAL STOCK OF TIBURON, INC.

     The following table sets forth certain information as of December 31, 2001 with respect to the beneficial ownership of Tiburon capital stock by:

     - each person who is known by Tiburon to own beneficially more than 5% of the outstanding shares of Tiburon capital stock on such date (other than CompuDyne pursuant to shareholder agreements described elsewhere in this Proxy Statement/Prospectus);

     - each director of Tiburon;

     - each of the executive officers of Tiburon; and

     - all executive officers and directors of Tiburon as a group.

     The total number of shares and percentage ownership information in the table below assumes the conversion of all Tiburon preferred stock into common stock immediately prior to the Effective Time of the Merger. The table is based on 5,073,952 shares of common stock outstanding as of December 31, 2001; 190,838 shares of common stock issuable upon the conversion of 3,334 shares of 6.0% Cumulative Convertible Preferred Stock outstanding as of December 31, 2001; and 520,833 shares of common stock issuable upon the conversion of 520,833 shares of 2001 7.5% Cumulative Convertible Preferred Stock outstanding as of December 31, 2001.

     The information on beneficial ownership in the table below and the related footnotes is based upon data furnished to Tiburon by, or on behalf of, the persons referred to in the table. Unless otherwise indicated in the footnotes to the table, each person named has sole voting power and sole investment power with respect to the shares included in the table. Shares of Tiburon common stock subject to options and warrants, which are currently exercisable or exercisable within 60 days of December 31, 2001, are deemed outstanding for purposes of computing the percentages of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentages of any other person.

     Unless otherwise indicated, the address of each of the individuals listed in the table is c/o Tiburon, Inc., 39350 Civic Center Drive, Fremont, CA 94538.

                                                              NUMBER OF   PERCENT
NAME                                                           SHARES     OF CLASS
----                                                          ---------   --------
NAMED EXECUTIVE OFFICERS AND DIRECTORS:
Bruce A. Kelling(1).........................................  1,409,036     24.3%
David A. Shaw(2)............................................     61,000      1.0%
Thomas V. Dewey(3)..........................................    740,003     12.8%
Michael D. Tilson(4)........................................    118,548      2.0%
Charles H. Bridges, Jr.(5)..................................     37,204      0.6%
Geoffrey F. Feidelberg(6)...................................  1,145,829     19.8%
  7249 National Drive
  Hanover, MD 21076
Martin A. Roenigk(7)........................................  1,145,829     19.8%
  7249 National Drive
  Hanover, MD 21076
Gary M. Schwarzman(8).......................................    192,368      3.3%
Timothy P. Sweeney..........................................          0      0.0%
All directors and executive officers as a group (9
  persons)..................................................  3,703,988     62.1%

                                                              NUMBER OF   PERCENT
NAME                                                           SHARES     OF CLASS
----                                                          ---------   --------
OTHER 5% SHAREHOLDERS
CompuDyne Corporation(9)....................................  1,145,829     19.8%
  7249 National Drive
  Hanover, MD 21076
Hambrecht & Quist Guaranty Finance, LLC(10).................    999,192     16.7%
  One Bush Street
  San Francisco, CA 94104
Tiburon, Inc. Employee Stock Ownership Plan(11).............    315,503      5.5%
  39350 Civic Center Drive
  Fremont, CA 94538

---------------

 (1) Includes (a) 8,720 shares of common stock subject to option exercise by Mr. Kelling within 60 days of December 31, 2001 and (b) 315,503 shares of common stock held of record by the Tiburon, Inc. Employee Stock Ownership Plan (the "Tiburon ESOP"), of which Mr. Kelling is trustee. Mr. Kelling is vested in 8,481 shares of common stock held of record by the Tiburon ESOP. Mr. Kelling disclaims beneficial ownership of the 315,503 shares held of record by the Tiburon ESOP except for the 8,481 shares in which Mr. Kelling is vested.

 (2) Includes 61,000 shares of common stock subject to option exercise by Mr. Shaw within 60 days of December 31, 2001.

 (3) Includes (a) 868 shares held of record by Mr. Dewey and his wife as joint tenants with right of survivorship, (b) 6,000 shares of common stock subject to option exercise within 60 days of December 31, 2001, and (c) 7,507 shares of common stock held of record by the Tiburon ESOP in which Mr. Dewey is vested.

 (4) Includes 66,462 shares of common stock subject to option exercise by Mr. Tilson within 60 days of December 31, 2001.

 (5) Includes (a) 36,000 shares of common stock subject to option exercise by Mr. Bridges within 60 days of December 31, 2001, and (b) 1,204 shares of common stock held of record by the Tiburon ESOP in which Mr. Bridges is vested.

 (6) Mr. Feidelberg is the Chief Financial Officer of CompuDyne Corporation. See footnote (9) regarding the record and beneficial ownership of these shares by CompuDyne Corporation. Mr. Feidelberg disclaims beneficial ownership of these shares.

 (7) Mr. Roenigk is the Chief Executive Officer of CompuDyne Corporation. See footnote (9) regarding the record and beneficial ownership of these shares by CompuDyne Corporation. Mr. Roenigk disclaims beneficial ownership of these shares.

 (8) Includes 3,000 shares of common stock subject to option exercise by Mr. Schwarzman within 60 days of December 31, 2001.

 (9) Includes (a) 624,996 shares of common stock and (b) 520,833 shares of common stock issuable upon conversion of 520,833 shares of 2001 7.5% Cumulative Convertible Preferred Stock.

(10) Includes (a) 608,354 shares of common stock, (b) 200,000 shares of common stock subject to presently exercisable warrants, and (c) 190,838 shares of common stock issuable upon the conversion of 3,334 shares of 6.0% Cumulative Convertible Preferred Stock.

(11) Owner of record. See footnote (1) regarding the beneficial ownership of these shares of common stock by Mr. Kelling.

TIBURON EXECUTIVE COMPENSATION.

     The following table sets forth compensation information of each of Tiburon's executive officers for services rendered in the fiscal years ended June 30, 2001, 2000 and 1999.

                           SUMMARY COMPENSATION TABLE

                                                                     LONG-TERM
                                                                    COMPENSATION
                                                                    ------------
                                          ANNUAL COMPENSATION        SECURITIES
                                      ---------------------------    UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION           YEAR   SALARY($)   BONUS($)     OPTIONS      COMPENSATION($)(1)
---------------------------           ----   ---------   --------   ------------   ------------------
Bruce A. Kelling....................  2001    192,500         --       10,000            5,400
  Chief Executive Officer and         2000    195,833      1,633           --            5,100
  Chairman of the Board               1999    165,000        109           --            4,953
David A. Shaw.......................  2001    182,875(2)  47,500      100,000(3)         5,400
  President and Chief                 2000         --         --           --            2,731
  Operating Officer                   1999         --         --           --               --
Thomas V. Dewey.....................  2001    158,333         --       10,000            4,720
  Senior Vice President,              2000    148,333     13,857           --            5,100
  Research and Development            1999    131,444        108           --            4,203
Charles H. Bridges, Jr..............  2001    161,292     25,500       10,000            5,400
  Vice President and                  2000    130,000     12,372       10,000            4,685
  Chief Financial Officer             1999    109,375(4)     109       50,000            3,753

---------------

(1) Tiburon, Inc. Employee Stock Ownership Plan contributions.

(2) Mr. Shaw became an executive officer on July 2, 2000.

(3) Does not include options to purchase 1,000 shares of common stock granted to Mr. Shaw as compensation for his services as a director.

(4) Mr. Bridges became an executive officer on August 17, 1998.

OPTIONS GRANTED IN LAST FISCAL YEAR

     The following table sets forth information regarding stock option grants to each of Tiburon's executive officers during the fiscal year ended June 30, 2001.

     The options have a term of seven years and vest as described in the notes to the table.

     The percentage numbers are based on options to purchase an aggregate of 280,000 shares of Tiburon common stock granted to eligible participants under Tiburon's 1994 Incentive Stock Plan during the fiscal year ended June 30, 2001. The exercise price was equal to the fair market value of Tiburon's common stock as valued by the Tiburon board of directors on the date of grant. The exercise price may be paid in cash or surrender of shares of common stock with a value equal to the exercise price of the shares as to which the options are exercised. The holder of the options is responsible for payment of any federal and state income tax liability incurred by the holder in connection with such exercise.

     The potential realizable value is calculated based on a seven-year term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed because of Securities and Exchange Commission rules and does not represent a prediction by Tiburon of its stock price performance. The amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10%, compounded annually from the date the respective options were granted to their expiration date.

                                                                                       POTENTIAL REALIZABLE
                                                                                         VALUE AT ASSUMED
                                                                                          ANNUAL RATES OF
                                  NUMBER OF    PERCENTAGE OF                                STOCK PRICE
                                  SECURITIES   TOTAL OPTIONS                               APPRECIATION
                                  UNDERLYING    GRANTED TO     EXERCISE                   FOR OPTION TERM
                                   OPTIONS      EMPLOYEE IN     PRICE     EXPIRATION   ---------------------
NAME                               GRANTED      FISCAL 2001     ($/SH)       DATE         5%          10%
----                              ----------   -------------   --------   ----------   ---------   ---------
Bruce A. Kelling(1).............    10,000          3.57         7.70      7/01/07       31,347      73,051
David A. Shaw(2)................   100,000         35.71         7.70      7/01/07      313,467     730,512
Thomas V. Dewey(1)..............    10,000          3.57         7.70      7/01/07       31,347      73,051
Charles W. Bridges, Jr.(1)......    10,000          3.57         7.70      7/01/07       31,347      73,051

---------------

(1) Vesting occurs over a five-year period, with 20% vesting on each anniversary of the grant date. The options will be fully vested in July 2005.

(2) Vesting occurred as to 50,000 shares on the grant date, and vesting occurs as to 12,500 shares on each of the next four succeeding anniversaries of the grant date.

OPTION VALUES

     The following table sets forth information with respect to all stock options exercised by Tiburon executive officers during the fiscal year ended June 30, 2001 and the number and value of options each executive officer held as of June 30, 2001.

                                                              NUMBER OF SECURITIES           VALUE OF UNEXERCISED
                                                             UNDERLYING UNEXERCISED         "IN-THE-MONEY" OPTIONS
                                                          OPTIONS AT JUNE 30, 2001 (#)      AT JUNE 30, 2001 ($)(1)
                         SHARES ACQUIRED      VALUE       -----------------------------   ---------------------------
NAME                     ON EXERCISE (#)   REALIZED ($)   EXERCISABLE    UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE
----                     ---------------   ------------   ------------   --------------   -----------   -------------
Bruce A. Kelling.......         0               0             5,040          13,360            857            571
David A. Shaw..........         0               0            51,000          50,000              0              0
Thomas V. Dewey........         0               0             3,000          12,000            510            340
Charles H. Bridges,
  Jr. .................         0               0            22,000          48,000         40,900         61,350

---------------

(1) Based on $5.17, the value of the Tiburon common stock used in calculating the conversion rate into CompuDyne common stock in connection with the Merger assuming the Merger occurs in May, 2002, less the applicable exercise price per share, multiplied by the number of shares underlying the options.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with Tiburon, Inc.'s audited consolidated financial statements as of June 30, 2001 and June 30, 2000 and for the years ended June 30, 2001, June 30, 2000 and June 30, 1999 and notes, thereto, and Tiburon's unaudited consolidated financial statements as of December 31, 2001 and December 31, 2000 and for the six months then ended and notes, thereto, included as Appendices A and B to this Proxy Statement/ Prospectus.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     Tiburon's discussion and analysis of its financial condition and results of operations are based upon Tiburon's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Tiburon to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, Tiburon evaluates its estimates, including those related to revenue recognition, allowance for doubtful accounts, intangible assets, income taxes, depreciable lives of property and equipment, restructuring accruals and contingency accruals. Tiburon bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     Revenue Recognition. Tiburon's revenues are derived from the licensing and installation of Tiburon's software systems (systems sales), including license fees, professional services, systems integration and hardware sales, and from additional services sold to existing customers (services and other revenues), such as software warranty services, system enhancements and maintenance. System sales revenue and the associated costs are recognized using the percentage-of-completion method, using labor hours incurred relative to total estimated contract hours as the measure of progress towards completion. When the current estimates of total contract revenue and contract costs indicate a loss, the Company records a provision for the estimated loss on the contract. Revenues for support and maintenance contracts are deferred and recognized ratably over the life of the service contract once the system is installed. Revenues from training and consulting are recognized as such services are delivered.

     Allowance for Doubtful Accounts. Tiburon's customer's are public safety and criminal justice agencies of state, county and local governmental units. While these agencies can be delinquent in paying amounts due Tiburon, actual uncollectable accounts have been immaterial. Accordingly, Tiburon currently does not have an allowance for doubtful accounts.

     Software Development Costs. Costs related to research, design and development of software products are generally expensed as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established up until the time of general release of the product. Based on the Company's product development process, technological feasibility is established upon the completion of a working model. Costs eligible for capitalization incurred after achieving technological feasibility and before general release of its product, generally are not significant.

FISCAL 2001 VS. FISCAL 2000

     Total Revenues. Total revenues for fiscal 2001 decreased approximately $6.1 million to $41.8 million from $47.9 million in fiscal 2000. Fiscal 2001 systems sales revenues were $28.0 million compared to $33.8 million in fiscal 2000, a decrease of approximately $5.8 million. Fiscal 2001 services and other revenues were $13.8 million compared to $14.1 million in fiscal 2000, a decrease of approximately $300,000. The reduction in revenue is reflective of the reduced level of procurements of public safety and criminal justice software by governmental units following the year 2000.

     Cost of Revenues. Cost of revenues in 2001 was $27.3 million, a decrease of approximately $3.9 million from $31.2 million in fiscal 2000. Cost of revenues represented 65.3% and 65.2% of total revenues in fiscal 2001 and fiscal 2000, respectively. Cost of systems sales revenues decreased by approximately $4.4 million during fiscal 2001 to $18.4 million from $22.8 million in fiscal 2000. Cost of services and other revenues increased by approximately $447,000 during fiscal 2001 to $8.9 million from $8.4 million in fiscal 2000.

     Research and Development. Research and development expenses rose approximately $643,000 to $4.9 million in fiscal 2001 from $4.3 million in fiscal 2000. Research and development expenses represented 11.8 % and 9.0% of total revenues in fiscal 2001 and fiscal 2000, respectively. The increased costs reflected incremental staff costs to support the continued development of Tiburon's product set.

     Sales and Marketing. Sales and marketing expenses increased approximately $1.0 million to $3.9 million in fiscal 2001 from $2.9 million in fiscal 2000. Sales and marketing expenses represented 9.3% of total revenues in fiscal 2001 and 6.0% of total revenues in fiscal 2000. The increased costs represented a rebuilding of sales and marketing activities and a replacement of staff transferred or lost in earlier periods.

     General and Administrative. General and administrative expenses increased approximately $1.1 million to $5.8 million or 13.9% of total revenues in fiscal 2001 from $4.7 million or 9.9% of total revenues in fiscal 2000. The increased costs are attributable to the addition of leased workspace committed before the restructuring in the second quarter of fiscal 2001 and the establishment of a nationwide customer support dispatch center.

     Restructuring Costs. Tiburon incurred approximately $155,000 of restructuring charges during the second quarter of fiscal 2001 related to a cost reduction strategy involving a headcount reduction of approximately 80 employees. The restructuring charges were severance and benefits costs related to the reduction of the company's workforce in response to lower than anticipated revenues.

     Merger and Acquisition Cost. Tiburon incurred approximately $332,000 of merger and acquisition cost in fiscal 2001 related to the proposed acquisition of the company by CompuDyne Corporation. These costs were primarily legal, accounting and other professional fees.

     Income Taxes. Tiburon's effective income tax rate (benefit) for fiscal 2001 and fiscal 2000 was (36.5)% and 43.2%, respectively. The tax provision for fiscal 2001 includes the effects of $332,000 of merger and acquisition cost which are not deductible for income tax purposes.

FISCAL 2000 VS. FISCAL 1999

     Total Revenues. Total revenues for fiscal 2000 were $47.9 million, an increase of approximately $13.6 million over $34.3 million for fiscal 1999. Systems sales revenues increased approximately $8.0 million to $33.8 million in fiscal 2000 from $25.8 million in fiscal 1999. Services and other revenues increased approximately $5.6 million to $14.1 million in fiscal 2000 from $8.5 million fiscal 1999. The fiscal 2000 increase in revenues is attributable, in large part, to the purchase of year 2000 upgrades by our customers during fiscal 1999 and the first half of fiscal 2000.

     Cost of Revenues. Cost of revenues includes the labor costs associated with the installation and customization of Tiburon's software products and computer systems, the costs of acquiring hardware and system components and the costs associated with providing services at customer sites.

     Cost of revenues increased approximately $7.5 million during fiscal 2000 to $31.2 million (65.2% of total revenues) from $23.7 million in fiscal 1999 (69.1% of total revenues). Cost of systems sales revenues was $22.8 million in fiscal 2000 compared to $17.1 million in fiscal 1999, an increase of approximately $5.7 million. Cost of services and other revenue was $8.4 million in fiscal 2000 compared to $6.6 million in fiscal 1999, an increase of approximately $1.8 million.

     Research and Development. Research and development expenses rose approximately $2.4 million to $4.3 million in fiscal 2000 from $1.9 million in fiscal 1999. Research and development expenses represented 9.0% and 5.5% of total revenues in fiscal 2000 and fiscal 1999, respectively. The increased expenditures resulted primarily from increased staff costs associated with the development of Tiburon's UNIX and Windows NT(TM) based products.

     Sales and Marketing. Sales and marketing expenses decreased approximately $1.0 million to $2.9 million in fiscal 2000 from $3.9 million in fiscal 1999. Sales and marketing expenses represented 6.0% of total revenues in fiscal 2000 and 11.3% of total revenues in fiscal 1999. The decrease in expenses was principally the result of the transfer of a number of staff members to revenue-producing roles and the departure of several employees.

     General and Administrative. General and administrative expenses rose approximately $1.1 million to $4.7 million or 9.9% of total revenues in fiscal 2000 from $3.7 million or 10.7% of total revenues in fiscal 1999. The increase in general and administrative expenses reflects, in part, the establishment of an internal MIS group during the period.

     Income Taxes. Tiburon's effective income tax rate (benefit) for fiscal 2000 and fiscal 1999 was 43.2% and (104.0)%, respectively. The tax provision for fiscal 1999 reflects a $1.0 million reduction of the valuation allowance for deferred tax assets.

SIX MONTHS ENDED DECEMBER 31, 2001 VS. SIX MONTHS ENDED DECEMBER 31, 2000

     Total Revenues. Total revenues for the six months ended December 31, 2001 were $21.5 million, an increase of approximately $586,000 from $20.9 million in the same period of 2000. Systems sales revenues during the 2001 period decreased by approximately $755,000 to $13.7 million compared to $14.4 million in the 2000 period. Services and other revenues increased approximately $1.4 million to $7.8 million in the 2001 period from $6.4 million in the 2000 period. The decline in systems sales revenues was a result of weaker new sales and reduced staff size, was offset by stronger revenues from maintenance in the 2001 period as projects completed in fiscal 2000 finished their warranty periods and were added to the company's maintenance base.

     Cost of Revenues. Cost of revenues in the six months ended December 31, 2001 decreased approximately $866,000 to $13.1 million from $14.0 million in the same period of 2000. Cost of revenues represented 61.2% and 67.1% of total revenues in the 2001 and 2000 periods, respectively. Cost of systems sales revenues was $9.2 million in the 2001 period compared to $9.3 million in the 2000 period, a decline of approximately $145,000. Cost of services and other revenues was $3.9 million in the 2001 period compared to $4.7 million in the 2000 period, a decline of approximately $721,000. These results reflect reduced staff size and improved margins on services and other revenues.

     Research and Development. Research and development expenses remained essentially unchanged at $2.4 million, declining approximately $43,000 in the six months ended December 31, 2001 from $2.5 million in the same period of 2000. Research and development expenses represented 11.4 % and 11.9% of total revenues in the 2001 and the 2000 periods, respectively.

     Sales and Marketing. Sales and marketing expenses decreased approximately $629,000 to $1.6 million in the six months ended December 31, 2001 from $2.2 million in the same period of 2000. Sales and marketing expenses represented 7.4% of total revenues in the 2001 period and 10.6% of total revenues in the 2000 period. This decline was driven, in part, by a reduction in sales commissions paid during the 2001 period.

     General and Administrative. General and administrative expenses remained essentially unchanged at $3.2 million, declining approximately $82,000 in the six months ended December 31, 2001. General and administrative expenses represented 14.8% and 15.6% of total revenues in the 2001 and 2000 periods, respectively.

     Restructuring Costs. Tiburon incurred approximately $229,000 of non-recurring restructuring charges during the six months ended December 31, 2001. The charges reflect the estimated costs associated with the termination of two employees upon completion of the proposed acquisition of the company by CompuDyne Corporation. Tiburon incurred approximately $155,000 of non-recurring restructuring charges during the six months ended December 31, 2000 related to a cost reduction strategy involving a headcount reduction of approximately 80 employees.

     Merger and Acquisition Cost. Tiburon incurred approximately $202,000 of merger and acquisition cost in the six months ended December 31, 2001 related to the proposed acquisition of the company by CompuDyne Corporation. These costs were primarily legal, accounting and other professional fees.

     Income Taxes. Tiburon's effective income tax rate for the six month periods ended December 31, 2001 and December 31, 2000 was 36.9% and (36.4)%, respectively.

                        LIQUIDITY AND CAPITAL RESOURCES

     Prior to CompuDyne Corporation's investment in preferred stock of the company, Tiburon financed its operations primarily through internally generated funds and bank and other borrowings. In June, 2001, CompuDyne Corporation purchased 520,833 shares of the company's 7.5% Cumulative Convertible Preferred Stock, generating net proceeds of $2.7 million.

     Cash and cash equivalents as of June 30, 2001 and 2000 were $2.0 million and $3.3 million, respectively. Net cash provided by operating activities was $534,000 in fiscal 2001, $3.9 million in fiscal 2000 and $300,000 in fiscal 1999. Cash provided by operations resulted primarily from net loss of $578,000 offset by non-cash charges for depreciation and amortization of $1.8 million in fiscal 2001, net income of $2.6 million plus depreciation of amortization of $1.3 million in fiscal 2000 and net income of $1.6 million plus depreciation and amortization of $1.1 million in fiscal 1999. Net changes in working capital provided $36,000 of cash in fiscal 2001 and used $2.1 million and $1.7 million of cash in fiscal 2000 and fiscal 1999, respectively.

     Cash and cash equivalents as of December 31, 2001 and December 31, 2000 were $2.2 million and $2.8 million, respectively. Net cash provided by (used for) operating activities was $876,000 in the six months ended December 31, 2001 and $(59,000) in the six months ended December 31, 2000. Cash provided by operations resulted primarily from net income of $586,000 plus depreciation and amortization of $906,000 in the 2001 period and net loss of $902,000 offset by non-cash charges for depreciation and amortization of $858,000 in the 2000 period. Net changes in working capital used $625,000 of cash in the 2001 period and provided $131,000 of cash in the 2000 period.

     Cash used in investing activities was $1.7 million in fiscal 2001, $2.0 million in fiscal 2000 and $806,000 in fiscal 1999. Cash used in investing activities was $235,000 and $1.4 million in the six- month periods ended December 31, 2001 and December 31, 2000, respectively. These represent amounts spent on fixed assets and the purchase of software licenses for use with the company's products.

     Cash provided by (used for) financing activities was $(85,000) in fiscal 2001, $343,000 in fiscal 2000 and $(525,000) in fiscal 1999. The net proceeds of $2.7 million from the sale of preferred stock in fiscal 2001 were applied primarily to the reduction of bank borrowings.

     Cash provided by (used for) financing activities was $(464,000) in the six months ended December 31, 2001 and $1.0 million in the six months ended December 31, 2000.

     Tiburon expects that its current cash balance as of December 31, 2001, together with its cash flows from operations will be sufficient to fund its operations for the foreseeable future. Tiburon's cash flow from operations is dependent upon customer demand for its products. Tiburon primarily sells to governmental bodies who are reliant on obtaining funding from a variety of local, state and federal sources in order to purchase Tiburon's products.

     Future payments due under settlement obligation, preferred stock redemption and leases as of June 30 (in thousands):

                                           6.0%          7.5%
                                        REDEEMABLE    REDEEMABLE
                                        CONVERTIBLE   CONVERTIBLE
                           SETTLEMENT    PREFERRED     PREFERRED    CAPITAL   OPERATING
                           OBLIGATION      STOCK         STOCK      LEASES     LEASES      TOTAL
                           ----------   -----------   -----------   -------   ---------   -------
2002.....................     $225           --             --        $3       $1,040     $ 1,268
2003.....................      225           --          1,000         1        2,036       3,262
2004.....................       --          333          1,000        --        1,849       3,182
2005.....................       --           --          1,000        --        1,188       2,188
2006.....................       --           --             --        --          695         695
Thereafter...............       --           --             --        --        1,255       1,255
                               450          333          3,000         4        8,063      11,850

                          INFORMATION ABOUT COMPUDYNE

INCORPORATION BY REFERENCE.

     This Proxy Statement/Prospectus is accompanied by CompuDyne's latest annual report to shareholders, for the year ended December 31, 2001 which is included in this Proxy Statement/Prospectus. The annual report includes financial statements audited by Deloitte & Touche, LLP. The SEC allows CompuDyne to incorporate by reference information into this Proxy Statement/Prospectus, which means that CompuDyne can disclose important information to you by referring you to another document filed separately with the SEC. The information that CompuDyne incorporates by reference is considered a part of this Proxy Statement/ Prospectus, except for any information superseded by information presented in this Proxy Statement/ Prospectus. CompuDyne is incorporating by reference the following document that CompuDyne has filed with the SEC subsequent to December 31, 2001:

                     FILING                       PERIOD OF REPORT OR DATE FILED
                     ------                       ------------------------------
Annual Report for the year ended December 31,     March 25, 2002
  2001 filed with CompuDyne's Current Report on
  Form 8-K

     CompuDyne also incorporates by reference additional documents that it may file with the SEC between the date of this document and the date of the CompuDyne annual meeting. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements. See "WHERE YOU CAN FIND MORE INFORMATION" on page 68.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS.

     See the section captioned "Beneficial Ownership of Common Stock" below under "PROPOSAL THREE".

SECURITY OWNERSHIP OF MANAGEMENT.

     See the section captioned "Beneficial Ownership of Common Stock" below under "PROPOSAL THREE".

                                 MARKET PRICES

COMPUDYNE'S COMMON STOCK.

     The table below sets forth the range of high and low sale prices of CompuDyne's common stock as reported on the NASDAQ National Market. No cash dividends were paid during the periods indicated:

                                                                MARKET PRICE
                                                              ----------------
                                                               HIGH      LOW
                                                              ------    ------
Quarter Ended:
  March 31, 2000............................................  $12.75    $ 6.38
  June 30, 2000.............................................  $ 9.88    $ 7.50
  September 30, 2000........................................  $ 8.75    $ 5.50
  December 31, 2000.........................................  $ 8.75    $ 6.13
  March 31, 2001............................................  $ 8.38    $ 5.13
  June 30, 2001.............................................  $10.25    $ 7.50
  September 30, 2001........................................  $19.55    $ 7.75
  December 31, 2001.........................................  $19.30    $ 9.75
  March 31, 2002............................................  $17.30    $11.70

     On May 10, 2001, the last trading day before the public announcement of the Merger, the closing price of CompuDyne's common stock on the NASDAQ National Market was $9.25. On January 28, 2002, the last trading day before the public announcement of the First Amendment, the closing price of CompuDyne's common stock on the NASDAQ National Market was $12.90. On March 28, 2002, the most recent practicable date before the printing of this document, the closing price of CompuDyne's common stock on the NASDAQ National Market was $12.80.

TIBURON'S COMMON STOCK.

     As Tiburon's common stock is not publicly traded, there is no reliable source for the valuation of the Tiburon common stock.

        DESCRIPTION OF CAPITAL STOCK AND SHAREHOLDER RIGHTS OF COMPUDYNE

     Set forth below is a description of CompuDyne's capital stock and the rights of holders of CompuDyne's common stock. Upon consummation of the Merger, CompuDyne's articles of incorporation, as amended, and bylaws, as amended, and the applicable provisions of the General Corporation Law of the State of Nevada, referred to in this section as the "Nevada corporation law," will govern the rights of current holders of Tiburon's common and Preferred stock who receive CompuDyne common stock and CompuDyne Preferred, respectively, in exchange for their shares of Tiburon common and preferred stock.

     The following summary is based on the current terms of the governing documents of CompuDyne and on the provisions of the Nevada corporation law. The discussion is intended to highlight important features of the rights of holders of CompuDyne's common stock.

COMPUDYNE'S CAPITAL STOCK.

     CompuDyne is authorized to issue 15,000,000 shares of common stock, par value $.75 per share and 2,000,000 shares of preferred stock, no par value. As of February 14, 2002, 6,687,265 shares of CompuDyne's common stock were outstanding and CompuDyne had outstanding stock options granted to directors, officers and other employees for another 1,109,860 shares of CompuDyne's common stock. No shares of CompuDyne's preferred stock are issued and outstanding. Upon consummation of the Merger, CompuDyne will issue shares of CompuDyne Preferred, and cash, in exchange for the outstanding shares of Tiburon

Preferred. Each share of CompuDyne's common stock has the same relative rights and is identical in all respects to each other share of CompuDyne's common stock.

     Holders of CompuDyne's common stock are entitled to one vote per share on each matter properly submitted to shareholders for their vote, including the election of directors. CompuDyne's common stock is not subject to additional calls or assessments by CompuDyne, and all shares of CompuDyne's common stock currently outstanding are fully paid and nonassessable. Holders of CompuDyne Preferred have no voting rights except in the event of CompuDyne's amendment, alteration or repeal of the preferences, special rights or other powers of the CompuDyne Preferred which adversely effect the holders of the CompuDyne Preferred, including the authorization or issuance of any series of preferred stock with preference over, or on parity with, the CompuDyne Preferred as to rights of redemption or the right to receive dividends or distributions or amounts distributable upon liquidation, dissolution or winding up of CompuDyne. CompuDyne shall only affect such amendment, alteration or repeal with the written consent or affirmative vote of the holders of the CompuDyne Preferred. For a discussion of the voting rights of CompuDyne's common stock and CompuDyne Preferred, its lack of preemptive rights, the classification of CompuDyne's board of directors and provisions of CompuDyne's articles of incorporation and bylaws that may prevent or hinder a change in control of CompuDyne or that would operate only in an extraordinary corporate transaction involving CompuDyne or its subsidiaries, see "Articles of Incorporation and Bylaw Provisions."

     Holders of CompuDyne's common stock may receive dividends, if declared by the board of directors of CompuDyne at a regular or special meeting of the board of directors, subject to the provisions of the articles of incorporation and bylaws of CompuDyne and the laws of the State of Nevada. Additionally, the board of directors may, as it may so determine, prior to paying any dividend or making any distribution of profits, set aside out of the net profits of CompuDyne a reserve fund for any purpose as the board of directors deem conducive to the interest of CompuDyne. The holders of the CompuDyne Preferred shall have rights with respect to dividends which shall be superior to and take priority over the rights of the holders of the common shares.

     In the unlikely event of any liquidation, dissolution or winding up of CompuDyne, the holders of CompuDyne's common and the CompuDyne Preferred would be entitled to receive all remaining assets of CompuDyne available for distribution, in cash or in kind, after payment or provision for payment of all debts and liabilities of CompuDyne. The holders of the CompuDyne Preferred would have rights with respect to such liquidation, dissolution or winding up superior to and with priority over the rights of the holders of the common shares.

ARTICLES OF INCORPORATION AND BYLAW PROVISIONS.

     The following discussion is a general summary of provisions of CompuDyne's articles of incorporation and bylaws. The discussion is necessarily general and for provisions contained in CompuDyne's articles of incorporation and bylaws reference should be made to the documents themselves. Some of the provisions included in CompuDyne's articles of incorporation and bylaws may serve to discourage a change in control of CompuDyne even if desired by a majority of shareholders. These provisions are designed to encourage potential acquirers to negotiate directly with the board of directors of CompuDyne and to discourage hostile takeover attempts.

DIRECTORS.

     Some of the provisions of CompuDyne's articles of incorporation and bylaws will impede changes in majority control of CompuDyne's board of directors. The articles of incorporation and bylaws require that the board of directors be divided into three classes, with directors in each class elected for three-year staggered terms. The articles of incorporation also state that the board of directors is to be made up of no less than 3 and no more than 11 members, the exact number of directorships to be fixed from time to time by resolution adopted by a majority of the entire board of directors. CompuDyne's bylaws provide that a director need not be a shareholder of CompuDyne, and may be a salaried officer or employee of CompuDyne.

     CompuDyne's articles of incorporation require that any vacancy occurring in the board of directors through death, resignation, removal or suspension, is to be filled by a majority of the directors then in office, although less than a quorum. A director of CompuDyne elected to fill such vacancy is for a term continuing only until the next annual meeting of the shareholders or any special meeting called for that purpose and held prior thereto. Any vacancy created or resulting from an increase in the number of directors shall be filled by a vote of the shareholders of CompuDyne.

     CompuDyne's bylaws provide that any officer, including the Chairman of the Board or the Vice Chairman of the Board, may be removed or suspended, at any time, by the affirmative vote of a majority of the whole board of directors, as they may from time to time determine.

     CompuDyne's bylaws permit the board of directors, by resolution adopted by the affirmative vote of a majority of the directors, to create an executive committee or other committee(s). Such committee(s) will have and may exercise all of the authority of the board of directors as specified in the resolutions establishing the committee. However, no such committee will have the power or authority to amend the articles of incorporation, adopt an agreement of merger or consolidation, recommend to the shareholders the sale, lease or exchange of all or substantially all of CompuDyne's property and assets if not made in the ordinary course of business, recommend to the shareholders a dissolution of CompuDyne or a revocation of a dissolution, or amend the bylaws, elect or remove officers of CompuDyne or members of the committee, fix the compensation of members of any committee and, unless the resolution so specifies, no such committee will have the power or authority to declare a dividend or to authorize the issuance of stock.

ANNUAL MEETINGS OF SHAREHOLDERS.

     CompuDyne's bylaws state that unless the board of directors deems it advisable, it is not required that the financial reports of CompuDyne's business be sent to shareholders and do not need to be presented at the annual meeting. In the event the board of directors deems such reports advisable, the board of directors will determine the contents thereof and the reports need not be certified by a Certified Public Accountant unless the board of directors makes such direction. CompuDyne has historically held annual meetings and provided financial reports to its shareholders, and it intends to continue to do so. In addition, applicable rules of the Securities and Exchange Commission and the continued listing requirements of the NASDAQ National Market require that CompuDyne hold an annual meeting of shareholders and provide audited financial information.

CALL OF SPECIAL MEETINGS.

     CompuDyne's bylaws provide that a special meeting of shareholders, unless otherwise provided by law, or the articles of incorporation, may be called at any time (i) by either the Chairman of the Board or Vice Chairman of the Board acting alone; (ii) when ordered by a majority of the board of directors; or
(iii) whenever the holders of at least a majority in amount of the capital stock of CompuDyne having voting power, issued and outstanding, make a demand in writing that a special meeting should be called. At any time, upon receipt of a written request of any person entitled to call a special meeting, as provided in
(i) through (iii), the Secretary of CompuDyne shall call a meeting to be held at such time as the Secretary will fix, which will not be less than 10 nor more than 60 days of the receipt of the request. If the Secretary fails, or refuses to call the meeting, the person(s) making the request may do so.

SHAREHOLDER ACTION WITHOUT A MEETING.

     CompuDyne's bylaws provide that, except for action required for increasing the stated capital or indebtedness of CompuDyne, any action required or permitted to be taken at a meeting of the shareholders of CompuDyne may be taken without a meeting if consent in writing, setting forth the action so taken, is signed by all the shareholders entitled to vote at a meeting for such purpose and is filed with the Secretary of CompuDyne.

NOTICE OF MEETINGS.

     CompuDyne's bylaws require that notice be given not less than 10 nor more than 60 days prior to each annual or special meeting of shareholders.

QUORUM.

     CompuDyne's bylaws provide that the presence, in person or by proxy, of the holders of a majority of the outstanding shares of CompuDyne entitled to vote at a meeting constitutes a quorum. Moreover, the shareholders who are present at a duly organized meeting can continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum. In the event a meeting cannot be organized due to the absence of a quorum, those present may, except as otherwise provided by law, adjourn the meeting to such time and place as they may determine. In the case of any meeting for the election of directors, those shareholders who attend the second of such adjourned meeting, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors.

VOTING.

     CompuDyne's articles of incorporation provide that in all matters to be voted upon by the shareholders of CompuDyne, each share of common stock of CompuDyne issued and outstanding shall have one vote.

     For action to be taken by the shareholders, a majority vote is required, except as set forth below.

     CompuDyne's articles of incorporation require the affirmative vote or consent of holders of three-fifths of all classes of stock of CompuDyne entitled to vote in the election of directors, as one class, (i) for the adoption of any agreement for the merger or consolidation of CompuDyne with or into any other corporation, person or other entity, (ii) to authorize any sale, lease or exchange of all, or substantially all, of the assets of CompuDyne or any other corporation, person or other entity, or (iii) to authorize any sale, lease or exchange to CompuDyne or any subsidiary thereof, of any assets of any other corporation, person or other entity in exchange for voting securities of CompuDyne, if, in any such case, as of the record date of the determination of shareholders entitled to notice thereof and to vote thereon or to consent thereto, such other corporation, person or other entity is the record or beneficial owner, directly or indirectly, of 5% or more of the outstanding shares of stock of CompuDyne entitled to vote in elections of directors, as one class. This affirmative vote or consent is in addition to the vote or consent of the holders of stock of CompuDyne otherwise required by law or any agreement between CompuDyne and any national securities market.

     CompuDyne's articles of incorporation state that holders of common stock and preferred stock shall vote as separate classes in connection with a merger, liquidation or sale of substantially all of the assets of the corporation and such other action as would adversely affect the holder of common stock or the holders of preferred stock. Holders of CompuDyne Preferred shall have no voting rights except in the event of CompuDyne's amendment, alteration or repeal of the preferences, special rights or other powers of the CompuDyne Preferred which adversely effect the holders of the CompuDyne Preferred, including the authorization or issuance of any series of preferred stock with preference over, or on parity with, the CompuDyne Preferred as to rights of redemption or the right to receive dividends or distributions or amounts distributable upon a liquidation, dissolution or winding up of CompuDyne. CompuDyne shall only affect such amendment, alteration or repeal with the written consent or affirmative vote of the holders of the CompuDyne Preferred.

CUMULATIVE VOTING.

     CompuDyne shareholders are not entitled to cumulate voting in the election of directors.

VOTING BY PROXY.

     CompuDyne's bylaws permit shareholders to vote by proxy. The proxy must be in writing and signed by the shareholder or his duly appointed attorney-in-fact, and filed with the Secretary of CompuDyne. An unrevoked proxy is invalid after 6 months from the date of its execution, unless a longer time is specified, but in no event can a proxy, unless coupled with an interest, be voted on after 7 years from the date of its execution.

PREEMPTIVE RIGHTS.

     CompuDyne's articles of incorporation do not provide for the holders of common stock of CompuDyne to receive any preemptive rights regarding its securities.

RECORD DATE.

     CompuDyne's bylaws provide that the board of directors may either close the stock transfer books of the corporation (for a period not exceeding 60 days preceding the date of any meeting of shareholders or the date for payment of any dividend or the date when any change or conversion or exchange of capital stock shall go into effect, or for a period not exceeding 60 days in connection with obtaining the consent of shareholders for any purpose) or fix in advance a date (such date not to exceed 60 days preceding the date of any meeting of shareholders, or the date for the payment of any dividend, or the date for the allotment of rights or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining such consent) for the determination of the shareholders entitled to notice of, and to vote at, any such meeting, and any adjournment thereof, or entitled to receive payment of any such dividend, or to any such allotment or rights, or to exercise the rights in respect of any such change, conversion or exchange of capital stock, or to give such consent.

LIMITATION ON LIABILITY, INDEMNIFICATION AND INSURANCE.

     CompuDyne's articles of incorporation provide that no director or officer of CompuDyne shall be personally liable to the corporation or its shareholders for damages for breach of their fiduciary duty as a director or officer; provided, however that the liability of a director or officer will not be eliminated or limited for:

     - acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or

     - authorizing the unlawful payment of distributions in violation of Nevada corporation law (Section 78.300).

     The provision of Nevada corporation law that provides for the limitations upon director liability referred to above was repealed effective as of July 1, 2001. Effective that same date, Nevada corporation law provides, subject to limited exceptions, that a director or officer is not individually liable to the corporation or its security holders for damages unless it is proven that (a) the director's or officer's act or failure to act constituted a breach of fiduciary duty as a director or officer, and (b) such breach involved intentional misconduct, fraud or a knowing violation of law.

     The foregoing statutory provisions have the effect of reducing directors' and officers' exposure to personal liability for actions in connection with their respective positions.

     CompuDyne's bylaws provide generally for the indemnification of the officers, directors, employees or agents of CompuDyne (and for other persons that the board of directors, in its discretion, so determines) from all expenses actually and reasonably incurred by him, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of CompuDyne, and, with respect to any criminal action or proceeding, has no reasonable cause to believe that his conduct was unlawful.

     CompuDyne's bylaws permit the board of directors, in its discretion, to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of CompuDyne, against any liability asserted against him out of his status as such, regardless of whether such person would be entitled to indemnity and whether or not CompuDyne has power to indemnify him.

AMENDMENT TO ARTICLES OF INCORPORATION AND BYLAWS.

     CompuDyne's bylaws state that shareholders entitled to vote thereon shall have the power to alter, amend or repeal the bylaws of CompuDyne, by a majority vote, at any regular or special meeting, duly convened after notice to the shareholders of such purpose.

     CompuDyne's bylaws state that the board of directors, by a majority vote of the members thereof, shall have the power to alter, amend or repeal the bylaws of CompuDyne, at any regular or special meeting duly convened after notice of such purpose, subject always to the power of the shareholders to change such action.

     CompuDyne's articles of incorporation do not permit an amendment to its articles of incorporation to amend, alter, change or repeal that certain provision of CompuDyne's articles of incorporation that requires the affirmative vote or consent of all holders of three-fifths of all classes of stock of CompuDyne entitled to vote in the election of directors, as one class, (i) for the adoption of any agreement for the merger or consolidation of CompuDyne with or into any other corporation, person, or entity, (ii) to authorize any sale, lease or exchange of all, or substantially all, of the assets of CompuDyne, or
(iii) to authorize any sale, lease or exchange to CompuDyne or any subsidiary thereof, in exchange for voting securities of CompuDyne of any assets of, any other corporation, person or other entity, if, in any such case, as of the record date of the determination of shareholders entitled to notice thereof and to vote thereon or to consent thereto, such other corporation, person or other entity is the record or beneficial owner, directly or indirectly, of 5% or more of the outstanding shares of stock of CompuDyne entitled to vote in elections of directors, as one class, unless the amendment receives the affirmative vote or consent of the holders of three-fifths of all classes of stock entitled to vote in elections of directors, and considered as one class.

     CompuDyne's articles of incorporation do not permit an amendment to its articles of incorporation to amend, alter, change or repeal the provisions of CompuDyne's articles of incorporation that specify the number of directors, the classes of directors, the number of classes of director, the election of directors and the terms of directors, unless the amendment receives the affirmative vote or consent of the holders of three-fifths of all classes of stock entitled to vote in elections of directors, and considered as one class.

     For all matters not specified in CompuDyne's articles of incorporation, the Nevada corporation law requires the board of directors to adopt a resolution concerning such amendment, and then propose and recommend it to the shareholders. In order for such amendment to be effective, a majority of the shareholders must vote in favor of the amendment and the amendment must be filed with the Nevada Secretary of State's office.

NEVADA GENERAL CORPORATION LAW.

     CompuDyne's bylaws do not specify how directors may be removed from office, therefore according to Section 78.335 of the Nevada corporation law, one or more of the incumbent directors may be removed from office by the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to voting power.

               FINANCIAL INFORMATION INCLUDED WITH THIS DOCUMENT

     Tiburon has included with this Proxy Statement/Prospectus certain historical financial information as Appendices A and B. CompuDyne has enclosed with this Proxy Statement/Prospectus its 2001 Annual Report to shareholders which contains certain historical financial information. The following paragraphs describe where you can find additional information about CompuDyne.

                      WHERE YOU CAN FIND MORE INFORMATION

     CompuDyne files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission pursuant to the 1934 Securities Exchange Act. You may read and copy any reports, statements or other information that CompuDyne files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information about issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. CompuDyne can be found on the Internet at http://www.compudyne.com. CompuDyne's common stock is traded on the NASDAQ National Market under the trading symbol "CDCY."

     CompuDyne has filed with the SEC a registration statement on Form S-4 under the 1933 Securities Act relating to CompuDyne's common stock to be issued to certain of Tiburon's shareholders in the Merger. As permitted by the rules and regulations of the SEC, this Proxy Statement/Prospectus does not contain all the information set forth in the registration statement. You can obtain that additional information from the SEC's principal office in Washington, D.C. or the SEC's Internet site as described above. Statements contained in this Proxy Statement/Prospectus or in any document incorporated by reference into this Proxy Statement/ Prospectus about the contents of any contract or other documents are not necessarily complete and, in each instance where the contract or document is filed as an exhibit to the registration statement, reference is made to the copy of that contract or document filed as an exhibit to the registration statement, with each statement of that kind in this Proxy Statement/Prospectus being qualified in all respects by reference to the document.

     Tiburon is not required to, and does not voluntarily file similar information with the SEC.

                                    EXPERTS

     The consolidated financial statements of CompuDyne Corporation incorporated by reference in this Prospectus/Proxy Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference herein from CompuDyne's Current Report on Form 8-K dated March 25, 2002, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of Tiburon, Inc. as of June 30, 2000 and 2001 and for each of the three years in the period ended June 30, 2001 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

     The validity of CompuDyne's common stock and CompuDyne Preferred to be issued in the Merger is expected to be passed upon by Tyler Cooper & Alcorn, LLP, Hartford, Connecticut ("TCA"). Ober, Kaler, Grimes & Shriver, Washington, D.C. ("OKGS") and Hopkins & Carley, San Jose, California are expected to pass on certain legal matters for Tiburon in connection with the Merger. TCA and OKGS will also be providing the tax opinions in connection with the Merger.

PROPOSAL TWO -- AMENDMENT OF THE 1996 STOCK INCENTIVE COMPENSATION PLAN FOR
                EMPLOYEES

     The Compensation Committee of the CompuDyne Board of Directors responsible for administering the CompuDyne Corporation 1996 Stock Incentive Compensation Plan for Employees (the "Employee Plan") has issued options for 1,211,970 shares, net of returned options, of CompuDyne Common Stock under the Plan. The Board of Directors recommends that the shareholders approve an amendment to the Employee Plan. The Employee Plan was adopted by the Board of Directors on February 2, 1996 and approved by the shareholders of the Corporation at the 1996 Annual Meeting and amended at the 2001 Annual Meeting. The current Employee Plan limits the number of shares of Common Stock which may be issued or transferred under the Employee Plan upon exercise of options or other rights to 1,200,000 shares. The proposed amendment to the Plan increases the number of shares of Common Stock which may be issued or transferred under the Plan upon exercise of options or other right to 1,800,000 shares. In all other respects, the terms and conditions of the Employee Plan would remain in full force and effect. On March 28, 2002, the closing price of a share of CompuDyne Common Stock (CDCY -- NASDAQ) was $12.80 per share, as quoted on the NASDAQ National Market.

     The Board believes that stock options are an appropriate way to reward and provide incentive to its employees. In addition to granting additional options to current employees, the increased number of option shares will allow the Board to grant options to Tiburon employees who become CompuDyne employees and whose Tiburon options were cancelled in connection with the Merger. The Board has not determined the identity or number of additional options to be granted but expects to issue a significant number of options to former Tiburon employees. The Board believes that employee ownership of CompuDyne shares and options will provide incentive for such employees to further the growth and prosperity of CompuDyne.

     A copy of the Plan as proposed to be amended is included in this Proxy Statement/Prospectus as Appendix E.

VOTE REQUIRED FOR APPROVAL OF THE PROPOSED AMENDMENT.

     The affirmative vote of at least a majority of the votes cast by all shareholders entitled to vote at the meeting is required for approval of the proposed amendment.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" PROPOSAL 2.

                    PROPOSAL THREE -- ELECTION OF DIRECTORS

     Pursuant to CompuDyne's Bylaws, the Board of Directors of CompuDyne has fixed the number of directorships at seven. The directors are divided into three classes, each class serving for a term of three years. To the extent practical, one-third of the members of the Board of Directors are elected by the shareholders annually. The Board of Directors nominated Mr. David W. Clark, Jr. and Mr. Philip M. Blackmon and the Corporation's shareholders in 1999 elected them for a term of three years expiring at the 2002 Annual Meeting.

     The Board of Directors has nominated Mr. Bruce Kelling to fill the directorship that became vacant upon the resignation of Mr. David M. Jones from the Board. Mr. Jones had been nominated and elected to the Board as a representative of William Blair Mezzanine Capital Partners III ("Blair"). Blair, until September 2001, had a substantial equity position in CompuDyne. Mr. Jones resigned as a director contemporaneously with Blair's sale of its interest in CompuDyne. The Board of Directors has nominated Bruce Kelling and recommends that shareholders elect him for a term of three years expiring at the 2005 Annual Meeting of Shareholders. Mr. Kelling, who is currently the Chairman of the Board and Chief Executive Officer of Tiburon, has agreed to accept the nomination and serve as Director of CompuDyne only if the Merger is consummated. If, due to the failure of the Merger to be consummated, Mr. Kelling does not become a Director, the CompuDyne Board will appoint another person in his place to serve as Director to until CompuDyne's 2003 Annual Meeting.

     The Board has nominated and recommends that shareholders elect David Clark and Philip Blackmon to serve as Directors of CompuDyne for a term of three years until the 2005 Annual Meeting of Shareholders and until their successors are elected and qualified.

     Unless authority to vote is withheld, the enclosed proxy will be voted FOR the election of David Clark, Philip Blackmon and Bruce Kelling, who management believes are willing and able to serve CompuDyne in such capacities, provided that Mr. Kelling's acceptance of the position is subject to the completion of the Merger. There is no family relationship between Mr. Clark, Mr. Blackmon and Mr. Kelling and any director or executive officer of CompuDyne.

NOMINEES FOR TERM OF OFFICE TO EXPIRE IN 2005:

AGE, PRINCIPAL OCCUPATION OR POSITION,                        YEAR FIRST ELECTED DIRECTOR
DIRECTORSHIPS OF OTHER PUBLICLY OWNED CORPORATIONS

BRUCE KELLING, 60
Mr. Kelling is the Chairman of the Board and Chief Executive Officer of Tiburon and has
served in such capacity since           .

DAVID W. CLARK, JR., 64(2)(3)                                                        1985
Mr. Clark is a Managing Director of Pryor & Clark Company, an investment holding company, and has served in such capacity since June 1993. He presently serves as a director of
Corcap, Inc. (a holding company), Checkpoint Systems, Inc. (manufacturing) and SS&C
Technologies Corp. (software development)

PHILIP M. BLACKMON, 54                                                               1995
Mr. Blackmon was appointed Executive Vice President and Director of CompuDyne in January
1995. Mr. Blackmon has been employed by Quanta Systems Corporation ("Quanta"), a subsidiary of CompuDyne, for more than five years, having served as President since 1992 and Vice President since 1987.

DIRECTORS WHOSE TERM OF OFFICE EXPIRES IN 2004:

MARTIN A. ROENIGK, 59(1)                                                             1995
Mr. Roenigk was elected Chairman of the Board of Directors, President and Chief Executive
Officer of CompuDyne in August 1995. He has also serves as a Director of Corcap, Inc. (a holding company) since August 1995. He is the Chairman of CorrLogic, Inc., Fiber SenSys,
Inc., Norment Security Group, Inc., Norshield Corporation, Quanta Systems Corporation and
Sysco Security Systems, Inc. He is also the President of CorrLogic, Inc.

ALAN MARKOWITZ, 51(1)(3)                                                             1995
Mr. Markowitz has been a private investor since 1998. Before that time he served as President of Paragon Financial
Services (financial services) since 1990.

DIRECTORS WHOSE TERM OF OFFICE EXPIRES IN 2003:

WADE B. HOUK, 58(2)                                                                  2001
Wade B. Houk is the President of Houk and Associates, a criminal justice consulting firm.
Mr. Houk is the former Assistant Director and Chief Financial Officer of the FBI and of
the Federal Bureau of Prisons

MILLARD H. PRYOR, JR., 69(1)(2)(3)                                                   1985
Mr. Pryor is a Managing Director of Pryor & Clark Company, an investment holding company, and has served in such capacity since June 1993. He presently serves as a director of
Corcap (a holding company). He also serves as a director of The Hartford Funds (financial services) and Infodata Systems Inc. (computer software)

---------------

(1) A member of the Executive Committee of the Board of Directors.

(2) A member of the Audit Committee of the Board of Directors.

(3) A member of the Compensation and Stock Option Committee of the Board of Directors.

     Since August 1995, Messrs. Pryor, Roenigk and Markowitz have served as the Executive Committee of the Board of Directors. That Committee, with certain exceptions, has the powers exercisable by the Board of Directors when it is not in session. Messrs. Pryor, Clark, and Houk serve as the Audit Committee of the Board of Directors. That Committee has the responsibility to review the overall control systems of the Corporation, to advise the Board of Directors with respect to the engagement of independent auditors who are to audit the books and records of the Corporation and to approve the scope of any audit to be conducted. Messrs. Pryor, Clark, and Markowitz have served as the Compensation and Stock Option Committee of the Board of Directors. That Committee has the authority to decide the compensation of officers of the Corporation and to grant restricted stock awards, stock options and stock bonus awards to the employees of the Corporation. The Board of Directors does not have a standing nominating committee.

     On February 2, 1996, the Board of Directors adopted the 1996 Stock Option Plan for Non-Employee Directors ("Director Plan"), subject to shareholder approval granted at the 1996 Annual Meeting of Shareholders. The Board of Directors approved an amendment to the Director Plan to increase the number of options granted to each Non-Employee Director subject to shareholder approval granted at the 1998 Annual Meeting of Shareholders. The purpose of the Director Plan is to promote the interests of CompuDyne and its shareholders by encouraging Non-Employee Directors of the Corporation to have a direct and personal stake in the performance of the Corporation's Common Stock. Under the current Director Plan, as amended on May 20, 1998, on each date that a Non-Employee Director of the Corporation is first elected as a director of the Corporation by the shareholders of the Corporation or appointed as a director by the Board of Directors in accordance with the Bylaws of the Corporation and subsequently reelected as a director by the shareholders of the Corporation, such Non-Employee Director will automatically be granted a stock option to purchase 1,000 shares of Common Stock of the Corporation upon the terms and conditions specified in the Director Plan. In addition, on the date of each meeting of the Board of Directors each Non-Employee Director of the Corporation attending such meeting (in person or by telephone) will automatically be granted a stock option to purchase 500 shares of Common Stock of the Corporation in the Director Plan. The maximum number of options that may be granted in any one calendar year to any one Non-Employee Director pursuant to the Director Plan will be options for 4,000 shares of Common Stock. No options will be granted for action taken by the Board of Directors by unanimous written consent. No Non-Employee Director will be entitled to receive any options if the grant of such options would exceed the maximum number of shares that may be delivered under the Director Plan. In addition to the grant of options, commencing with the first quarter of 2001, each Non-Employee Director receives a $1,000 retainer per quarter, payable on the first day of the quarter, and $1,000 for each meeting attended. The directors will continue to be reimbursed for reasonable expenses incurred for attending the meeting.

     During 2001, the Board of Directors held three regular meetings, and five telephonic meetings. The Executive Committee held no meetings and the Audit Committee held two meetings. The Compensation and Stock Option Committee held no meetings, but acted by the unanimous written consent of its members on ten occasions. All directors of the Corporation attended at least 90% of the aggregate of the meetings of the Board of Directors and the number of committee meetings on which he served.

EXECUTIVE OFFICERS

     The following table sets forth information with respect to each executive officer of the Corporation who served during 2001. Mr. Roenigk was elected Chairman of the Board of Directors, Chief Executive Officer and President of CompuDyne in August 1995. Mr. Blackmon was appointed Executive Vice President of the Corporation in January 1995. Mr. Rock was appointed Secretary of the Corporation in August of 1998; he is currently the Vice President of Accounting and the Corporate Controller. Prior to that time Mr. Rock had been the CFO of Quanta SecurSystems, Inc. Mr. Lucynski joined CompuDyne as President of Norment Security Group, Inc. ("Norment"), a wholly owned subsidiary of CompuDyne, in November 1998. In October of 2001 he was appointed Chief Executive Officer of Norment Security Group, Inc., Sysco Security Systems, a wholly owned subsidiary of CompuDyne, and Fiber SenSys, Inc., a wholly owned subsidiary of CompuDyne. Prior to that time he served as Executive Vice President and Vice President Construction Operations of Norment from 1996 and 1991, respectively. Mr. Wachs joined CompuDyne in June of 2000 as Executive Vice President of Norshield Corporation and was appointed President of Norshield Corporation and Sysco Security Systems in October 2001.

NAME                                        AGE                    POSITION
----                                        ---   ------------------------------------------
Martin A. Roenigk.........................  59    CHAIRMAN, PRESIDENT, CHIEF EXECUTIVE
                                                  OFFICER: CompuDyne Corporation,
                                                  CHAIRMAN: Norment Security Group, Inc.,
                                                  Norshield Corporation, Quanta Systems
                                                  Corporation, Sysco Security Systems,
                                                  CorrLogic, Inc., Fiber SenSys, Inc., New
                                                  Tiburon Inc.
Philip M. Blackmon........................  54    EXECUTIVE VICE PRESIDENT: CompuDyne
                                                  Corporation
                                                  PRESIDENT AND CHIEF EXECUTIVE OFFICER:
                                                  Quanta Systems Corporation
Geoffrey F. Feidelberg....................  46    CHIEF FINANCIAL OFFICER, TREASURER:
                                                  CompuDyne Corporation
                                                  VICE PRESIDENT: Norment Security Group,
                                                  Inc., Norshield Corporation, Sysco
                                                  Security Systems, CorrLogic, Inc., Fiber
                                                  SenSys, Inc., New Tiburon, Inc.
William C. Rock...........................  53    VP ACCOUNTING, CORPORATE CONTROLLER,
                                                  SECRETARY: CompuDyne Corporation
                                                  SECRETARY: CorrLogic, Inc., Sysco Security
                                                  Systems, Fiber SenSys, Inc.
                                                  TREASURER: Norment Security Group,
                                                  Norshield Corporation, Sysco Security
                                                  Systems
Jon R. Lucynski...........................  53    CHIEF EXECUTIVE OFFICER: Norment Security
                                                  Group, Sysco Security Systems
                                                  PRESIDENT: Norment Security Group, Inc.
C. David Wachs............................  42    PRESIDENT: Norshield Corporation, Sysco
                                                  Security Systems

         EXECUTIVE COMPENSATION AND OTHER TRANSACTIONS WITH MANAGEMENT

     The following table sets forth the total annual compensation of the Corporation's Chairman, President and Chief Executive Officer and its executive officers whose salary and bonuses exceeded $100,000 in 2001 ("Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                             LONG TERM COMPENSATION
                                                                    ----------------------------------------
                                         ANNUAL COMPENSATION                 AWARDS                PAYOUT
                                    -----------------------------   -------------------------   ------------
                                                                    RESTRICTED    SECURITIES
                                                                      STOCK       UNDERLYING     ALL OTHER
                                                                      AWARDS     OPTIONS/SARS   COMPENSATION
NAME AND PRINCIPAL POSITION         YEAR   SALARY ($)   BONUS ($)      ($)        (#)(1) (%)       ($)(2)
---------------------------         ----   ----------   ---------   ----------   ------------   ------------
Martin A. Roenigk(2)..............  2001    250,000      180,000         0                0        20,741
  Chairman, President and CEO       2000    215,000      135,000         0                0        21,830
                                    1999    200,000      100,000         0                0        19,016
Philip M. Blackmon(2)(3)..........  2001    135,000       40,000         0                0        12,421
  Executive Vice President          2000    130,000       30,000          (3)             0        11,626
  President: Quanta Systems         1999    109,990       35,000          (3)             0        10,745
William C. Rock(1)(2).............  2001    130,500       45,000         0         10,000/2%        7,289
  Vice President Accounting,        2000    118,250       34,500         0                0         6,823
  Corporate Controller, Secretary   1999    110,000       30,000         0                0         5,027
Jon R. Lucynski(1)(2).............  2001    220,000      210,000         0        50,000/13%       21,850
  President Norment Security
  Group,                            2000    198,000      190,000         0                0        18,231
  Inc.; CEO Sysco Security
  Systems,                          1999    180,000      115,000         0        30,000/19%        9,481
  Fiber SenSys, Inc
C. David Wachs(1)(2)..............  2001    118,000       50,000         0         20,000/5%       16,681
  President: Norshield Corporation  2000    115,000       25,000         0        25,000/17%        4,950
  Sysco Security Systems            1999          0            0         0                0             0

---------------

(1) In May of 1999 Mr. Lucynski was awarded an incentive stock option to purchase 30,000 shares, of the Corporation's Common Stock for $7.38 per share in accordance with the terms and conditions of the Corporation's 1996 Stock Incentive Compensation Plan for Employees. Such options will be fully exercisable in 2004 and will expire on May 3, 2009. In June 2000 Mr. Wachs was awarded an incentive stock option to purchase 25,000 shares, of the Corporation's Common Stock for $8.688 per share in accordance with the terms and conditions of the Corporation's 1996 Stock Incentive Compensation Plan for Employees. Such options will be fully exercisable in 2005 and will expire on June 28, 2010. In April 2001 Mr. Wachs was awarded an incentive stock option to purchase 10,000 shares, of the Corporation's Common Stock for $7.625 per share in accordance with the terms and conditions of the Corporation's 1996 Stock Incentive Compensation Plan for Employees. Such options will be fully exercisable in 2006 and will expire on April 3, 2011. In October 2001 Mr. Lucynski was awarded an incentive stock option to purchase 25,000 shares, of the Corporation's Common Stock for $12.07 per share in accordance with the terms and conditions of the Corporation's 1996 Stock Incentive Compensation Plan for Employees. Such options will be fully exercisable in 2006 and will expire on October 16, 2011. In October 2001 Mr. Wachs was awarded an incentive stock option to purchase 10,000 shares, of the Corporation's Common Stock for $14.09 per share in accordance with the terms and conditions of the Corporation's 1996 Stock Incentive Compensation Plan for Employees. Such options will be fully exercisable in 2006 and will expire on October 25, 2011. In November 2001 Mr. Rock was awarded an incentive stock option to purchase 10,000 shares, of the Corporation's Common Stock for $10.42 per share in accordance with the terms and conditions of the Corporation's 1996 Stock Incentive Compensation Plan for Employees. Such options will be fully exercisable in 2006 and will expire on November 16, 2011. In November 2001 Mr. Lucynski was awarded an incentive stock option to purchase 25,000 shares, of the Corporation's Common Stock for $10.42 per share in accordance with the terms and conditions of the Corporation's 1996 Stock Incentive

    Compensation Plan for Employees. Such options will be fully exercisable in 2006 and will expire on November 16, 2011.

(2) Matching contributions made by CompuDyne in CompuDyne's 401(k) Retirement Savings Plan and Employee Stock Purchase Plan may also include contributions from the CompuDyne Retirement Plan for Employees of Norment, car allowances and life insurance.

(3) On November 12, 1992, the CompuDyne Board of Directors authorized the sale of 100,000 shares of CompuDyne Common Stock to Philip M. Blackmon at a price of $.40 per share, the fair market value at such time. Under a Stock Purchase Agreement, dated August 1, 1993, entered into pursuant to such authorization, Mr. Blackmon purchased 25% of such shares on each of August 1, 1993, 1994, 1995 and 1996 at $.40 per share by giving CompuDyne five-year non-recourse promissory notes in the amount of $10,000 each, collateralized by the stock and bearing interest at 2% per annum over the rate designated by the First National Bank of Maryland as its prime commercial rate. On May 1, 1998, the Board of Directors, by unanimous consent, approved an amendment to the Stock Purchase Agreement extending the maturity date to seven years from the original agreement date. In addition, the payment provisions of the Agreement were changed to allow the obligor to make payment of principal and interest either in cash or by the tender to the Company of that number of shares of CompuDyne Common Stock equal to the result obtained by dividing the total amount of principal and interest due by the fair market value of the stock. Mr. Blackmon exercised his right to tender shares of CompuDyne Common Stock as payment of the promissory notes. Mr. Blackmon surrendered 6,483 shares in fulfillment of his obligation.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                     POTENTIAL REALIZED    ALTERNATIVE
                                                                                      VALUE AT ASSUMED      TO GRANT
                                                                                       ANNUAL RATES OF        DATE
                          NUMBER OF      % OF TOTAL                                      STOCK PRICE         VALUE:
                          SECURITIES    OPTIONS/SARS                                  APPRECIATION FOR        GRANT
                          UNDERLYING     GRANTED TO                                      OPTION TERM          DATE
                         OPTIONS/SARS   EMPLOYEES IN   EXERCISE PRICE   EXPIRATION   -------------------     PRESENT
NAME                     GRANTED (#)    FISCAL YEAR      ($/SHARE)         DATE         5%        10%        VALUE $
----                     ------------   ------------   --------------   ----------   --------   --------   -----------
William C. Rock........     10,000         2.635           10.420       11/15/2011    65,508    165,997      104,200
John R. Lucynski.......     25,000          6.58            12.07       10/15/2011   189,703    480,707      301,750
                            25,000          6.58            10.42       11/15/2011   163,770    414,994      260,500
C. David Wachs.........     10,000          2.64            7.625         4/2/2011    47,937    121,471       76,250
                            10,000          2.64            14.09       10/24/2011    88,581    224,463      140,900

   AGGREGATED OPTIONS/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR
                                     VALUES

                                                                                         VALUE OF UNEXERCISABLE
                                                            NUMBER OF SECURITIES              IN-THE-MONEY
                                    (#)                    UNDERLYING OPTIONS/SARS            OPTIONS/SARS
                                  SHARES        ($)             AT FY-END (#)                 AT FY-END ($)
                                 ACQUIRED      VALUE     ---------------------------   ---------------------------
NAME                            ON EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                            -----------   --------   -----------   -------------   -----------   -------------
Martin A. Roenigk.............         0            0      200,000             0        3,100,000             0
William C. Rock...............    20,000      123,760        6,000        14,000           87,000       123,800
John R. Lucynski..............     9,000       83,940       21,000        86,000          229,710       689,420
C. David Wachs................         0            0        5,000        40,000           41,560       289,090

                      BENEFICIAL OWNERSHIP OF COMMON STOCK

     As of March 18, 2002, there were 6,687,265 shares of CompuDyne Common Stock issued and outstanding.

     The following table sets forth, as of March 18, 2002, the amount and nature of the beneficial ownership of CompuDyne Common Stock by each person who is known by CompuDyne to hold of record or beneficially more than 5% of any class of voting securities of CompuDyne and by each director, nominee, executive officer and by all directors, nominees and executive officers as a group.

                                                                   AMOUNT AND NATURE OF   PERCENT OF
TITLE OF CLASS                 NAME AND ADDRESS(1)                 BENEFICIAL OWNERSHIP   CLASS OWNED
--------------                 -------------------                 --------------------   -----------
Common Stock     Martin A. Roenigk(1)(2).........................        1,737,435           25.98%
Common Stock     Alan Markowitz(1)(3)............................          568,215            8.50%
Common Stock     Eubel Brady & Suttman Asset Management..........          362,510            5.42%
                 777 Washington Village Drive, Suite 210
                 Dayton, Ohio 45459
Common Stock     Philip M. Blackmon(1)(4)........................           42,842               *
Common Stock     Jon R. Lucynski(1)(3)...........................           35,965               *
Common Stock     William C. Rock(1)..............................           26,112               *
Common Stock     David W. Clark, Jr.(1)(3).......................           23,466               *
Common Stock     Millard H. Pryor, Jr.(1)(3).....................           20,967               *
Common Stock     C. David Wachs(1)(3)............................            7,960               *
Common Stock     Geoffrey F. Feidelberg(1).......................            1,045               *
Common Stock     Wade. B. Houk(1)................................              100               *
Common Stock     All Directors and Executive Officers
                                                                                             36.85%
                 as a Group (10 persons).........................        2,464,107(3)

---------------

 * Less than 1%

(1) The address of each person listed in the table above, excluding Eubel Brady & Suttman Asset Management is CompuDyne Corporation, 7249 National Drive, Hanover, MD 21229.

(2) Assumes the exercise of non-qualified stock options to Mr. Roenigk for 200,000 shares of CompuDyne Common stock. The options are fully exercisable and expire on August 21, 2005.

(3) Includes CompuDyne Common Stock held by directors and officers or by certain members of their families (for which the directors and officers have sole or shared voting or investment power) and shares of Common Stock that they have the right to acquire within 60 days of March 18, 2002.

(4) On April 9, 2001 CompuDyne repurchased 50,675 shares at fair market value from non-qualified options exercised by Philip Blackmon. The Company agreed to repurchase the shares in an effort to accommodate Mr. Blackmon's need to generate funds for the taxes on the exercise of the non-qualified options.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In 1999 the Corporation issued options to purchase shares of Common Stock to its non-employee directors pursuant to the Director Plan (see "Directors and Nominees" above) at exercise prices ranging from $5.19 to $8.25 per share. In 2000 the Corporation issued options to purchase shares of Common Stock to its non-employee directors pursuant to the Director Plan (see "Directors and Nominees" above) at exercise prices ranging from $7.719 to $8.813 per share. In 2001 the Corporation issued options to purchase shares of Common Stock to its non-employee directors pursuant to the Director Plan (see "Directors and Nominees" above) at exercise prices ranging from $7.825 to $16.63 per share.

     CompuDyne has retained Mr. Wade Houk and Houk Associates as consultants for an annual sum of $36,000.

     In April 2001, the Company purchased 50,675 shares of CompuDyne Common Stock at current market price from Philip Blackmon. This was done in order for Mr. Blackmon to pay taxes on the ordinary gains realized in the 100,000 shares of CompuDyne Common Stock purchased between 1993 and 1996 in an agreement with the Company at a price of $.40 per share.

     In July of 2001 Mr. Houk was elected to the CompuDyne Board of Directors for a term of two years.

     In October of 2001 David M. Jones resigned from the CompuDyne Board of Directors in concurrence with the withdrawal of William Blair Mezzanine Capital Fund II.

EXECUTIVE COMPENSATION: REPORT OF THE COMPENSATION AND STOCK OPTION COMMITTEE

     The Committee's Responsibilities: The Compensation and Stock Option Committee of the Board (the "Committee") has responsibility for setting and administering the policies which govern executive and stock compensation. The Committee is composed entirely of outside directors. Reports of the Committee's actions and decisions are presented to the full Board. The purpose of this report is to summarize the philosophical principles, specific program objectives and other factors considered by the Committee in reaching its determinations regarding the executive compensation of the Named Executive Officers.

     Compensation Philosophy: The Committee has approved principles for the management compensation program which:

     - Encourage strong financial and operational performance of the Company;

     - Emphasize performance-based compensation, which balances rewards for short-term and long-term results;

     - Focus executives on "beating the competition" through regular comparison of CompuDyne performance relative to peer companies;

     - Link compensation to the interests of shareholders by providing stock incentives and encouraging significant share holdings; and

     - Provide a competitive level of total compensation necessary to attract and retain talented and experienced executives.

     The Committee considers stock ownership by management to be an important means of linking management's interests directly to those of shareholders. The amount of stock encouraged to be owned increases with the level of responsibility of each executive, with the Chief Executive Officer expected to own stock with a value at least equal to two times base salary.

     Compensation Methodology: CompuDyne strives to provide a comprehensive executive compensation program that is competitive and performance-based in order to attract and retain superior executive talent. The Committee from time to time reviews market data and assesses CompuDyne's competitive position for three components of executive compensation: (1) base salary, (2) annual incentives, and (3) long-term incentives. The Company utilizes publicly available compensation surveys in security industry and general industry publications to assist in bench marking the competitiveness of its compensation programs. Because the Committee believes that the Company's direct competition for executive talent is broader than the companies that are included in the Performance Peer Group established for purposes of comparing shareholder returns (see Stock Performance Graph on page 80 for more information), these surveys may include companies in the Performance Peer Group as well as others in the security industry and in general industry groupings of comparable size and profitability. The compensation survey data typically reflect adjustments for each company's relative revenue, profitability, asset base, employee population, geographic location and capitalization along with the scope of managerial responsibility and reporting relationships.

COMPONENTS OF COMPENSATION:

     - Base Salary: Annual base salary is designed to compensate executives for their level of responsibility and sustained individual performance. The Committee approves in advance all salary increases for executive officers. The goal is to compensate executives within the upper mid-level of the range of base salaries paid by companies in the security industry and in comparable companies.

     - Annual Incentives: Annual incentive awards for the Named Executive Officers are provided in order to promote the achievement of CompuDyne's business objectives. Each year the Committee considers the Company's prior year's performance against objectives, as well as its expectations for CompuDyne in the upcoming year. Bearing in mind these considerations, the Committee sets certain Company performance criteria or goals which must be met before payments are made. Additionally, individual performance goals may be established for each participant. Participants receive no payments unless minimum thresholds of performance are achieved. Payments may range from 0% to 200% of the guideline annual incentive, with payments increasing as performance improves.

     The Committee establishes a fixed percentage of annual salary or a dollar amount as an executive's guideline annual incentive opportunity, based partly on comparative survey data on annual incentives paid in the security industry and other companies similar to the executive's business. The guideline amount increases with the level of responsibility of the executive. Annual incentive awards for 2001 were based on meeting objectives for one or more of three principal measurements:

     - Earnings Before Interest, Taxes and Corporate Allocation ("Contribution") at the business unit level;

     - Earnings Per Share ("EPS") at the corporate level; and

     - For 2001 and beyond, a setting of objectives for individual senior managers and senior management as a Group

     For 2001 CompuDyne achieved the target award level. As a result, the annual incentive approved by the Committee for each Named Executive Officer was 100% of the guideline incentive opportunity. The Bonus column of the Summary Compensation Table on page 74 contains the annual incentive earned for 2001 for each of the Named Executive Officers.

     - Long-Term Incentive Compensation: The Committee reviews and approves all long-term incentive awards. In 2001 these awards were in the form of stock options. These awards provide compensation to executives only if shareholder value increases. In determining the number of stock options awarded, the Committee reviewed surveys of similar awards made to individuals in comparable positions at other companies and the executive's past performance. They also consider the number of long-term incentive awards previously granted to the executive.

     - Stock Options: Options have an exercise price equal to the fair market value of common stock on the date of grant and typically vest over a period of five years. They are partially exercisable after one year, and extend for ten years.

     Chief Executive Officer Compensation: The Committee directors meet annually, in private, to review Mr. Roenigk's performance. The Committee uses this performance evaluation in considering Mr. Roenigk's compensation. The Chief Executive Officer participates in the same programs and receives compensation based on the same factors as the other executive officers. However, Mr. Roenigk's overall compensation reflects a greater degree of policy and decision-making authority and a higher level of responsibility with respect to the strategic direction and financial and operational results of the Company. The Chief Executive Officer's compensation components are:

     - Base Salary: As a result of CompuDyne's growth in size and profitability and complexity in 2001, Mr. Roenigk received a raise of $35,000 in 2001.

     - Annual Incentive: Annual incentive compensation for Mr. Roenigk is based upon relative attainment of the annual performance goals for the Company, and on Mr. Roenigk's individual objectives as determined by the Committee. Based on these criteria, Mr. Roenigk was awarded $180,000 representing 100% of his guideline incentive for performance in 2001.

     - Long-Term Incentive Award: Mr. Roenigk did not receive any stock option awards in 2001.

     Omnibus Budget Reconciliation Act of 1993: This Act has had no material impact upon CompuDyne's ability to take a tax deduction for annual compensation in excess of $1 million paid to any of the Named Executive Officers since there has been no annual compensation in excess of $1 million. Therefore, the Committee has determined that it is not necessary to seek shareholder approval to amend any current compensation plan at this time to comply with this Act.

     Compensation Committee Interlocks and Insider Participation: There are none.

     Respectfully submitted by the members of the Compensation and Stock Option Committee of the Board of Directors:

                                          Millard Pryor, Chair
                                          David Clark
                                          Alan Markowitz

                 COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
                          AMONG COMPUDYNE CORPORATION,
                      THE NASDAQ STOCK MARKET (U.S.) INDEX
                           AND THE RUSSELL 2000 INDEX

                                  [LINE GRAPH]

     CompuDyne's Performance Peer Group is composed of four security companies of various sizes and represents its competitors.

     CompuDyne's Peer Group Includes

     1. Armour Holdings                            (AH)
     2. Kroll Incorporated                         (KROG)
     3. Magal Security Systems                     (MAGS)
     4. Wackenhut Corporation                      (SRM)

            REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

     The Board of Directors has adopted a written charter for the Audit Committee. The members of the Audit Committee are independent from management and the Corporation. All Audit Committee members are considered to be financially literate by the Board of Directors of the Corporation. At least one member of the Audit Committee has accounting or related financial management expertise.

     The Audit Committee has reviewed and discussed the audited financial statements, for December 31, 2001, with management. The Audit Committee has discussed with Deloitte & Touche, LLP the matters required by Statement on Auditing Standards No. 61. The Audit Committee has received from Deloitte & Touche the disclosures required by Independence Standards Board Standard No. 1. The Audit Committee has discussed with Deloitte & Touche the auditors' independence from the Corporation. Based upon these discussions the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in the Corporation's Form 10-K, for the year ended December 31, 2001.

     The Board of Directors of the Corporation has not selected or made a recommendation for independent auditors for the fiscal year ending December 31, 2002. The Board of Directors will consider proposals for independent audit services from one or more independent auditing firms, including Deloitte & Touche. The determination not to make a recommendation or selection at this time does not result from any disagreements over accounting policies or practices regarding the Corporation, but was made solely for the purpose of considering the Corporation's options for such services.

     Neither Deloitte & Touche nor any of its partners has any direct or indirect financial interest in, or any connection (other than as independent auditors) with the Corporation. A representative of Deloitte & Touche is expected to be present at the Annual Meeting and will be provided with an opportunity to make a statement if he or she desires to do so and to respond to shareholders' questions.

PRINCIPAL ACCOUNTING FIRM FEES

     Audit Fees -- The aggregate fees for professional services rendered by Deloitte & Touche in connection with their audit of CompuDyne's consolidated financial statements and reviews of the consolidated financial statements included in its Quarterly Reports on Form 10-Q for the year ended December 31, 2001 was approximately $177 thousand.

     Financial Information Systems Design and Implementation Fees -- There were no professional services rendered by Deloitte & Touche during the year ended December 31, 2001 relating to financial information systems design and implementation.

     All Other Fees -- The aggregate fees for all other services rendered by Deloitte & Touche during the year ended December 31, 2001 was approximately $104 thousand and related to the following:

          Attestation Fees -- The aggregate fees for attestation services rendered by Deloitte & Touche for matters such as comfort letters and consents related to SEC and other registration statements, and consultation on accounting standards or transactions was approximately $44 thousand.

          Other Fees -- The aggregate fees for all other services, such as consultation related to tax planning and compliance rendered by Deloitte & Touche was approximately $60 thousand.

            THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE
                                "FOR" PROPOSAL 3

                                 OTHER MATTERS

     We do not expect that any matters other than those described in this document will be brought before the CompuDyne annual meeting. If any other matters are presented, however, it is the intention of the persons named in the CompuDyne proxy card, to vote proxies in accordance with the determination of a majority of CompuDyne's Board of Directors, including, without limitation, a motion to adjourn or postpone the annual meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the Merger Agreement or otherwise.

                 SHAREHOLDER PROPOSALS FOR 2003 ANNUAL MEETING

     Shareholder proposals for the 2003 Annual Meeting of Shareholders must be received at the principal executive offices of CompuDyne, 7249 National Drive, Hanover, Maryland 21076, no later than December 5, 2002 for inclusion in the 2003 Proxy Statement.

                                   APPENDIX A

Tiburon, Inc.
Consolidated Financial Statements
At June 30, 2000 and 2001 and for the each of the three years in the period ended June 30, 2001

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Tiburon, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Tiburon, Inc. and its subsidiary at June 30, 2000 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Jose, California
August 24, 2001

                                 TIBURON, INC.

                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                  JUNE 30,
                                                              -----------------
                                                               2000      2001
                                                              -------   -------
                                    ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 3,254   $ 2,008
  Accounts receivable, net..................................    7,174     6,859
  Costs and estimated earnings in excess of billings........   11,473    11,388
  Other current assets......................................      456       157
  Income tax receivable.....................................    1,864     1,737
  Deferred tax assets.......................................      436       433
                                                              -------   -------
          Total current assets..............................   24,657    22,582
Property and equipment, net.................................    2,851     3,112
Deferred tax assets.........................................      131       511
Intangible assets, net......................................      248       147
Other assets................................................      190       126
                                                              -------   -------
                                                              $28,077   $26,478
                                                              =======   =======
       LIABILITIES, REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY
Current liabilities:
  Borrowings, current.......................................  $ 3,046   $   500
  Settlement obligation, current............................      225       225
  Accounts payable..........................................    2,388       639
  Accrued liabilities.......................................    1,696     2,664
  Capital lease obligations, current........................       49         6
  Billings in excess of costs and estimated earnings........    9,959     9,445
  Deferred tax liabilities..................................      771       585
  Deferred revenues.........................................    2,999     3,507
                                                              -------   -------
          Total current liabilities.........................   21,133    17,571
Settlement obligation, long-term............................      450       225
Accrued rent payable, long-term.............................       --       240
Capital lease obligations, long-term........................        6         1
                                                              -------   -------
                                                               21,589    18,037
                                                              -------   -------
Commitments (Note 6)
Redeemable Convertible Preferred Stock:
  6.0% Cumulative Convertible Preferred Stock: $100 par
     value; 10,000 shares authorized; 3,334 shares issued
     and outstanding at June 30, 2000 and 2001,
     respectively...........................................      333       333
     (liquidation preference of $333 at June 30, 2001)
  6.5% Cumulative Convertible Preferred Stock: $100 par
     value; 25,000 shares authorized; 1,400 and 0 shares
     issued and outstanding at June 30, 2000 and 2001,
     respectively...........................................      140        --
     (liquidation preference of $0 at June 30, 2001)
  7.5% Cumulative Convertible Preferred Stock: $5.76 par
     value; 520,833 shares authorized; 0 and 520,833 shares
     issued and outstanding at June 30, 2000 and 2001,
     respectively...........................................       --     3,000
     (liquidation preference of $3,000 at June 30, 2001)
                                                              -------   -------
                                                                  473     3,333
                                                              -------   -------
Shareholders' equity:
  Common Stock: $0.05 par value; 20,000,000 shares
     authorized; 4,543,275 and 4,984,369 shares issued and
     outstanding at June 30, 2000 and 2001, respectively....      226       248
  Additional paid-in capital................................    3,554     3,253
  Retained earnings.........................................    2,235     1,607
                                                              -------   -------
          Total shareholders' equity........................    6,015     5,108
                                                              -------   -------
                                                              $28,077   $26,478
                                                              =======   =======

  The accompanying notes are an integral part of these consolidated financial statements.

                                 TIBURON, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                      YEARS ENDED JUNE 30,
                                                         -----------------------------------------------
                                                             1999             2000             2001
                                                         -------------    -------------    -------------
                                                         (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
REVENUES:
  System sales.........................................   $   25,781       $   33,803       $   27,952
  Services and other...................................        8,468           14,069           13,825
                                                          ----------       ----------       ----------
          Total revenues...............................       34,249           47,872           41,777
                                                          ----------       ----------       ----------
COST OF REVENUES:
  System sales.........................................       17,104           22,792           18,405
  Services and other...................................        6,558            8,439            8,886
                                                          ----------       ----------       ----------
          Total cost of revenues.......................       23,662           31,231           27,291
                                                          ----------       ----------       ----------
Gross profit...........................................       10,587           16,641           14,486
                                                          ----------       ----------       ----------
OPERATING EXPENSES:
  Research and development.............................        1,886            4,305            4,948
  Sales and marketing..................................        3,858            2,884            3,906
  General and administrative...........................        3,657            4,721            5,791
  Restructuring costs..................................           --               --              155
                                                          ----------       ----------       ----------
          Total operating expenses.....................        9,401           11,910           14,800
                                                          ----------       ----------       ----------
Income (loss) from operations..........................        1,186            4,731             (314)
OTHER INCOME (EXPENSE):
  Interest income and other income net.................           88              249              135
  Interest expense.....................................         (489)            (439)            (398)
  Merger and acquisition cost..........................           --               --             (332)
                                                          ----------       ----------       ----------
Net income (loss) before income taxes..................          785            4,541             (909)
Provision for (benefit of) income taxes................         (815)           1,972             (331)
                                                          ----------       ----------       ----------
Net income (loss)......................................        1,600            2,569             (578)
Preferred stock dividend...............................          (17)             (33)             (50)
                                                          ----------       ----------       ----------
Net income (loss) attributable to common
  shareholders.........................................   $    1,583       $    2,536       $     (628)
                                                          ----------       ----------       ----------
Net income (loss) per share attributable to common
  shareholders -- basic................................   $     0.41       $     0.64       $    (0.14)
                                                          ==========       ==========       ==========
Net income (loss) per share attributable to common
  shareholders -- diluted..............................   $     0.33       $     0.50       $    (0.14)
                                                          ==========       ==========       ==========
Weighted average shares -- basic.......................    3,836,472        3,983,539        4,646,844
                                                          ==========       ==========       ==========
Weighted average shares -- diluted.....................    5,148,073        5,414,136        4,646,844
                                                          ==========       ==========       ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                                 TIBURON, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    YEARS ENDED JUNE 30, 1999, 2000 AND 2001

                                                                            RETAINED
                                           COMMON STOCK      ADDITIONAL     EARNINGS         TOTAL
                                        ------------------    PAID-IN     (ACCUMULATED   SHAREHOLDERS'
                                         SHARES     AMOUNT    CAPITAL       DEFICIT)        EQUITY
                                        ---------   ------   ----------   ------------   -------------
                                                      (IN THOUSANDS, EXCEPT SHARE DATA)
Balance at June 30, 1998..............  3,839,320    $191      $  968       $(1,884)        $ (725)
Contributions to ESOP Plan............         --      --         294            --            294
Interest converted to Common Stock....     44,144       2         114            --            116
Repurchase of Common Stock............    (32,000)     (2)        (62)           --            (64)
Preferred Stock dividends.............         --      --          --           (17)           (17)
Net income............................         --      --          --         1,600          1,600
                                        ---------    ----      ------       -------         ------
Balance at June 30, 1999..............  3,851,464     191       1,314          (301)         1,204
Common Stock issued to employees,
  net.................................     36,600       2         264            --            266
Contributions to ESOP plan............         --      --         483            --            483
Common Stock issued to ESOP Plan......     79,310       4          (4)           --             --
Conversion of borrowings into Common
  Stock...............................    572,294      29       1,471            --          1,500
Interest converted to Common Stock....     42,255       2         114            --            116
Warrants to purchase Common Stock.....         --      --         110            --            110
Repurchase of Common Stock............    (38,648)     (2)       (198)           --           (200)
Preferred Stock dividends.............         --      --          --           (33)           (33)
Net income............................         --      --          --         2,569          2,569
                                        ---------    ----      ------       -------         ------
Balance at June 30, 2000..............  4,543,275     226       3,554         2,235          6,015
Common Stock issued to the ESOP
  Plan................................     45,466       2          (2)           --             --
Reclass ESOP plan contributions to be
  paid in cash........................         --      --        (248)           --           (248)
Conversion of subsidiary's preferred
  stock into Common Stock.............     56,276       3         267            --            270
Discount on redemption of 6.5%
  Preferred Stock.....................         --      --           8            --              8
Exercise of stock options.............    373,000      19         168            --            187
Exchange of Common Stock for options
  exercised...........................    (33,648)     (2)       (162)           --           (164)
7.5% Preferred Stock issuance costs...         --      --        (332)           --           (332)
Preferred Stock dividends.............         --      --          --           (50)           (50)
Net loss..............................         --      --          --          (578)          (578)
                                        ---------    ----      ------       -------         ------
Balance at June 30, 2001..............  4,984,369    $248      $3,253       $ 1,607         $5,108
                                        =========    ====      ======       =======         ======

  The accompanying notes are an integral part of these consolidated financial statements.

                                 TIBURON, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    YEARS ENDED JUNE 30, 1999, 2000 AND 2001

                                                                YEARS ENDED JUNE 30,
                                                              -------------------------
                                                               1999     2000     2001
                                                              ------   ------   -------
                                                              (IN THOUSANDS, EXCEPT PER
                                                                     SHARE DATA)
CASH FLOWS FROM OPERATING ACTIVITIES :
  Net income (loss).........................................  $1,600   $2,569   $  (578)
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................   1,071    1,332     1,781
    Loss from disposal of equipment.........................      --       --        24
    Deferred income taxes...................................  (1,032)   1,236      (563)
    Contributions to ESOP plan..............................     294      483        --
    Interest converted to Common Stock......................     116      116        --
    Issuance of warrants to purchase Common Stock...........      --      110        --
    Allowance for contract penalty..........................      --      166      (166)
    Changes in operating assets and liabilities:
      Accounts receivable...................................  (4,483)   2,818       481
      Costs and estimated earnings in excess of billings....    (640)  (2,702)       85
      Other current as sets.................................    (584)    (212)      299
      Income tax receivable.................................      --   (1,236)      127
      Other assets..........................................    (151)      65        64
      Accounts payable......................................   1,767     (141)   (1,749)
      Accrued liabilities...................................     766     (551)      720
      Billings in excess of costs and estimated revenues....   2,878     (961)     (514)
      Deferred revenues.....................................  (1,102)   1,020       508
      Accrued rent payable..................................      --       --       240
      Settlement obligation.................................    (200)    (225)     (225)
                                                              ------   ------   -------
        Net cash provided by operating activities...........     300    3,887       534
                                                              ------   ------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment........................    (806)  (1,986)     (825)
  Proceeds from the sale of equipment.......................      --       --         9
  Purchase of PSI software and equipment....................      --       --      (879)
                                                              ------   ------   -------
        Net cash used in investing activities...............    (806)  (1,986)   (1,695)
                                                              ------   ------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from issuance of 7.5% Preferred Stock........      --       --     2,668
  Net proceeds from issuance of Common Stock................      --      266        23
  Proceeds from issuance of note payable....................      67       --        --
  Net increase (decrease) in line of credit.................    (274)     670    (2,546)
  Payments on note payable..................................    (188)    (241)       --
  Payments on capital leases................................     (49)     (59)      (48)
  6.5% Preferred Stock redemption...........................      --      (60)     (132)
  Common Stock repurchases..................................     (64)    (200)       --
  Preferred Stock dividends.................................     (17)     (33)      (50)
                                                              ------   ------   -------
        Net cash (used in) provided by financing
        activities..........................................    (525)     343       (85)
                                                              ------   ------   -------
Net (decrease) increase in cash and cash equivalents........  (1,031)   2,244    (1,246)
Cash and cash equivalents at beginning of year..............   2,041    1,010     3,254
                                                              ------   ------   -------
Cash and cash equivalents at end of year....................  $1,010   $3,254   $ 2,008
                                                              ======   ======   =======
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for income taxes................................  $  658   $2,072   $    42
                                                              ======   ======   =======
  Cash paid for interest....................................  $  327   $  262   $   387
                                                              ======   ======   =======
SUPPLEMENTAL NONCASH INVESTING AND FINANCING ACTIVITY:
  Property and equipment acquired under capital leases......  $   67   $   --   $    --
                                                              ======   ======   =======
  Intangible as sets acquired through issuance of debt......  $  180   $   --   $    --
                                                              ======   ======   =======
  Conversion of borrowings to Common Stock..................  $   --   $1,500   $    --
                                                              ======   ======   =======
  Issuance of subsidiary's preferred stock to acquire PSI
    software and equipment..................................  $   --   $   --   $   270
                                                              ======   ======   =======
  Conversion of subsidiary's preferred stock into Common
    Stock...................................................  $   --   $   --   $   270
                                                              ======   ======   =======

  The accompanying notes are an integral part of these consolidated financial statements.

                                 TIBURON, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       (AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA) (UNAUDITED)

1.  THE COMPANY

     Tiburon, Inc., provides software products and computer systems as well as computer programming and systems engineering services to public safety and criminal justice entities. The Company is incorporated in the state of Virginia.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF CONSOLIDATION

     The consolidated financial statements include accounts of Tiburon, Inc. and its wholly owned subsidiary, Tiburon Justice Systems, Inc., a Delaware corporation (collectively, the "Company," or "Tiburon"). All intercompany transactions and balances have been eliminated.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  REVENUE RECOGNITION

     The Company derives revenues from the installation and licensing of public safety and criminal justice software systems and from the delivery of post-contract customer support, training and consulting services.

     System sales revenues and the associated costs are recognized using the percentage-of-completion method, using labor hours incurred relative to total estimated contract hours as the measure of progress towards completion. When the current estimates of total contract revenue and contract cost indicate a loss, the Company records a provision for the estimated loss on the contract. (See "Long-term contracts.") Revenues for support and maintenance contracts are deferred and recognized ratably over the life of the service contract once the system is installed. Revenues from training and consulting are recognized as such services are delivered.

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting bulletin No. 101 ("SAB 01"), "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The adoption of SAB 101 did not have a material effect on the financial position or results of operations of the Company.

  LONG-TERM CONTRACTS

     Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and revenue, which are recognized in the period in which the revisions are determined. Change orders and settlements are accounted for as changes in estimates in the current period.

     The asset "Costs and estimated earnings in excess of billings", represents revenue recognized in excess of amounts billed and costs incurred in excess of expenses recognized on uncompleted contracts. The liability "Billings in excess of costs and estimated earnings," represents billings in excess of revenue recognized and the accrual of project costs on uncompleted contracts.

                                 TIBURON, INC.

  CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. The Company deposits cash and cash equivalents with high credit quality financial institutions. These deposits may exceed the federally insured limits.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments, including cash and cash equivalents, accounts receivable and accounts payable are carried at cost, which approximates their fair value because of the short-term maturity of these instruments. Based on the borrowing rates currently available to the Company for leases and debt with similar terms, the carrying value of these liabilities approximate fair value.

  CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents and accounts receivable. The Company's accounts receivable are primarily derived from revenue earned from customers located in the United States of America. The Company reviews a customer's credit history before extending credit. Collateral is generally not required against accounts receivable. Customers are primarily government and government affiliated bodies.

     For the year ended June 30, 1999, one customer accounted for 11% of total revenues. For the year ended June 30, 2000 one customer accounted for 16% of total revenues. In the year ended June 30, 2001, there were no customers with revenues greater than 10% of total revenues.

     At June 30, 2000 there were no customers with a balance greater than 10% of total accounts receivable. At June 30, 2001, two customers accounted for 11% and 12% of total accounts receivable, respectively.

  SOFTWARE DEVELOPMENT COSTS

     Costs related to research, design and development of software products are generally expensed as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established up until the time of general release of the product. Based on the Company's product development process, technological feasibility is established upon the completion of a working model. Costs eligible for capitalization, incurred after achieving technological feasibility and before general release of its product, were not significant in the years ended June 30, 1999, 2000 and 2001. Accordingly, all software development costs have been charged to research and development expense in the accompanying consolidated statements of operations.

  PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets as listed below. Leased assets are amortized on a straight-line basis over the life of the lease, or the useful life of the assets, whichever is shorter.

                                 TIBURON, INC.

                                                                ESTIMATED
                                                               USEFUL LIFE
                                                               -----------
Computer equipment..........................................      5 years
Furniture and fixtures......................................      7 years
Purchased software..........................................    3-5 years
Vehicles....................................................      5 years

  LONG-LIVED ASSETS

     The Company monitors events and changes in circumstances that could indicate the carrying amounts of long-lived assets, including intangible assets, may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of the assets will be recovered through non-discounted expected future cash flows. If the assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

  INTANGIBLE ASSETS

     Intangible assets consist primarily of customer lists, which are being amortized on a straight-line basis over five years.

  STOCK-BASED COMPENSATION

     The Company accounts for stock-based compensation arrangements in accordance with provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and FASB Interpretation ("FIN") No. 44, "Accounting for Certain Transactions Involving Stock Compensation and Interpretation of APB Opinion No. 25." FIN No. 44 clarifies the application of APB No. 25 for (a) the definition of employee for purposes of applying APB No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. The Company complies with the disclosure provisions of Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation". Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's Common Stock and the exercise price. SFAS No. 123 defines a "fair value" based method of accounting for an employee stock option or similar equity investment. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services."

     Compensation expense resulting from employee and non-employee stock options are amortized to expense using an accelerated approach over the vesting period of the options in accordance with FIN No. 28.

  STOCK SPLIT

     In March 2000, the Board of Directors authorized a two-for-one split of the Company's Common Stock. All references in the financial statements to the number of shares and per share amounts of the Company's Common Stock have been retroactively restated to reflect the increased number of shares of Common Stock.

  ADVERTISING EXPENSE

     The Company utilizes print advertising, trade shows, seminars and regional marketing development to expand brand and product awareness. All advertising costs are expensed as incurred. Advertising costs

                                 TIBURON, INC.

amounted to $6 for the year ended June 30, 1999, $46 for the year ended June 30, 2000 and $46 for the year ended June 30, 2001.

  INCOME TAXES

     Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or recoverable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

  COMPREHENSIVE INCOME (LOSS)

     Comprehensive income (loss) consists of gains and losses that are not recorded in the statements of operations but instead are recorded directly to shareholders' equity. The Company has no components of comprehensive income
(loss) other then net income (loss) and, accordingly, comprehensive income
(loss) is the same as net income (loss) for all periods presented.

  NET INCOME (LOSS) PER SHARE

     Basic net income (loss) per share attributable to common shareholders is computed by dividing the net income (loss) attributable to common shareholders for the period by the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) attributable to common shareholders for the period by the weighted average number of shares of common and potential common shares outstanding during the period if the effect is dilutive. Potential common shares are composed of incremental shares of common stock issuable upon the exercise of stock options and warrants and upon conversion of preferred stock.

                                 TIBURON, INC.

     The following table sets forth the computation of basic and diluted net income (loss) per share as well as securities that are not included in the diluted net loss per share attributable to common shareholders calculation because to do so would be antidilutive:

                                                       FOR THE YEAR ENDED JUNE 30,
                                                   ------------------------------------
                                                      1999         2000         2001
                                                   ----------   ----------   ----------
Numerator:
  Net income (loss) attributable to common
     shareholders................................  $    1,583   $    2,536   $     (628)
  Preferred stock dividend.......................          17           33           --
  Interest on convertible note...................         116          116           --
                                                   ----------   ----------   ----------
                                                   $    1,716   $    2,685   $     (628)
                                                   ==========   ==========   ==========
Denominator:
  Weighted average common shares.................   3,836,472    3,983,539    4,646,844
  Dilutive effect of warrants....................      30,192      129,170           --
  Convertible note...............................     572,294      476,912           --
  Preferred stock................................     242,038      242,038           --
  Employee stock options.........................     467,077      582,477           --
                                                   ----------   ----------   ----------
                                                    5,148,073    5,414,136    4,646,844
                                                   ==========   ==========   ==========
Net income (loss) per share attributable to
  common shareholders
     Basic.......................................  $     0.41   $     0.64   $    (0.14)
                                                   ==========   ==========   ==========
     Diluted.....................................  $     0.33   $     0.50   $    (0.14)
                                                   ==========   ==========   ==========
Antidilutive securities including options,
  warrants, convertible redeemable preferred
  stock, and unvested common shares subject to
  repurchase not included in net income (loss)
  per share attributable to common
  shareholders...................................     121,200        4,000    1,848,071
                                                   ==========   ==========   ==========

  SEGMENT INFORMATION

     The Company identifies its operating segments based on business activities, management responsibility and geographical location. During the years ended June 30, 1999, 2000 and 2001, the Company operated in a single business segment providing software products and computer systems in the United States of America.

  RECENT ACCOUNTING PRONOUNCEMENTS

     In July 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. Tiburon, Inc. believes that the adoption of SFAS No. 141 will not have a significant impact on its financial position, results of operations or cash flows.

     In July 2001, the FASB issued No. 142, "Goodwill and Other Intangible Assets," which is required for fiscal years beginning after December 15, 2001 and can be early-adopted for fiscal years beginning after March 15, 2001. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized

                                 TIBURON, INC.

intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. Tiburon, Inc. believes that the adoption of SFAS No. 142 will not have a significant impact on its financial position, results of operations or cash flows.

3.  BALANCE SHEET COMPONENTS

                                                                  JUNE 30,
                                                              -----------------
                                                               2000      2001
                                                              -------   -------
ACCOUNTS RECEIVABLE, NET:
  Accounts receivable.......................................  $ 7,340   $ 6,859
  Less: Allowance for contract penalty......................     (166)       --
                                                              -------   -------
                                                              $ 7,174   $ 6,859
                                                              =======   =======
PROPERTY AND EQUIPMENT, NET:
  Computer equipment........................................  $ 3,339   $ 3,637
  Furniture and fixtures....................................    1,681     2,374
  Purchased software........................................    2,037     2,961
  Vehicles..................................................       28        28
                                                              -------   -------
                                                                7,085     9,000
                                                              -------   -------
  Less: Accumulated depreciation and amortization...........   (4,234)   (5,888)
                                                              -------   -------
                                                              $ 2,851   $ 3,112
                                                              =======   =======

     Property and equipment includes $175 of furniture and fixtures under capital leases at June 30, 2000 and 2001. Accumulated amortization of assets under capital leases totaled $137 and $169 at June 30, 2000 and 2001.

                                                                 JUNE 30,
                                                              ---------------
                                                               2000     2001
                                                              ------   ------
INTANGIBLE ASSETS, NET:
  Customer lists............................................  $  503   $  503
  Less: Accumulated amortization............................    (255)    (356)
                                                              ------   ------
                                                              $  248   $  147
                                                              ======   ======
ACCRUED LIABILITIES:
  Payroll and related expenses..............................  $  147   $  884
  Vacation..................................................     829      992
  Accrued contract costs....................................     174      234
  Other.....................................................     546      554
                                                              ------   ------
                                                              $1,696   $2,664
                                                              ======   ======

                                 TIBURON, INC.

4.  INCOME TAXES

     The provision for (benefit of) income taxes consists of the following:

                                                               YEAR ENDED JUNE 30,
                                                             ------------------------
                                                              1999      2000    2001
                                                             -------   ------   -----
CURRENT:
  U.S. federal.............................................  $   115   $  572   $  63
  State and local..........................................      102      164     169
                                                             -------   ------   -----
                                                                 217      736     232
                                                             -------   ------   -----
DEFERRED:
  U.S. federal.............................................      (13)   1,073    (486)
  State....................................................       (2)     163     (77)
  Change in valuation allowance for deferred tax assets....   (1,017)      --      --
                                                             -------   ------   -----
                                                              (1,032)   1,236    (563)
                                                             -------   ------   -----
                                                             $  (815)  $1,972   $(331)
                                                             =======   ======   =====

     The provision for (benefit of) income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory income tax rate to pre-tax income as follows:

                                                               YEAR ENDED JUNE 30,
                                                              ---------------------
                                                               1999    2000   2001
                                                              ------   ----   -----
Federal statutory rate......................................    34.0%  34.0%  (34.0)%
Change in federal deferred taxes............................    (6.3)    --      --
Change in valuation allowance...............................  (134.3)    --      --
State taxes, net of federal benefits........................     8.6    6.4     6.7
Tax credits.................................................   (11.9)  (1.9)  (19.4)
Non-deductible acquisition..................................      --     --    12.4
Other.......................................................     5.9    4.7    (2.2)
                                                              ------   ----   -----
                                                              (104.0)% 43.2%  (36.5)%
                                                              ======   ====   =====

                                 TIBURON, INC.

     Deferred tax assets (liabilities) consist of the following:

                                                                JUNE 30,
                                                              -------------
                                                              2000    2001
                                                              -----   -----
DEFERRED TAX ASSETS:
  Net operating loss and credit carryforwards...............  $ 131   $ 334
  Other reserves............................................     66      --
  Accruals and allowances...................................    370     610
                                                              -----   -----
     Gross deferred tax assets..............................    567     944
                                                              -----   -----
DEFERRED TAX LIABILITIES:
  Depreciation..............................................   (168)    177
  Income recognition method.................................   (603)   (762)
                                                              -----   -----
                                                               (771)   (585)
                                                              -----   -----
     Net deferred tax asset (liability).....................  $(204)  $ 359
                                                              =====   =====

     At June 30, 2001, the Company evaluated available evidence relating to the future realization of deferred tax assets. Based upon the level of taxable income generated during the fiscal year ended June 30, 2000 and 2001, and the Company's forecast for taxable income for the fiscal year ending June 30, 2002, management concluded that realization of the deferred tax return asset at June 30, 2001, was more likely than not.

5.  BORROWINGS

     Borrowings and other obligations are as follows:

                                                                 JUNE 30,
                                                              ---------------
                                                               2000     2001
                                                              -------   -----
Bank line of credit bearing interest at the rate of 1% per
  annum over the bank's reference rate (10.5% at June 30,
  2000), collateralized by Company assets, subject to
  certain financial covenants, due and settled January 2,
  2001......................................................  $ 3,046   $  --
Bank line of credit bearing interest at the rate of 1.25%
  per annum over the bank's reference rate (6.75% at June
  30, 2001), collateralized by Company assets, subject to
  certain financial covenants, due March 31, 2002...........       --     500
                                                              -------   -----
                                                                3,046     500
                                                              -------   -----
Less: Current portion.......................................   (3,046)   (500)
                                                              -------   -----
                                                              $    --   $  --
                                                              =======   =====

     In May 2001, the Company obtained a line of credit in the amount of $4,000 bearing interest at the rate of 1.25% per annum over the bank's reference rate (6.5% at June 30, 2001). The line is collateralized by Company assets, is subject to certain financial covenants and has a maturity date of December 2, 2001. There were no borrowings under this line of credit outstanding at June 30, 2001.

6.  COMMITMENTS

  SETTLEMENT OBLIGATION

     In February 1997, the Company reached a settlement agreement relating to a licensing arrangement with a third party software vendor. The settlement agreement provided for a one-time initial license fee of $950

                                 TIBURON, INC.

paid by the Company's insurance provider, a promissory note from the Company of $550 bearing interest at the rate of 9% per annum, which was paid in February 1998, and an interest free note payable in the amount of $1,200 to be paid by the Company in annual installments ranging from $100 to $234 through February 2003. As of June 30, 2001 $500 remains outstanding on the obligation.

  LEASES

     The Company leases office space and equipment under noncancelable operating and capital leases with various expiration dates through June 30, 2009. Rent expense for the years ended June 30, 1999, 2000 and 2001 totaled $1,640, $1,771 and $2,272, respectively.

     Future minimum lease payments under noncancelable operating and capital leases, including lease commitments entered into subsequent to June 30, 2001, under noncancelable operating leases are as follows:

                                                              CAPITAL   OPERATING
YEAR ENDING JUNE 30,                                          LEASES     LEASES
--------------------                                          -------   ---------
2002........................................................    $7       $2,088
2003........................................................     1        2,036
2004........................................................    --        1,849
2005........................................................    --        1,188
2006........................................................    --          695
Thereafter..................................................    --        1,255
                                                                --       ------
Total minimum lease payments................................     8       $9,111
                                                                         ======
Less: Amount representing interest..........................     1
Present value of capital lease obligations..................     7
Less: Current portion.......................................     6
                                                                --
          Long-term portion of capital lease obligations....    $1
                                                                ==

7.  REDEEMABLE CONVERTIBLE PREFERRED STOCK

     The Company has three series of cumulative convertible preferred stock:
6.0%, 6.5% and 7.5% (the "Preferred Stock") consisting of the following:

                                             AT JUNE 30, 2000                         AT JUNE 30, 2001
                                  --------------------------------------   --------------------------------------
                                           SHARES                                   SHARES
                                  ------------------------   LIQUIDATION   ------------------------   LIQUIDATION
SERIES                            AUTHORIZED   OUTSTANDING     AMOUNT      AUTHORIZED   OUTSTANDING     AMOUNT
------                            ----------   -----------   -----------   ----------   -----------   -----------
6.0%............................    10,000        3,334         $333         10,000         3,334       $  333
6.5%............................    25,000        1,400          140         25,000            --           --
7.5%............................        --           --           --        520,833       520,833        3,000
                                    ------        -----         ----        -------       -------       ------
                                    35,000        4,734         $473        555,833       524,167       $3,333
                                    ======        =====         ====        =======       =======       ======

     In May 2001, the Company and its shareholders entered into the following agreements with CompuDyne Corporation ("CompuDyne").

     In June 2001, the Company sold 520,833 shares of 7.5% Cumulative Convertible Preferred Shares, with a par value of $5.76, for an aggregate purchase price of $3.0 million and issuance costs of $332.

     CompuDyne signed an agreement to purchase 625,000 shares of common stock in Tiburon, Inc. from certain of its shareholders. This is approximately 13.5% of the issued and outstanding shares of Common Stock. The shares have been acquired for a value of $4.80 per share, resulting in a total purchase price of $3.0 million.

                                 TIBURON, INC.

     In addition, certain shareholders issued CompuDyne an option to purchase 87% of the remaining outstanding common stock of the Company, at which time the Company would be merged into a subsidiary of CompuDyne.

     CompuDyne has notified the Company of its intent to exercise this option and the merger is expected to close during the Company's 2002 fiscal year.

     The holders of the Preferred Stock have various rights and preferences as follows:

  VOTING

     The 6.0% Preferred Stock has no voting rights. Each holder of 6.5% and 7.5% Preferred Stock has voting rights equal to an equivalent number of shares of Common Stock into which it is convertible and votes together as one class with the Common Stock.

     The Company must obtain approval from a majority of the holders of the 6.0%, 6.5% and 7.5% Preferred Stock in order to alter the Articles of Incorporation to adversely affect the Preferred Stock.

  DIVIDENDS

     Holders of 6.0% and 6.5% Preferred Stock are entitled to receive cumulative dividends at the per annum rate of 6.0% and 6.5% of the liquidation preference, respectively, to be paid semi-annually in June and December when and as declared by the Board of Directors. The holders of 6.0% and 6.5% Preferred Stock will also be entitled to participate in dividends on Common Stock, when and if declared by the Board of Directors, based on the number of shares of Common Stock held on an as-if converted basis.

     Holders of 7.5% Preferred Stock are entitled to receive cumulative dividends at the per annum rate of 7.5% of the liquidation preference of such share, payable in equal quarterly payments in March, June, September and December when and as declared by the Board of Directors. Holders of the 7.5% Preferred Stock will also be entitled to participate in dividends on Common Stock, when and if declared by the Board of Directors, based on the number of shares of Common Stock held on an as-if converted basis.

  LIQUIDATION

     In the event of any liquidation, dissolution or winding up of the Company, the holders of the 6.0%, 6.5% and 7.5% Preferred Stock are entitled to receive an amount equal to the liquidation preference as of the date the Company is deemed to be dissolved. The remaining assets, if any, shall be distributed to the holders of Common Stock. Should the Company's legally available assets be insufficient to satisfy the liquidation preferences, the funds will be distributed ratably to the holders of the 6.0%, 6.5% and 7.5% Preferred Stock.

  CONVERSION

     Each share of 6.0% and 6.5% Preferred Stock is convertible, at the option of the holder, according to a conversion ratio, subject to adjustment for dilution, at any time on or after the closing of a sale of the Company's Common Stock in a public offering, any time during the 30 day period before the redemption date or on either July 31, 2003 or within 20 days of the effective time of any merger of the Corporation where the Corporation is not the surviving entity for 6.0% Preferred Stock or any time during the 15 day period before the redemption date for 6.5% Preferred Stock.

     Each share of 7.5% Preferred Stock is convertible, at the option of the holder, at any time on or after the closing of any sale of the Company's Common Stock in a public offering. Initially, one share of 7.5% Preferred Stock will be convertible into one share of Common Stock. This conversion rate will be subject to adjustment as described in the Amended Articles.

                                 TIBURON, INC.

     Each share of 7.5% Preferred Stock shall be cancelled, and no payment shall be made at the effective time of a merger with CompuDyne.

     At June 30, 2001, the Company reserved 190,838, 0 and 35,840 shares of Common Stock for the conversion of 6.0%, 6.5% and 7.5% Cumulative Convertible Preferred Stock, respectively.

  REDEMPTION

     Each holder of 6.0% Preferred Stock may, on December 31, 2001, require the Company to redeem each share of its 6.0% Preferred Stock at the liquidation preference. Any share of 6.0% Preferred Stock that has not been converted or redeemed as of the redemption date, may, at the option of the Company, be redeemed up to 60 days after the redemption date.

     Each holder of 6.5% Preferred Stock may, on June 1, 2000, June 1, 2001 and June 1, 2002, require the Company to redeem each share of its 6.5% Preferred Stock at the liquidation price. Any share of 6.5% Preferred Stock, subject to conversion rights, could be redeemed, at the option of the Company, upon providing at least 30 days written notice to the stockholders. On May 10, 2001, the Company redeemed 30% or 600 shares of the outstanding 6.5% preferred stock at $100 par value per share for a total consideration of $60. The remaining 40% or 800 shares of the outstanding 6.5% Preferred Stock were also redeemed at an agreed upon price of $90 per share for a total consideration of $72.

     Each holder of 7.5% Preferred Stock, may on June 19, 2003, June 19, 2004 and June 19, 2005, require the Company to redeem each share of 7.5% Preferred Stock for $1,000 plus any accrued and unpaid dividends on the outstanding shares of 7.5% Preferred Stock as of that date.

8.  COMMON STOCK

  WARRANTS FOR COMMON STOCK

     In connection with a convertible promissory note the Company issued warrants to purchase 150,000 shares of Common Stock for $2.50 per share in June 1997. Such warrants are outstanding at June 30, 2001 and expire in December 2006.

     On November 3, 1999, the Company signed a letter of intent with a financial institution stating that on June 1, 2000, the financial institution would lend the Company an additional $750 increasing the balance under the convertible note to $2,250. In association with the note payable, the Company issued warrants to the financial institution to purchase 250,000 shares of Common Stock for an exercise price of $3.12. If on or before May 30, 2000, the Company elected not to proceed with the note then the number of shares purchasable under the warrant would be reduced to 50,000.

     In April 2000, the Company elected not to increase the amount of the convertible note payable and the financial institution agreed to convert the outstanding note of $1,500 into 572,294 shares of Common Stock. The number of warrants was reduced to 50,000 with an exercise price of $3.12 per warrant.

9.  STOCK OPTION PLANS

     In 1994, the Company adopted the 1994 Incentive Stock Option Plan (the "Plan"). The Plan provides for the granting of stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options ("NSO") may be granted to Company employees and consultants. The Company has reserved 1,623,080 shares of Common Stock for issuance under the Plan.

                                 TIBURON, INC.

     Options under the Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. To date, options granted generally vest over five years.

     Activity under Plan during the years ended June 30, 1999, 2000 and 2001 was as follows:

                                          1999                  2000                   2001
                                   ------------------   --------------------   --------------------
                                             WEIGHTED               WEIGHTED               WEIGHTED
                                             AVERAGE                AVERAGE                AVERAGE
                                   SHARES     PRICE      SHARES      PRICE      SHARES      PRICE
                                   -------   --------   ---------   --------   ---------   --------
Options outstanding at July 1....  794,400    $1.47       816,200    $1.62     1,068,900    $2.47
  Options granted................   59,000     3.41       255,000     5.21       280,000     7.70
  Options exercised..............       --       --            --       --      (373,000)    0.50
  Options canceled...............  (37,200)    1.25        (2,300)    5.00       (39,500)    5.21
                                   -------    -----     ---------    -----     ---------    -----
Outstanding at June 30...........  816,200     1.62     1,068,900     2.47       936,400     4.70
                                   -------    -----     ---------    -----     ---------    -----
Options exercisable at June 30...  555,680    $0.87       645,960    $1.20       420,040    $3.19
                                   =======    =====     =========    =====     =========    =====

                                           OPTIONS OUTSTANDING AT JUNE 30, 2001
                                           -------------------------------------
                                                           WEIGHTED                OPTIONS EXERCISABLE AT
                                                           AVERAGE                     JUNE 30, 2001
                                                          REMAINING                ----------------------
EXERCISE                                     NUMBER      CONTRACTUAL    EXERCISE     NUMBER      EXERCISE
PRICE                                      OUTSTANDING   LIFE (YEARS)    PRICE     OUTSTANDING    PRICE
--------                                   -----------   ------------   --------   -----------   --------
$0.50....................................    100,000         0.5         $0.50       100,000      $0.50
$1.83....................................    162,000         2.5         $1.83       130,000      $1.83
$2.50....................................     10,000         3.4         $2.50         6,000      $2.50
$3.13....................................     50,000         4.3         $3.13        20,000      $3.13
$5.00....................................    122,400         3.7         $5.00        68,240      $5.00
$5.18....................................    209,000         5.0         $5.18        41,800      $5.18
$7.70....................................    283,000         6.0         $7.70        54,000      $7.70
                                             -------                                 -------
                                             936,400         4.2         $4.70       420,040      $3.19
                                             =======                                 =======

  FAIR VALUE DISCLOSURES

     The Company has adopted the disclosure-only provisions of SFAS No. 123. Had the Company recorded compensation expense based on the estimated grant-date fair value, as defined by SFAS No. 123, for awards

                                 TIBURON, INC.

granted under the Plan, the Company's net income (loss) would have been adjusted to the pro forma amounts indicated below:

                                                              1999     2000     2001
                                                             ------   ------   ------
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON SHAREHOLDERS:
  As reported..............................................  $1,583   $2,536   $ (628)
  Pro forma................................................  $1,536   $2,319   $ (931)
NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO COMMON
  SHAREHOLDERS -- BASIC
  As reported..............................................  $ 0.41   $ 0.64   $(0.14)
  Pro forma................................................  $ 0.40   $ 0.58   $(0.20)
NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO COMMON
  SHAREHOLDERS -- DILUTED
  As reported..............................................  $ 0.33   $ 0.50   $(0.14)
  Pro forma................................................  $ 0.32   $ 0.46   $(0.20)

     The impact on pro forma net income (loss) and pro forma net income (loss) per share attributable to common shareholders in the tables above may not be indicative of the effect in future years as options vest over several years and the Company continues to grant stock options to new and existing employees.

     The Company calculated the fair value of each option grant on the date of grant using the minimum value method with the following assumptions: dividend yield at 0%; weighted average expected option term of five years; risk free interest rate of 4.54%, 5.45% and 4.88% for the years ended June 30, 1999, 2000 and 2001, respectively. The weighted average fair value of options granted during 1999, 2000 and 2001 was $1.02, $1.20 and $1.67 per share, respectively.

10.  EMPLOYEE BENEFIT PLANS

     The Company maintains a 401(k) plan and an employee stock ownership plan ("ESOP"). Both plans exclude:

          a. Employees whose employment is governed by a collective bargaining agreement, unless such agreement expressly provides for participation in the Company's plans, and

          b. Certain non-resident aliens who have no earned income from sources within the United States.

     For both plans, eligible employees become participants on the first day of the month coinciding with, or next following, the date on which all eligibility requirements are met.

  TIBURON, INC. 401(K) PLAN

     The 401(k) Plan covers all non-excluded employees who have attained the age of 18 and allows employees to contribute a portion of their compensation into the Plan. The Plan provides for a discretionary contribution by the Company which, for 1999, 2000 and 2001, was not made.

  TIBURON, INC. EMPLOYEE STOCK OWNERSHIP PLAN

     During 1995, the 401(k) Plan was amended to allow for two forms of Company contributions. The first is a matching contribution to be made to the ESOP, based on 401(k) elections made by employees. The second is a discretionary contribution which, through June 30, 2001, has not been made. The ESOP was determined by the IRS to be a qualified plan under Section 401(a) as defined by
Section 4975(e)(7) of the Internal Revenue Code, and was adopted effective January 1, 1995 by resolution of the Company's Board of Directors.

                                 TIBURON, INC.

The Company contributed, $294, $483 and $261 to the ESOP Plan for the years ended June 30, 1999, 2000 and 2001, respectively.

     During the year ended June 30, 2000 and June 30, 2001, the ESOP purchased 79,310 and 45,466 shares of Company stock for $248 and $350, respectively.

  POST-RETIREMENT HEALTH CARE BENEFIT

     On June 11, 2001, the Company entered into an agreement with an employee to provide post-retirement medical aid and dental benefits for a period up to 10 years.

     The Company will recognize the present value of approximately $43 evenly over the 3-year period in which these benefits are earned.

11.  ACQUISITION

     On July 18, 2000, an asset purchase agreement was executed between Tiburon, Inc. and Progressive Solutions Software, Inc. ("PSI"), to acquire certain assets and liabilities.

     The purchase consideration of $1,149 was paid for through the issuance of 65,000 preference shares of Tiburon's subsidiary and the assumption of certain of PSI's liabilities. Certain of the liabilities assumed were settled by Tiburon at less than their original value and the purchase consideration has been adjusted to reflect the fair value of these liabilities. The preference shares were converted into 56,276 shares of common stock, and have been included in the purchase consideration at a value of $4.80 per share of common stock.

     The purchase consideration has been allocated to the fair value of the assets acquired with $100 to tangible fixed assets and the remaining balance of $1,049 allocated to acquired software. This software will be depreciated on a straight-line basis over a 5-year period.

12.  RESTRUCTURING

     On October 17, 2000, the Company announced a strategic restructuring directed toward reducing costs. This restructuring involved a reduction in total headcount by approximately 80 employees in areas of services and other, research and development and general and administrative. The Company took a charge of approximately $155 for severance costs in connection with the termination of these employees. As of June 30, 2001, all restructuring charges have been paid.

                                   APPENDIX B

                                 TIBURON, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                               UNAUDITED     UNAUDITED
                                                               6/30/2001     12/31/2001
                                                              -----------   ------------
                                                                (IN THOUSANDS, EXCEPT
                                                              SHARE AND PER SHARE DATA)
                                         ASSETS
  Current assets:
  Cash and cash equivalents.................................    $ 2,008        $ 2,185
  Accounts receivable, net..................................      6,859          6,799
  Costs and estimated earnings in excess of billings........     11,388         11,635
  Other current assets......................................        157            433
  Income tax receivable.....................................      1,737          1,737
  Deferred tax assets.......................................        433             --
                                                                -------        -------
          Total current assets..............................     22,582         22,789
Property and equipment, net.................................      3,112          2,482
Deferred tax assets.........................................        511            511
Intangible assets, net......................................        147             97
Other assets................................................        126            135
                                                                -------        -------
                                                                  3,896          3,225
                                                                $26,478        $26,014
                                                                =======        =======

  The accompanying notes are an integral part of these consolidated financial statements.

                                 TIBURON, INC.
                   CONSOLIDATED BALANCE SHEETS -- (CONTINUED)

                                                               UNAUDITED     UNAUDITED
                                                               6/30/2001     12/31/2001
                                                              -----------   ------------
                                                                (IN THOUSANDS, EXCEPT
                                                              SHARE AND PER SHARE DATA)
            LIABILITIES, REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY
Current liabilities:
  Borrowings, current.......................................    $   500        $   167
  Settlement obligation, current............................        225            225
  Accounts payable..........................................        639            927
  Accrued liabilities.......................................      2,664          2,598
  Capital lease obligations, current........................          6              4
  Billings in excess of cost and estimated earnings.........      9,445          7,084
  Deferred tax liabilities..................................        585            152
  Deferred revenues.........................................      3,507          5,478
                                                                -------        -------
          Total current liabilities.........................     17,571         16,635
  Settlement obligation, long-term..........................        225            225
  Accrued rent payable, long-term...........................        240            254
  Capital lease obligation, long-term.......................          1              0
                                                                -------        -------
                                                                 18,037         17,114
                                                                -------        -------
Redeemable Convertible Preferred Stock:
  6.0% Cumulative Convertible Preferred Stock: $100 par
     value; 10,000 shares authorized; 3,334 shares issued
     and outstanding at June 30, 2001 and December 31, 2001,
     respectively (liquidation preference of $333 at
     December 31, 2001).....................................        333            333
  7.5% Cumulative Convertible Preferred Stock: $5.76 par
     value; 520,833 shares authorized; 520,833 shares issued
     and outstanding at June 30, 2001 and December 31, 2001,
     respectively (liquidation preference of $3,000 at
     December 31, 2001).....................................      3,000          3,000
                                                                -------        -------
                                                                  3,333          3,333
                                                                -------        -------
Shareholders' equity:
  Common stock: $0.05 par value; 20,000,000 shares
     authorized; 4,984,369 and 5,073,952 shares issued and
     outstanding at June 30, 2001 and December 31, 2001
     respectively...........................................        248            252
  Additional paid-in capital................................      3,253          3,244
  Retained earnings.........................................      1,607          2,071
                                                                -------        -------
          Total shareholders' equity........................      5,108          5,567
                                                                -------        -------
                                                                $26,478        $26,014
                                                                =======        =======

  The accompanying notes are an integral part of these consolidated financial statements

                                 TIBURON, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               SIX MONTH PERIODS ENDED
                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 2000          2001
                                                              -----------   -----------
                                                               UNAUDITED     UNAUDITED
REVENUES:
  System sales..............................................  $   14,445    $   13,690
  Services and other........................................       6,420         7,761
                                                              ----------    ----------
          Total revenues....................................      20,865        21,451
                                                              ----------    ----------
COST OF REVENUES:
  System sales..............................................       9,333         9,188
  Services and other........................................       4,669         3,948
                                                              ----------    ----------
          Total cost of revenues............................      14,002        13,136
                                                              ----------    ----------
Gross profit................................................       6,863         8,315
                                                              ----------    ----------
OPERATING EXPENSES:
  Research and development..................................       2,488         2,445
  Sales and marketing.......................................       2,216         1,587
  General and administrative................................       3,246         2,935
  Restructuring costs.......................................         155           229
                                                              ----------    ----------
          Total operating expenses..........................       8,105         7,196
                                                              ----------    ----------
Income (loss) from operations...............................      (1,242)        1,119
OTHER INCOME (EXPENSES):
Interest income and other income net........................          56            30
  Interest expense..........................................        (232)          (18)
  Merger and acquisition cost...............................          --          (202)
                                                              ----------    ----------
Net income (loss) before income taxes.......................      (1,418)          929
Provision for (benefit of) income taxes.....................        (516)          343
                                                              ----------    ----------
Net income (loss)...........................................        (902)          586
Preferred stock dividend....................................         (25)         (123)
                                                              ----------    ----------
Net income (loss) attributable to common shareholders.......  $     (927)   $      463
                                                              ----------    ----------
Net income (loss) per share attributable to common
  shareholders -- basic.....................................  $    (0.20)   $     0.09
                                                              ----------    ----------
Net income (loss) per share attributable to common
  shareholders -- diluted...................................  $    (0.20)   $     0.09
                                                              ----------    ----------
Weighted average shares -- basic............................   4,568,755     4,987,355
                                                              ----------    ----------
Weighted average shares -- diluted..........................   4,568,755     5,390,215
                                                              ----------    ----------

  The accompanying notes are an integral part of these consolidated financial statements.

                                 TIBURON, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   SIX MONTH ENDED
                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 2000          2001
                                                              -----------   -----------
                                                              (UNAUDITED)   (UNAUDITED)
                                                                   (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................    $  (902)      $   586
  Adjustments to reconcile net income (loss) to net cash
  (used in) provided by operating activities:
     Depreciation and amortization..........................        858           906
     Loss from disposal of equipment........................         20             9
     Allowance for contract penalty.........................       (166)           --
     Changes in operating assets and liabilities:
       Accounts receivable..................................       (331)           60
       Cost and estimated earnings in excess of billings....       (867)         (247)
       Other current assets.................................        121          (275)
       Income tax receivable................................       (481)           --
       Other assets.........................................         52            (9)
       Accounts payable.....................................       (240)          289
       Accrued liabilities..................................       (200)          (66)
       Billings in excess of cost and estimated revenues....        990        (2,362)
       Deferred revenues....................................        943         1,971
       Accrued rent payable.................................        144            14
                                                                -------       -------
          Net cash (used in) provided by operating
            activities......................................        (59)          876
                                                                -------       -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment........................       (524)         (241)
  Proceeds from the sale of equipment.......................          9             6
  Purchase of PSI software and equipment....................       (879)           --
                                                                -------       -------
          Net cash used in investing activities.............     (1,394)         (235)
                                                                -------       -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from issuance of 7.5% Preferred Stock........         --            (6)
  Net increase (decrease) in line of credit.................      1,083          (333)
  Payments on capital leases................................        (31)           (3)
  Preferred Stock dividends.................................        (29)         (122)
                                                                -------       -------
          Net cash provided by (used in) financing
            activities......................................      1,023          (464)
Net increase (decrease) in cash and cash equivalents........       (430)          177
Cash and cash equivalents at beginning of year..............      3,254         2,008
                                                                -------       -------
Cash and cash equivalents at the end of the year............    $ 2,824       $ 2,185
                                                                =======       =======
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for income taxes................................    $    36       $    59
                                                                =======       =======
  Cash paid for interest....................................    $   232       $    18
                                                                =======       =======

  The accompanying notes are an integral part of these consolidated financial statements.

                                 TIBURON, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1) THE COMPANY

     Tiburon, Inc., provides software products and computer systems as well as computer programming and systems engineering services to public safety and criminal justice entities. The Company is incorporated in the State of Virginia.

     In the opinion of management, the accompanying unaudited consolidated financial statements reflect all necessary adjustments and reclassifications (all of which are of a normal, recurring nature) that are necessary for fair presentation for the periods presented. It is suggested that these consolidated financial statements be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this document.

2) RECENT ACCOUNTING PRONOUNCEMENTS

     In July 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS NO. 141 requires the purchase method of accounting for business combination initiated after June 30, 2001 and eliminates the pooling-of-interests method. The adoption of SFAS No. 141 had no effect on the Company's financial position, results of operations or cash flows.

     In July 2001, the FASB issued No. 142, "Goodwill and Other Intangible Assets," which is required for fiscal years beginning after December 15, 2001 and can be early adopted for fiscal years beginning after March 15, 2001. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. Management has not yet determined the impact that the adoption of this statement will have on the Company's financial statements.

     During October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and replaces accounting and reporting provisions of APB Opinion No. 30, "Reporting Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," as it relates to the disposal of a segment of a business. SFAS No. 144 requires the use of a single accounting model for long-lived assets to be disposed of by sale, including discontinued operations, by requiring those long-lived assets to be measured at the lower of carrying amount or fair value less costs to dispose. The impairment recognition and measurement provisions of SFAS No. 121 were retained for all long-lived assets to be held and used with the exception of goodwill. The Company is required to adopt this standard on July 1, 2001. Management has not yet determined the impact that the adoption of this statement will have on the Company's financial statements.

3) NET INCOME (LOSS) PER SHARE

     Basic net income (loss) per share attributable to common shareholders is computed by dividing the net income (loss) attributable to common shareholders for the period by the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) attributable to common shareholders for the period by the weighted average number of shares of common and potential common shares outstanding during the period if the effect is dilutive. Potential common shares are composed of incremental shares of common stock issuable upon the exercise of stock options and warrants and upon conversion of preferred stock.

                                 TIBURON, INC.

     The following table sets forth the computation of basic and diluted net income (loss) per share as well as securities that are not included in the diluted net loss per share attributable to common shareholders calculation because to do so would be antidilutive:

                                                              FOR THE SIX MONTHS ENDED
                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 2000          2001
                                                              -----------   -----------
Numerator:
  Net income (loss) attributable to common shareholders.....  $     (927)   $      463
  Preferred stock dividend..................................          --            10
                                                              ----------    ----------
                                                              $     (927)   $      473
Denominator:
  Weighted average common shares............................   4,568,755     4,987,355
  Dilutive effect of warrants...............................          --        89,375
  Preferred stock...........................................          --       190,838
  Employee stock options....................................          --       122,647
                                                              ----------    ----------
                                                               4,568,755     5,390,215
                                                              ==========    ==========
Net income (loss) per share attributable to Common
  shareholder's
  Basic.....................................................  $    (0.20)   $     0.09
                                                              ==========    ==========
  Diluted...................................................  $    (0.20)   $     0.09
                                                              ==========    ==========
Antidilutive securities including options, warrants,
  convertible redeemable preferred stock, and unvested
  common shares subject to repurchase not included in net
  income (loss) per share attributable to common
  shareholders..............................................   1,760,078     1,192,109
                                                              ==========    ==========

     No cash dividends have ever been paid on the Company's common stocks.

4) COMMITMENTS

  SETTLEMENT OBLIGATION

     In February 1997, the Company reached a settlement agreement relating to a licensing arrangement with a third party software vendor. The settlement agreement provided for a one-time initial license fee of $950 paid by the Company's insurance provider, a promissory note from the Company of $550 bearing interest at the rate of 9% per annum, which was paid in February 1998, and an interest free note payable in the amount of $1,200 to be paid by the Company in annual installments ranging from $100 to $234 through February 2003. As of December 31, 2001, $500 remains outstanding in the obligation.

  LEASES

     The Company leases office space and equipment under noncancelable operating and capital leases with various expiration dates through June 30, 2009. Rent expense for the periods ended December 31, 2000 and 2001 totaled $1,131 and $1,111, respectively.

                                 TIBURON, INC.

     Future minimum lease payments under noncancelable operating and capital leases, including lease commitments entered into subsequent to June 30, 2001, under noncancelable operating leases are as follows:

                                                              CAPITAL   OPERATING
YEAR ENDING JUNE 30,                                          LEASES     LEASES
--------------------                                          -------   ---------
2002........................................................    $3       $1,040
2003........................................................     1        2,036
2004........................................................    --        1,849
2005........................................................    --        1,188
2006........................................................    --          695
Thereafter..................................................    --        1,255
                                                                --       ------
Total minimum lease payments................................     4       $8,063
                                                                         ------
Less: Amount representing interest..........................    --
                                                                --
Present value of capital lease obligations..................     4
Less: Current portion.......................................     3
                                                                --
          Long-term portion of capital lease obligations....    $1
                                                                --

5) RESTRUCTURING

     Tiburon incurred approximately $229 of non-recurring restructuring charges during the six months ended December 31, 2001. The charges reflect the estimated costs associated with the termination of two employees upon completion of the proposed acquisition of the Company by CompuDyne Corporation.

                                   APPENDIX C

              FAIRNESS OPINION OF SANSOME STREET APPRAISERS, INC.

                  [SANSOME STREET APPRAISERS, INC. LETTERHEAD]

March 13, 2002

Board of Directors
Tiburon, Inc.
39350 Civic Center Drive
Fremont, California 94538

Attn: Mr. Bruce A. Kelling

Gentlemen:

     You have requested that Sansome Street Appraisers, Inc. ("SSA") provide you with its opinion as to the fairness, from a financial point of view, of the consideration to be paid by CompuDyne Corporation ("CompuDyne") to the shareholders of Tiburon, Inc. (the "Shareholders") in connection with the pending transaction wherein all of the remaining issued and outstanding common stock of Tiburon, Inc. (the "Company") will be acquired by CompuDyne Corporation ("CompuDyne") pursuant to a Plan of Merger dated as of May 10, 2001 as amended in the First Amendment to the Agreement and Plan of Merger (the "Amended Plan of Merger") dated as of January 25, 2002 by and among CompuDyne Corporation, New Tiburon, Inc. (a merger subsidiary of CompuDyne Corporation) and Tiburon, Inc.

     CompuDyne Corporation (Nasdaq: CDCY) provides sophisticated security products, integration and technology for the public security markets. Tiburon, Inc. provides software to the public safety and justice markets.

     CompuDyne Corporation acquired 624,996 shares of Tiburon, Inc. on June 19, 2001 in the first stage of a merger plan. On July 10, 2001, CompuDyne Corporation issued a Notice of Merger Election indicating its intention to acquire the remaining issued and outstanding common stock of Tiburon, Inc.

     According to the Amended Plan of Merger, the balance of Tiburon, Inc.'s stock not already owned by CompuDyne Corporation will be acquired for a mix of cash and CompuDyne common stock. The stock percentage is expected to be 50% but may range up to 65% at CompuDyne's option. The cash portion of the purchase will be based on a price per Tiburon share of $4.80 plus increments depending on the length of time that passes between the initiation of the transaction in July of 2001 and the closing. If the transaction closes in May 2002, the cash price per Tiburon share is expected to be $5.17. The exchange ratio for stock will be based on the cash price divided by an $11.00 valuation for CompuDyne shares, equivalent to $5.17/$11.00 or .47 CompuDyne shares per Tiburon share if the transaction is completed in May.

     For illustration purposes, the table below sets forth the economic value of the transaction to the Shareholders on a cash basis at minimum and maximum cash-stock levels as of March 12, 2002 with CompuDyne Corporation common stock being valued at $12.71 per share, the closing price on Nasdaq as of that date. In this case, the stated cash price per share of Tiburon, Inc. common stock would be $5.07 and the exchange ratio for the CompuDyne stock portion of this transaction would be .4609 ($5.07/$11.00).

                     [SANSOME STREET APPRAISERS, INC. LOGO]

Tiburon, Inc.
March 13, 2002
Page  2

                     TIBURON, INC. -- COMPUDYNE CORPORATION
           ANALYSIS OF ECONOMIC VALUE TO SHAREHOLDERS, MARCH 12, 2002

                              ECONOMIC VALUE
 PERCENTAGE    --------------------------------------------
-------------                                    TOTAL
CASH    STOCK   CASH      +    STOCK     -   ECONOMIC VALUE
----    -----  -------   ---  -------   ---  --------------
50%      50%   $2.5350    +   $2.9290    -      $5.4640
35%      65%   $1.7745    +   $3.8077    -      $5.5822

     In its role as a financial advisor to the Board of Directors and shareholders of Tiburon, Inc., and in reaching its conclusions and rendering its opinion in this matter, Sansome Street Appraisers, Inc. has among other things:

   1. Had numerous conversations and discussions with various members of management from Tiburon, Inc. and their financial and legal advisors to review the terms of the proposed transaction and to review the past operating results and the future prospects of Tiburon, Inc. We last visited with the senior management of Tiburon, Inc. at their corporate offices in Fremont, California on February 20, 2002.

   2. Reviewed the Audited Consolidated Financial Statements of Tiburon, Inc. as of June 30, 1998-2001 and the unaudited internally prepared financial statements of Tiburon, Inc. for the six month period ended December 31, 2001.

   3. Reviewed the "Minority Interest Fair Market Value Appraisal of the Common Stock of Triburon, Inc. for Employee Stock Ownership Plan Purposes as of December 31, 2001" prepared by Ireland Associates, an affiliate of Sansome Street Appraisers, Inc.

   4. Reviewed the "Letter of Transmittal -- Offer of CompuDyne Corporation to Purchase Shares of Tiburon, Inc. Common Stock" and the related "Endorsement" document.

   5. Reviewed "Notice of Special Meeting of Shareholders, June 11, 2001, Tiburon, Inc." dated May 17, 2001, to amend and restate Articles of Incorporation including the Information Statement and related Exhibits.

   6. Reviewed "Summary Description of the Agreements Among CompuDyne Corporation, Tiburon, Inc. and Tiburon's Major Shareholders" dated May 17, 2002.

   7. Reviewed Securities and Exchange Commission Filings by CompuDyne Corporation, undated draft Form S-4, distributed March 2002.

   8. Reviewed Disclosure Letter of CompuDyne Corporation dated May 10, 2001.

   9. Reviewed Disclosure Letter of Tiburon, Inc. dated May 9, 2001.

  10. Reviewed Supplement to Tiburon, Inc.'s May 9, 2001 Disclosure Letter dated June 19, 2001.

                     [SANSOME STREET APPRAISERS, INC. LOGO]

Tiburon, Inc.
March 13, 2002
Page  3

  11. Reviewed CompuDyne Corporation and Tiburon, Inc. Closing of Common stock Purchase Agreement and 7.5% Cumulative Convertible Preferred Stock Purchase Agreement, Volumes 1, 2 and 3, as well as the Plan of Merger dated May 10, 2001 as amended in the First Amendment to the Agreement and Plan of Merger dated January 25, 2002 by and among CompuDyne Corporation, New Tiburon, Inc. (a merger subsidiary of CompuDyne Corporation) and Tiburon, Inc.

  12. Reviewed CompuDyne Notice of Merger Election dated July 10, 2001.

  13. Reviewed the trading history of the stock of CompuDyne Corporation on the NASDAQ market from October 1, 2001 through the date of this letter.

  14. Conducted such other studies, analyses, inquiries and investigations as we deemed necessary and appropriate for the purpose of this opinion.

     Sansome Street Appraisers, Inc. is an independent valuation firm not affiliated with CompuDyne which for compensation engages in the business of advising others as to the value of properties, businesses and securities, and in the course of that business is regularly involved in the appraisal of the securities of closely held corporations as well as providing fairness opinions and adequate consideration letters in connection with mergers and acquisitions. The qualifications of Sansome Street Appraisers, Inc. are set forth in Appendix I of this opinion letter.

     Sansome Street Appraisers, Inc.'s analysis and its opinion assume the accuracy and completeness of the information and representations provided to it orally and in writing by the management and advisors of Tiburon, Inc. Sansome Street Appraisers, Inc. has not undertaken to independently verify same. Sansome Street Appraisers, Inc. assumes that there have been no material changes in the information and representations made to it subsequent to the time such information and representations were provided to Sansome Street Appraisers, Inc. Our opinion is based upon regulatory, economic, market and monetary conditions existing on the date of this opinion.

     BASED UPON OUR RECENT ANALYSIS OF TIBURON, INC. AND UPON OUR REVIEW AND CONSIDERATION OF THE MATTERS SET FORTH ABOVE, SANSOME STREET APPRAISERS, INC. IS OF THE OPINION THAT THE PROPOSED TRANSACTION IS FAIR AND REASONABLE TO THE SHAREHOLDERS OF TIBURON, INC. FROM A FINANCIAL POINT OF VIEW.

     Sansome Street Appraisers, Inc. has been retained on behalf of and has delivered this opinion solely to the Board of Directors of Tiburon, Inc. Sansome Street Appraisers, Inc.'s fees and expenses are being paid by Tiburon, Inc. and certain covenants and representations have been made by Tiburon, Inc. Sansome Street Appraisers, Inc. has acted as financial advisor to the Board of Directors of Tiburon, Inc. and will receive a fee for its services from Tiburon, Inc. This opinion is furnished for the use and benefit of the Board of Directors and shareholders of Tiburon, Inc. and is rendered to the Board of Directors of Tiburon, Inc. in connection with its consideration of the above described transaction. This opinion may not be relied upon by any other person or for any other purpose without our express prior written consent. This opinion is delivered to each recipient subject to the conditions, sense of engagement, limitations and understanding that the obligations of Sansome Street Appraisers, Inc. in the transaction are solely corporate transactions and that no officer, director,

                     [SANSOME STREET APPRAISERS, INC. LOGO]

Tiburon, Inc.
March 13, 2002
Page  4

employee, agent, shareholder or controlling person of Sansome Street Appraisers, Inc. shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates. This opinion addresses only the value of the consideration offered to the shareholders of Tiburon, Inc. It does not constitute a recommendation to any shareholder of Tiburon, Inc. as to whether he or she should exercise his or her dissenters' rights in connection with the merger transaction.

Very truly yours,

SANSOME STREET APPRAISERS, INC.

/s/ Robert M. Ireland, ASA

Robert M. Ireland, ASA
Valuation Consultant

RMI:ew

                     (SANSOME STREET APPRAISERS, INC. LOGO)

                                                                      APPENDIX I

                                 QUALIFICATIONS
                                       OF
                        SANSOME STREET APPRAISERS, INC.

     Sansome Street Appraisers, Inc. is a national appraisal registry which contracts with independent appraisal firms to provide business valuation appraisals and related financial opinions for private companies.

     Most of the first employed by Sansome Street Appraisers, Inc. have provided business valuation services since 1974. Collectively, they provide business valuations for over 600 companies per year.

     Business valuation appraisals are primarily prepared for purposes of establishing the value of stock to be acquired by Employee Stock Ownership Plans. However, the firms engaged by Sansome Street Appraisers, Inc. also appraise the value of private companies for purposes of sale or merger, for estate and gift tax purposes, for purposes of divorce, and for purposes of valuing stock options and other employee stock purchase plans as well as providing opinions of fairness and adequate consideration in specific financial transactions.

     Robert M. Ireland, ASA, Principal of Ireland Associates, serves as a Consultant to Sansome Street Appraisers, Inc. Ireland Associates is a consulting organization specializing in corporate finance and the valuation of closely held companies. The firm was established in 1977.

     Robert M. Ireland, founder and principal of the firm, was graduated from Stamford University with an A.B. in Economics in 1965. He received his Masters of Business Administration in Finance from the University of California at Los Angeles in 1967. In addition, Mr. Ireland has been awarded the ASA (Accredited Senior Appraiser) designation in Business Valuation by the American Society of Appraisers.

     Mr. Ireland served two years of active duty in the U.S. Army from 1967 to 1969 and attained the rank of Captain before leaving the service. In 1970 Mr. Ireland joined the Bank of America, NT&SA, spending nearly five years as a security analyst with the Bank's Trust Department and with BA Investment Management Corporation, a subsidiary of the Bank. From 1974 to 1978, Mr. Ireland was a Senior Financial Analyst at Memorex Corporation, providing litigation support in the area of corporate finance in connection with Memorex's antitrust litigation in the computer industry. From 1978 to 1979, Mr. Ireland was a consultant to Transamerica Computer Corporation in the areas of corporate finance and capital market theory in connection with Transamerica's antitrust litigation in the computer industry. In 1979, Mr. Ireland joined Kelso & Co., Incorporated. As Vice President and General Partner in the Kelso organization, Mr. Ireland was involved in the valuation of closely held companies, the financial design of Employee Stock Ownership Plans (ESOPs), and the planning, structuring and implementation of leveraged buyouts involving ESOP financing techniques.

     In 1983, Mr. Ireland left Kelso & Co. to work independently in the valuation of closely held companies, litigation support activities and financial consulting to corporate clients, many of whom have ESOPs. Since 1983, Ireland Associates has served as an independent contractor to several companies including Menke & Associates, Inc., Private Capital Corporation, San Francisco Financial Corporation, and Sansome Street Appraisers, Inc. in the valuation of closely held companies and their securities for ESOP and other purposes.

     In addition to valuing ESOP companies, Mr. Ireland is also involved in the valuation of closely held securities for gift, estate and inheritance tax and estate planning purposes, corporate and marital dissolutions, buy/sell agreements, stock options, mergers and acquisitions, business transfers, and other corporate, personal and litigation related matters.

     Mr. Ireland is a member of the Security Analysts of San Francisco, a senior member of the American Society of Appraisers, a fellow of the Association for Investment Management and Research (AIMR), formerly the Financial Analysts Federation, a member of the Valuation Advisory Committee of the ESOP Association of America, a charter member of the Valuation Roundtable of San Francisco, a member of The Institute of Business Appraisers, and has been on the faculty of Hastings College of Law's Center for Trial and Appellate Advocacy.

                     (SANSOME STREET APPRAISERS, INC. LOGO)

                    CERTIFICATION OF ROBERT M. IRELAND, ASA
         UNDER THE UNIFORM STANDARDS OF PROFESSIONAL APPRAISAL PRACTICE

                                                                  March 13, 2002

     I certify that, to the best of my knowledge and belief:

     --  the statements of fact contained in this report are true and correct.

     -- the reported analyses, opinions and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions and conclusion unless otherwise stated.

     -- I have no present or prospective financial interest in Tiburon, Inc., and I have no personal interest or bias with respect to the parties involved.

     -- my compensation is not contingent on the value determined herein, or any action or event resulting from the analyses, opinions, or conclusions in, or the use of, this report.

     -- my analyses, opinions and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice adopted by the American Society of Appraisers and the Principals of Appraisal Practice and Code of Ethics of the American Society of Appraisers.

     -- no one has provided significant professional assistance to me in the preparation of this report.

                                          /s/ Robert M. Ireland, ASA

                                          ROBERT M. IRELAND, ASA
                                                          [SEAL]

                                   APPENDIX D

                          DISSENTERS' RIGHTS STATUTES

CALIFORNIA GENERAL CORPORATION LAW -- CHAPTER 13

     1300. (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

     (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

          (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of
     Section 25100 or (B) listed on the National Market System of the NASDAQ Stock Market, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

          (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or
     (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph
     (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

          (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

          (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302. (c) As used in this chapter, "dissenting shareholder" means the record holder of dissenting shares and includes a transferee of record.

     1301. (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under
Section 1309.

     (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

     (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

     1302. Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

     1303. (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

     (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

     1304. (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

     (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

     (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

     1305. (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

     (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

     (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

     (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

     (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section
1301).

     1306. To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

     1307. Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

     1308. Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

     1309. Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

          (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

          (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

          (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

          (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

     1310. If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

     1311. This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

     1312. (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

     (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

     (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

VIRGINIA STOCK CORPORATION ACT -- ARTICLE 15

  SEC. 13.1-729.  DEFINITIONS.

     In this article:

          "Corporation" means the issuer of the shares held by a dissenter before the corporate action, except that (i) with respect to a merger, "corporation" means the surviving domestic or foreign corporation or limited liability company by merger of that issuer, and (ii) with respect to a share exchange, "corporation" means the acquiring corporation by share exchange, rather than the issuer, if the plan of share exchange places the responsibility for dissenters' rights on the acquiring corporation.

          "Dissenter" means a shareholder who is entitled to dissent from corporate action under sec. 13.1-730 and who exercises that right when and in the manner required by sec.sec. 13.1-732 through 13.1-739.

          "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

          "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

          "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

          "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

          "Shareholder" means the record shareholder or the beneficial shareholder.

(1985, c. 522; 1992, c. 575.)

  SEC. 13.1-730.  RIGHT TO DISSENT.

     A. A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          1. Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by sec. 13.1-718 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under sec. 13.1-719;

          2. Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          3. Consummation of a sale or exchange of all, or substantially all, of the property of the corporation if the shareholder was entitled to vote on the sale or exchange or if the sale or exchange was in furtherance of a dissolution on which the shareholder was entitled to vote, provided that such dissenter's rights shall not apply in the case of (i) a sale or exchange pursuant to court order, or (ii) a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          4. Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     B. A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     C. Notwithstanding any other provision of this article, with respect to a plan of merger or share exchange or a sale or exchange of property there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or on the National Association of Securities Dealers Automated Quotation System (NASDAQ) or (ii) held by at least 2,000 record shareholders, unless in either case:

          1. The articles of incorporation of the corporation issuing such shares provide otherwise;

          2. In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for such shares anything except:

             a.  Cash;

             b. Shares or membership interests, or shares or membership interests and cash in lieu of fractional shares (i) of the surviving or acquiring corporation or limited liability company or (ii) of any other corporation or limited liability company which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders or members; or

             c. A combination of cash and shares or membership interests as set forth in subdivisions 2 a and 2 b of this subsection; or

          3. The transaction to be voted on is an "affiliated transaction" and is not approved by a majority of "disinterested directors" as such terms are defined in sec. 13.1-725.

     D. The right of a dissenting shareholder to obtain payment of the fair value of his shares shall terminate upon the occurrence of any one of the following events:

          1.  The proposed corporate action is abandoned or rescinded;

          2. A court having jurisdiction permanently enjoins or sets aside the corporate action; or

          3. His demand for payment is withdrawn with the written consent of the corporation.

     E. Notwithstanding any other provision of this article, no shareholder of a corporation located in a county having a county manager form of government and which is exempt from income taxation under sec. 501 (c) or sec. 528 of the Internal Revenue Code and no part of whose income inures or may inure to the benefit of any private share holder or individual shall be entitled to dissent and obtain payment for his shares under this article.

(Code 1950, sec.sec. 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972,
c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522; 1986, c. 540; 1988, c. 442;
1990, c. 229; 1992, c. 575; 1996, c. 246; 1999, c. 288.)

  SEC. 13.1-731.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A. A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     B. A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          1. He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          2. He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

(Code 1950, sec.sec. 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972,
c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522.)

  SEC. 13.1-732.  NOTICE OF DISSENTERS' RIGHTS.

     A. If proposed corporate action creating dissenters' rights under sec. 13.1-730 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     B. If corporate action creating dissenters' rights under sec. 13.1-730 is taken without a vote of shareholders, the corporation, during the ten-day period after the effectuation of such corporate action, shall notify in writing all record shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in sec. 13.1-734.

(1985, c. 522.)

  SEC. 13.1-733.  NOTICE OF INTENT TO DEMAND PAYMENT.

     A. If proposed corporate action creating dissenters' rights under sec. 13.1-730 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (ii) shall not vote such shares in favor of the proposed action.

     B. A shareholder who does not satisfy the requirements of subsection A of this section is not entitled to payment for his shares under this article.

(Code 1950, sec.sec. 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972,
c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522.)

  SEC. 13.1-734. DISSENTERS' NOTICE.

     A. If proposed corporate action creating dissenters' rights under sec. 13.1-730 is authorized at a shareholders' meeting, the corporation, during the ten-day period after the effectuation of such corporate action, shall deliver a dissenters' notice in writing to all shareholders who satisfied the requirements of sec. 13.1-733.

     B.  The dissenters' notice shall:

          1. State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;

          2. Inform holders of uncertified shares to what extent transfer of the shares will be restricted after the payment demand is received;

          3. Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before or after that date;

          4. Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date of delivery of the dissenters' notice; and

          5.  Be accompanied by a copy of this article.

(Code 1950, sec.sec. 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972,
c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522.)

  SEC. 13.1-735.  DUTY TO DEMAND PAYMENT.

     A. A shareholder sent a dissenters' notice described in sec. 13.1-734 shall demand payment, certify that he acquired beneficial ownership of the shares before or after the date required to be set forth in the dissenters' notice pursuant to subdivision 3 of subsection B of sec. 13.1-734, and, in the case of certificated shares, deposit his certificates in accordance with the terms of the notice.

     B. The shareholder who deposits his shares pursuant to subsection A of this section retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

     C. A shareholder who does not demand payment and deposits his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

(Code 1950, sec.sec. 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972,
c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522.)

  SEC. 13.1-736.  SHARE RESTRICTIONS.

     A. The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received.

     B. The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

(Code 1950, sec.sec. 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972,
c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522.)

  SEC. 13.1-737.  PAYMENT.

     A. Except as provided in sec. 13.1-738, within thirty days after receipt of a payment demand made pursuant to sec. 13.1-735, the corporation shall pay the dissenter the amount the corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the corporation under this paragraph may be enforced (i) by the circuit court in the city or county where the corporation's principal office is located, or, if none in this Commonwealth, where its registered office is located or (ii) at the election of any dissenter residing or having its principal office in the Commonwealth, by the circuit court in the city or county where the dissenter resides or has its principal office. The court shall dispose of the complaint on an expedited basis.

     B.  The payment shall be accompanied by:

          1. The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the effective date of the corporate action creating dissenters' rights, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          2. An explanation of how the corporation estimated the fair value of the shares and of how the interest was calculated;

          3. A statement of the dissenters' right to demand payment under sec. 13.1-739; and 4. A copy of this article.

(Code 1950, sec.sec. 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972,
c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522.)

  SEC. 13.1-738.  AFTER-ACQUIRED SHARES.

     A. A corporation may elect to withhold payment required by sec. 13.1-737 from a dissenter unless he was the beneficial owner of the shares on the date of the first publication by news media or the first announcement to shareholders generally, whichever is earlier, of the terms of the proposed corporate action, as set forth in the dissenters' notice.

     B. To the extent the corporation elects to withhold payment under subsection A of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares and of how the interest was calculated, and a statement of the dissenter's right to demand payment under sec. 13.1-739.

(1985, c. 522.)

  SEC. 13.1-739.  PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     A. A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under sec. 13.1-737), or reject the corporation's offer under sec. 13.1-738 and demand payment of the fair value of his shares and interest due, if the dissenter believes that the amount paid under sec. 13.1-737 or offered under sec. 13.1-738 is less than the fair value of his shares or that the interest due is incorrectly calculated.

     B. A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection A of this section within thirty days after the corporation made or offered payment for his shares.
(Code 1950, sec.sec. 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972,
c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522.)

  SEC. 13.1-740.  COURT ACTION.

     A. If a demand for payment under sec. 13.1-739 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the circuit court in the city or county described in subsection B of this section to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     B. The corporation shall commence the proceeding in the city or county where its principal office is located, or, if none in this Commonwealth, where its registered office is located. If the corporation is a foreign corporation without a registered office in this Commonwealth, it shall commence the proceeding in the city or county in this Commonwealth where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     C. The corporation shall make all dissenters, whether or not residents of this Commonwealth, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     D. The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this article. If the court determines that such shareholder has not complied with the provisions of this article, he shall be dismissed as a party.

     E. The jurisdiction of the court in which the proceeding is commenced under subsection B of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     F.  Each dissenter made a party to the proceeding is entitled to judgment
(i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation or (ii) for the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under sec. 13.1-738.

(Code 1950, sec.sec. 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972,
c. 425; 1975, c. 500; 1984, c. 613; 1985,c. 522.).

                                   APPENDIX E

                             COMPUDYNE CORPORATION

                     1996 STOCK INCENTIVE COMPENSATION PLAN

                                 FOR EMPLOYEES

1.  PURPOSE

     The purpose of the Plan is to further the growth and prosperity of CompuDyne Corporation and its subsidiaries through payment of incentive compensation in the form of Common Stock to officers and key employees and by encouraging investment in the Company's Common Stock by officers and other key employees who are in a position to contribute materially to the Company's prosperity.

2.  DEFINITIONS

     Unless the context clearly indicates otherwise, the following terms when used in this Plan, shall have the meanings set forth in this Section 2.

     "Appreciation" means in connection with an Option or Stock Appreciation Right the amount by which the Fair Market Value of Common Stock subject to such Option on the day prior to exercise thereof exceeds the option price for such Common Stock determined as set forth in Section 7(b) hereof.

     "Award Period" means for each Restricted Stock Award, the period beginning with the date on which such Award is granted and ending on a date specified by the Committee at the time of the granting of such Award. In no event shall the Award Period be greater than ten (10) years.

     "Board of Directors" or "Board" means the Board of Directors of the Company.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Committee" means the Compensation and Stock Option Committee of the Board of Directors.

     "Common Stock" means the common stock of the Company with a par value of $.75 per share.

     "Company" means CompuDyne Corporation.

     "Fair Market Value" means the average of the high and low sale price for the Common Stock on the date of the Grant, as quoted, on the National Association of Securities Dealers Automated Quotation.

     "Incentive Award" means an Option, a Stock Appreciation Right, a Restricted Stock Award or a combination of them.

     "Incentive Stock Option" means an Option which meets the requirements of
Section 422 of the Code.

     "Option" means a regular stock option or Incentive Stock Option granted under this Plan to purchase shares of Common Stock.

     "Plan" means the CompuDyne Corporation 1996 Stock Incentive Compensation Plan for Employees as amended from time to time.

     "Restricted Stock Award" means the right to receive a specified number of shares of Common Stock in annual installments over a designated Award Period.

     "Stock Appreciation Right" means a right granted by the Committee in connection with or as an amendment to an Option which entitles the holder of the Option to receive the appreciation in value of the stock subject to such Option without payment to the Company.

     "Subsidiary" or "Subsidiaries" means a corporation or other form of business entity more than 50% of the voting interest of which is owned or controlled, directly or indirectly, by the Company.

3.  SHARES OF COMMON STOCK SUBJECT TO THE PLAN

(UNDERLINED MATERIAL IS THE PROPOSED AMENDMENT, BRACKETED MATERIAL IS THE CURRENT LANGUAGE IN THE PLAN)

     (a) Subject to the provisions of paragraph (c) of this section 3 and section 9, the total number of shares of Common Stock which may be issued or transferred under this plan upon exercise of stock options, Stock Appreciation Rights and when an employee becomes entitled to receive shares of stock under the terms of a Restricted Stock Award shall not exceed 1,800,000 shares.

     [(a) Subject to the provisions of paragraph (c) of this Section 3 and
Section 9, the total number of shares of Common Stock which may be issued or transferred under this Plan upon exercise of stock options, Stock Appreciation Rights and when an employee becomes entitled to receive shares of stock under the terms of a Restricted Stock Award shall not exceed 1,200,000 shares.]

     (b) Shares to be transferred to employees will be made available, at the discretion of the Board of Directors, either from authorized but unissued shares of Common Stock or previously issued shares of the Common Stock reacquired by the Company, including shares purchased in the open market.

     (c) If any share of Common Stock transferable under an Incentive Award is not transferred and ceases to be issuable or transferable because of the lapse, in whole or in part, of such Incentive Award, or, by reason of the provisions of paragraph (b) of Section 6, and paragraphs (d) and (e) of Section 7, or as a result of an employee's election to exercise a Stock Appreciation Right as set forth in paragraph (f) of Section 8, or for any other reason, the shares not so issued or transferred shall no longer be charged against the limitation provided for in paragraph (a) of this Section 3 and may again be used for Incentive Awards.

4.  ADMINISTRATION OF THE PLAN

     The Plan shall be administered by the Compensation and Stock Option Committee which shall consist of three members who are not eligible to receive Incentive Awards and who have not been eligible, at any time within one year prior to appointment to the Committee, for selection as a person to whom stock may be allocated or to whom Options or Restricted Stock awards may be granted pursuant to the Plan or any other plan of the Company (exclusive of the 1996 Option Plan for Non-Employee Directors) or any of its affiliates entitling the participants therein to acquire stock of the Company or, any of its affiliates. The Committee shall have authority, in its discretion and after receiving the recommendations of the President of the Company, to determine the employees to whom, and the time or times at which Incentive Awards will be granted and the number of shares to be subject to each Incentive Award, and in the case of Options whether or not such Options shall be accompanied by the grant of Stock Appreciation Rights. In making such determinations, the nature of the services rendered by the respective employees, their present and potential contributions to the Company's success and such other factors deemed to be relevant will be taken into account. Subject to the express provisions of the Plan, the Committee shall also have authority to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it, to determine the terms and provisions of the respective Incentive Award Agreements (which need not be identical) including the determination of whether Options granted will be designated as Incentive Stock Options and to make all other determinations necessary or advisable for the administration of the Plan. The Committee will hold its meetings at such time and place as it may determine. A majority of its members will constitute a quorum, and all determinations of the Committee shall be made by a majority of its members.

5.  PARTICIPATION

     (a) Incentive Awards may be granted only to salaried officers or key employees of the Company and its Subsidiaries.

     (b) From time to time the President of the Company will determine and recommend to the Committee employees of the Company and of its Subsidiaries who should be granted Incentive Awards, the type of Incentive Award to be granted, and the number of shares subject to each Incentive Award. The Committee shall approve or disapprove such recommendations.

     (c) Incentive Awards may be granted in the following forms:

          (i) A Restricted Stock Award, in accordance with Section 6;

          (ii) An Option, in accordance with Section 7, which may be designated as an Incentive Stock Option as that term is defined in Section 422 of the Internal Revenue Code;

          (iii) An Option, accompanied by a Stock Appreciation Right in accordance with Section 8; or

          (iv) A combination of the foregoing.

6.  RESTRICTED STOCK AWARDS

     An Incentive Award in the form of a Restricted Stock Award shall be subject to the following provisions:

          (a) The Restricted Stock Agreement shall specify (i) a number of shares of Common Stock to be transferred to the recipient over the Award Period, and (ii) the times at which portions of those shares shall be transferred to the recipient. Shares may not be transferred before one year after the date of the Award, or later than ten years from such date, excepting, however, that the Committee may waive any part of the one-year period.

          (b) The Restricted Stock Award shall terminate if the holder, with or without cause, shall cease to be an employee of the Company or any of its Subsidiaries and any installments of shares of Common Stock which have not yet become transferable to such holder shall be forfeited upon cessation of employment; provided, however, in the event that an employee's employment shall terminate as a result of death or disability the foregoing provision of this paragraph (b) shall not apply and all shares of stock subject to Restricted Stock Awards shall immediately become vested.

          (c) At the time an installment of shares of Common Stock is transferred to the holder of a Restricted Stock Award, an additional payment shall be made to such holder, either in cash or shares of Common Stock as the Committee shall determine in its sole discretion, in an amount equal to the cash dividends which may have been payable to the holder of the Restricted Stock Award in respect to the shares transferred to the holder at the time the Restricted Stock Award was granted.

          (d) Each Restricted Stock Award shall be evidenced by a written instrument containing terms and conditions determined by the Committee, consistent with the terms of the Plan.

7.  OPTIONS

     An Incentive Award in the form of an Option shall be subject to the following provisions:

          (a) The Option shall specify (i) the number of shares of Common Stock which may be purchased by the recipient over the term of the Option, (ii) the times at which portions of such shares may be purchased by the employee, (iii) whether the Option is accompanied by a Stock Appreciation Right and, if so, the terms and conditions of such Stock Appreciation Right as set forth in Section 8 and (iv) whether the Option is an Incentive Stock Option. No Option shall be deemed to be an Incentive Stock Option unless the Committee has so designated such Option and the Option states that it is an Incentive Stock Option.

          (b) The purchase price of each share of Common Stock under each Option will be at least 100% of the Fair Market Value of a share of the Common Stock at the time of grant.

          (c) The Option must provide that it is not transferable and may be exercised solely by the person to whom granted, except as provided in paragraph (e) of this Section 7 in the event of such person's death.

          (d) Unless otherwise determined by the Committee, each Option will be subject to the condition that it may be exercised only if the optionee remains in the employ of the Company and/or a Subsidiary for at least one year after the date of the granting of the Option. An Option may be exercised at the times and in the amounts determined by the Committee. In no event, however, shall an Option or a Stock Appreciation Right relating to such Option be exercisable after ten years from the granting of the Option.

          (e) The Option (and any related Stock Appreciation Right) shall terminate if and when the optionee shall cease to be an employee of the Company and its Subsidiaries, except as follows:

             (i) If an optionee dies while employed by the Company or a Subsidiary, or within thirty (30) days after his/her retirement or the termination of his/her employment where such termination was not for cause, the Option theretofore granted to him/her or any related Stock Appreciation Right may be exercised (for not more than the number of shares for which the optionee might have exercised his/her Option or Stock Appreciation Right at the time of termination of employment) by the beneficiary designated pursuant to paragraph (g) of Section 10 except in the case of an Incentive Stock Option, or in the absence of such designation or if no such beneficiary survives the optionee or if the Option is an Incentive Stock Option, by such person or persons as shall have acquired the optionee's rights under the Option by will or by the laws of descent and distribution, but only within six (6) months from the date of death, and in no event after ten years from the granting of the Option.

             (ii) If an optionee retires or if his/her employment with the Company or a Subsidiary is terminated for any reason (other than by death), such Option or any related Stock Appreciation Right may be exercised (for not more than the number of shares for which the optionee might have exercised his/her Option on the date of his/her retirement or the date on which his/her employment was terminated or such greater number of shares as the Committee may determine) only within thirty (30) days from the date of such retirement or termination of employment or such other period of time as the Committee may determine, but in no event after ten years from the granting of the Option; provided, however, that if an optionee is dismissed for cause, of which the Committee shall be the sole judge, his/her Option and any related Stock Appreciation Right shall expire on the date and time of dismissal. The Committee may determine that, for the purpose of the Plan, an employee who is on a leave of absence will be considered as still in the employ of the Company, provided that an Option shall be exercisable during a leave of absence only as to the number of shares which were exercisable at the commencement of such leave of absence.

          (f) A person electing to exercise an Option will give written notice to the Company of such election and of the number of shares he/she has elected to purchase and the date on which he/she wishes to exercise the Option. Any person exercising an Option shall tender the full purchase price of the shares he/she has elected to purchase on the date specified by him/her for completion of such purchase.

          (g) A person electing to exercise a Stock Appreciation Right in lieu of exercising all or part of an Option will give written notice to the Company of such election, the number of shares subject to the Option which will be taken in the form of Stock Appreciation Rights and whether the payment of the Appreciation will be entirely in Common Stock or partially in Common Stock and partially in cash as provided in Section 8 hereof.

          (h) The Committee shall have the power to add a Stock Appreciation Right to any outstanding Option. Such addition shall be made by amending the outstanding Option to include a Stock Appreciation Right (with the written approval of the holder thereof). Any such amendment shall not be considered the grant of a new Option but shall be deemed to be a continuation of the Option with respect to which such Stock Appreciation Right is granted.

          (i) The Option agreements or Option grants authorized by the Plan may contain such other provisions, consistent with the terms of the Plan, as the Committee shall consider advisable.

          (j) Incentive Stock Options may not be issued to any person who at the time of grant owns stock possessing more than 10 percent of the total combined voting power of all classes of stock of the Company or any of its subsidiaries.

8.  STOCK APPRECIATION RIGHTS

     A Stock Appreciation Right may be granted to a key employee in connection with (and only in connection with) any Option granted pursuant to this Plan subject to the following provisions:

          (a) Each Stock Appreciation Right shall relate to a specific Option granted under the Plan and shall be granted to the employee either concurrently with the grant of the Option or at such later time as determined by the Committee.

          (b) The Stock Appreciation Right shall entitle the holder of an Option to surrender the unexercised Option (or a portion thereof) within the period specified for the exercise of such Option and receive in exchange a payment in cash and/or Common Stock of the Company having an aggregate value equal to the amount by which the Fair Market Value of the Common Stock subject to the Option (or portion thereof which is exercised) exceeds the Option price for such Common Stock (referred to as the Appreciation); provided that the holder of the Option shall be entitled to receive no more than 50% of the Appreciation in cash.

          (c) Each Stock Appreciation Right granted hereunder shall be subject to the same terms and conditions as the related Option. It shall be exercisable only to the extent such Option is exercisable and shall terminate or lapse and cease to be exercisable when the related Option terminates or lapses.

          (d) The holder of the Option shall have the sole discretion to elect in each case whether any payment of a Stock Appreciation Right shall be entirely in the form of Common Stock of the Company or partially in Common Stock of the Company and partially in cash provided, however, the holder cannot elect to receive more than 50% of the Appreciation in the form of cash. The number of shares of Common Stock to be received by a holder upon exercise of a Stock Appreciation Right will be determined by dividing the portion of the Appreciation in respect of which he/she has elected to receive Common Stock by the Fair Market Value of the Common Stock on the day preceding the date of exercise of the Stock Appreciation Right. Any remaining Appreciation (not to exceed 50% of the total) will be paid in cash.

          (e) Payments to be made, in whole or in part, in cash upon exercise of Stock Appreciation Rights by any officer of the Company shall be made in accordance with the provisions relating to the exercise of Stock Appreciation Rights of Rule 16b-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as in effect at the time of such exercise, or any law, rule, regulation or other provision that may replace such Rule.

          (f) Upon the exercise of a Stock Appreciation Right, the total number of shares subject to the related Option shall automatically be reduced by the number of shares of Common Stock with respect to which the Stock Appreciation Right is exercised. Any shares transferred upon exercise of a Stock Appreciation Right shall be charged against the maximum limitation upon the grant of shares of Common Stock set forth in Section 3 of the Plan. Any shares not transferred which are no longer subject to Option due to surrender of the Option or a portion thereof upon exercise of the Stock Appreciation Right shall not be charged against such maximum limitation and shall again be available for grant pursuant to Incentive Awards.

9.  ADJUSTMENT PROVISIONS

     Except as otherwise provided herein, the following provisions shall apply to all Common Stock authorized for issuance, and optioned, granted or awarded under the Plan:

     (a) Stock Dividends, Splits, etc. In the event of a stock dividend, stock split, or other subdivision or combination of the Common Stock, the number of shares of Common Stock authorized under the Plan will be adjusted proportionately. Similarly, in any such event there will be a proportionate adjustment in the number of shares of Common Stock subject to unexercised Options (but without adjustment to the aggregate option price) and in the number of shares of Common Stock then subject to Restricted Stock Awards.

     (b) Merger, Exchange or Reorganization. In the event that the outstanding shares of Common Stock are changed or converted into, exchanged or exchangeable for, a different number or kind of shares or other securities of the Company or of another corporation, by reason of a reorganization, merger, consolidation, reclassification or combination, appropriate adjustment shall be made by the Committee in the number of shares and kind of Common Stock for which Incentive Awards and Stock Payments may be or may have been awarded under the Plan, to the end that the proportionate interests of participants shall be maintained as before the occurrence of such event. However, in the event of any contemplated transaction which the Committee determines to be a change in control of the Company, the Committee, with the approval of a majority of the members of the Board of Directors who are not then participants, may modify any and all outstanding Incentive Awards and Stock Payments so as to accelerate, as a consequence of or in connection with such transaction, the vesting of any employee's right to exercise any Incentive Awards or the unqualified ownership of Common Stock subject to Incentive Awards.

     (c) Adjustments under this Section 9 shall be made by the Board of Directors, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional shares of Common Stock shall be issued under the Plan on account of any such adjustments.

10.  GENERAL PROVISIONS

     (a) With respect to any shares of Common Stock issued or transferred under the provisions of this Plan, such shares may be issued or transferred subject to such conditions, in addition to those specifically provided in the Plan, as the Board of Directors or Committee may direct.

     (b) Nothing in the Plan or in any instrument executed pursuant thereto will confer upon any employee any right to continue in the employ of the Company or a Subsidiary or will affect the right of the Company or of a Subsidiary to terminate the employment of any employee with or without cause.

     (c) No shares of Common Stock will be issued or transferred pursuant to an Incentive Award unless and until all legal requirements applicable to the issuance or transfer of such shares have, in the opinion of counsel to the Company, been complied with. In connection with any such issuance or transfer, the person acquiring the shares will, if requested by the Company, give written assurances satisfactory to counsel to the Company that the shares are being acquired for investment and not with a view to resale or distribution thereof and assurances in respect of such other matters as the Company or a Subsidiary may consider desirable to assure compliance with all applicable legal requirements.

     (d) No employee (individually or as a member of a group), and no beneficiary or other person claiming under or through him/her, will have any right, title or interest in any shares of Common Stock allocated or reserved for the purposes of the Plan or subject to any Incentive Award except as to such shares of Common Stock, if any, as shall have been issued or transferred to him/her and except as otherwise provided in Section 11 (a).

     (e) In the case of any employee of a Subsidiary, the Committee may direct the Company to issue or transfer the shares covered by the Incentive Award to the Subsidiary for such lawful consideration as the Committee may specify upon the condition that the Subsidiary will transfer the shares to the employee in accordance with the terms of the Incentive Award. Notwithstanding any other provision in this Plan, an Incentive Award may be issued by and in the name of the Subsidiary and shall be considered granted on the date it is approved by the Committee, on the date it is delivered by the Subsidiary, or on such other date between such two dates, as the Committee shall specify.

     (f) The Company or a Subsidiary may make such provisions as it may consider appropriate for the withholding of any taxes which the Company or Subsidiary determines it is required to withhold in connection with any Incentive Award.

     (g) No Incentive Award and no rights under the Plan, contingent or otherwise, shall be assignable, transferable or subject to any encumbrance, pledge or charge of any nature; provided that, under such rules and regulations as the Committee may establish pursuant to the terms of the Plan, a beneficiary may be designated in respect to an Incentive Award in the event of the death of the holder of such Incentive Award and provided, also, that if such beneficiary shall be the executor or administrator of the estate of the holder of such Incentive Award, any rights in respect of such Incentive Award may be transferred to the person or persons or entity (including a trust) entitled thereto under the will of the holder of such Incentive Award or, in case of intestacy, under the laws relating to intestacy, and provided further that an Incentive Award may be transferred pursuant to a Qualified Domestic Relations Order, as defined in the Code or Title I of the Employee Retirement Income Security Act or the rules thereunder.

     (h) Nothing in the Plan is intended to be a substitute for, or shall preclude or limit the establishment or continuation of, any other plan, practice or arrangement for the payment of compensation or fringe benefits to employees generally, or to any class or group of employees, which the Company or any Subsidiary now has or may hereafter lawfully put into effect, including, without limitation, any retirement, pension, insurance, stock purchase, incentive compensation or bonus plan.

     (i) The place of administration of the Plan will conclusively be deemed to be within the State of Connecticut and the validity, construction, interpretation and administration of the Plan and any rules and regulations or determinations or decisions made thereunder, will be governed by, and determined exclusively and solely in accordance with, the laws of the State of Connecticut. Without limiting the generality of the foregoing, the period within which any action arising under or in connection with the Plan, or any payment or Award made or purportedly made under or in connection therewith, must be commenced and will be governed by the laws of the State of Connecticut, irrespective of the place where the act or omission complained of took place and of the residence of any party to such action and irrespective of the place where the action may be brought.

     (j) Any Common Stock granted pursuant to a Restricted Stock Award must be held for at least two (2) years from the date of grant, and any Common Stock acquired by exercise of an Option or a Stock Appreciation Right must be held until at least two (2) years has passed from the date of grant of such Option or Stock Appreciation Right.

11.  AMENDMENT, SUSPENSION AND TERMINATION OF PLAN

     (a) The Board of Directors may at any time terminate, suspend or amend the Plan, provided, however, that no such amendment will, without approval of the shareholders of the Company, except as provided in Section 9 hereof, (i) increase the aggregate number of shares which may be issued in connection with Incentive Awards; (ii) change the minimum Option exercise price; (iii) increase the maximum period during which Options may be exercised, or Restricted Stock Awards transferred; (iv) extend the effective period of this Plan; or (v) materially modify the requirements as to eligibility for participation in the Plan. No such amendment will permit the granting of Incentive Awards to members of the Committee who are not employees.

     (b) The Committee may, with the consent of the person by whom a Restricted Stock Award or an Option is held, modify or change the terms of any Option or Restricted Stock Award in a manner which does not conflict with the provisions of the Plan.

12.  EFFECTIVE DATE AND DURATION OF PLAN

     The effective date of the Plan is February 2, 1996 (subject to approval by the shareholders of the Company on or before February 1, 1997), the date on which the Plan was adopted by the Board of Directors. Any amendment to this Plan will become effective upon approval by the Board of Directors, unless shareholder approval is deemed necessary in which case such amendment shall become effective upon approval by the shareholders. Unless previously terminated by the Board of Directors, this Plan shall terminate at the close of business on February 1, 2006 and no Restricted Stock Award, Option, or Stock Appreciation Right may be granted under it thereafter, but such termination shall not affect any Incentive Award theretofore granted.

                 FORM OF AGREEMENT FOR INCENTIVE STOCK OPTIONS

                             STOCK OPTION AGREEMENT
                        (UNDER THE COMPUDYNE CORPORATION
             1996 STOCK INCENTIVE COMPENSATION PLAN FOR EMPLOYEES)

     THIS STOCK OPTION AGREEMENT is made and entered into as of the   day of
          ,
by and between COMPUDYNE CORPORATION, a Nevada corporation, ("CompuDyne") and
               , (the "Optionee"), under the provisions of the CompuDyne 1996 Stock Incentive Compensation Plan for Employees (the "Plan"). The terms of the Plan are incorporated herein by reference and terms defined in the Plan, when used herein, shall have the meaning given to them in the Plan.

     1. Grant of Stock Option. Subject to the terms and conditions set forth herein, CompuDyne hereby grants to the Optionee, effective as of the date first above written (the "date of grant"), a regular stock option (the "Option") to purchase from CompuDyne from time to time, up to but not exceeding, an aggregate
of                shares of the Common Stock, par value $.75 per share, of
CompuDyne, to be issued upon the exercise hereof. Upon payment of the Option price therefor, such shares shall be fully paid and nonassessable. [ALTERNATIVE 1-FOR NON FORMULA VESTING SCHEDULE: The Option shall be exercisable for a period commencing [ONE YEAR AFTER THE DATE OF GRANT] [OR INSERT A SPECIFIC DATE] and ending ten years from the date of grant.] [ALTERNATIVE 2-FOR A FORMULA VESTING
SCHEDULE: The option shall be exercisable in accordance with the following vesting schedule:

                               shares are exercisable commencing

                               shares are exercisable commencing

                               shares are exercisable commencing

                               shares are exercisable commencing

                               shares are exercisable commencing

and, in any event, ending ten years from the date of grant.]

     Notwithstanding the foregoing vesting schedule, in the event (i) any person or entity or group of persons or entities (within the meaning of Section 13 or 14 of the Securities Exchange Act of 1934) shall acquire beneficial ownership (within the meaning of Rule 13d-3 promulgated under such Act) of more than 50% of the outstanding securities (on a fully diluted basis and taking into account any securities or contract rights exercisable, exchangeable or convertible into equity securities) of CompuDyne having voting rights in the election of directors under normal circumstances, or (ii) Martin Roenigk shall cease to own and control at least 15% of the outstanding voting stock of CompuDyne (a "Change of Control"), the Option shall be exercisable in full immediately upon such Change of Control.

     2. Type of Option. The Option is intended to be a regular stock option which does not meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code").

     3.  Option Price.  The purchase price of each share subject to the Option
shall be $          , being 100% of the Fair Market Value of the shares subject to the Option on the date of grant.

     4. Manner of Exercise of Option. The Option shall be exercised by delivering to CompuDyne at the place provided in the manner set forth in Article 6 herein for the giving of notice, a signed statement of exercise specifying (i) the election to exercise the Option, (ii) the number of shares elected to be purchased, and (iii) the date on which he/she wishes to exercise the Option. Such notice shall be accompanied by a cashier's or certified check payable to the order of "CompuDyne Corporation" for an amount equal to the full purchase price of the shares being purchased on the date specified in the notice. Subject to the provisions hereof, promptly after any such exercise of the Option in whole or in part, CompuDyne shall deliver to the Optionee, at CompuDyne's principal office, a certificate or certificates representing the number of shares purchased upon the then exercise of the option, issued in the Optionee's name. Options may also be exercised through E*Trade Securities, Inc. or a personal broker.

     5. Terms and Conditions of the Option. The following terms and conditions shall apply to the Option:

          a. Early Termination of Option. The Option shall continue until [date] provided, that if the Optionee shall cease to be a full-time salaried employee of CompuDyne or a Subsidiary thereof, his/her employment being terminated for a reason other than death or disability, any unexercised portion of the Option shall terminate at the close of business on the thirtieth (30th) day following the date on which the Optionee ceases to be such an employee or upon the expiration of the term of the Option, whichever shall first occur, and further provided, that if the Committee determines that the Optionee's termination of employment resulted from his/her willful acts, or failure to act, which were detrimental to CompuDyne, of which the Committee shall be the sole judge ("termination for cause"), the Option shall terminate upon termination of the Optionee's employment.

          Notwithstanding anything contained herein to the contrary, in the event a Change of Control occurs, any unexercised portion of the Option shall terminate at the close of business on the day six months following the date on which the Optionee ceases to be such an employee or upon the expiration of the term of the Option, whichever shall first occur.

          b.  Limitations on Exercise of Option.

          i. Any obligations of CompuDyne to issue the shares as to which the Option is being exercised shall be conditioned upon CompuDyne's ability at nominal expense to issue such shares in compliance with all applicable statutes, rules or regulations of any governmental authority and with any regulation of any securities exchange upon which the shares are listed or are to be listed. Prior to its obligation to perform hereunder, CompuDyne may require the Optionee to provide any representations, assurances or agreements which the Committee, in its sole discretion, shall deem necessary or advisable in order that the issuance of such shares shall comply with any such statutes, rules or regulations.

          ii. If, at any time, CompuDyne's Board of Directors shall determine, in its discretion, that the listing, registration or qualifications of the shares subject to the Option upon any securities exchange or under any State or Federal law, or that the consent or approval of any government regulatory body, is necessary or desirable as a condition of, or in connection with, the granting of such Option or the purchase or issuance of shares thereunder, such Option may not be exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Board of Directors.

          c. Non-transferability. The option shall not be transferable by the Optionee otherwise than by will or by the laws of descent and distribution, and the option shall be exercisable, during his/her lifetime, only by him/her.

          d. Death or Disability of the Optionee. In the event of the death of the Optionee while in the employ of CompuDyne or a Subsidiary thereof, or within thirty days after termination of his/her employment where such termination is not for cause, as defined in Section 5(a) hereof, his/her option may be exercised within the period of six months succeeding his/her death, but in no event later than ten years from the date of grant, by the person or persons designated in the Optionee's will for that purpose to the extent that the Optionee would have been entitled to exercise his option at the time of his death. If no person or persons are so designated in the Optionee's will or if the Optionee dies interstate, then his/her option may be exercised within said period to the same extent by the legal representative or representatives of the Optionee's estate.

          In the event that the Optionee terminates his/her employment because of disability subsequent to one year from the date of grant of his/her option, such option may be exercised, to the extent it was entitled to be exercised at the date of such termination, within the period of thirty (30) days succeeding such disability but in no event after ten (10) years from date of grant of the Option, either by the Optionee or by his/her personal representative, as the case may be. For this purpose the Optionee shall be deemed to be disabled if he/she is permanently and totally disabled within the meaning of Section 422(c)(6) of the Code, which, as of the date hereof, means that he/she is unable to engage in any substantial gainful activity by reason of any medically determined physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months. The Optionee shall be considered disabled only if he/she furnishes such proof of disability as the Committee may require.

          e. Shareholder Rights. The Optionee shall not be entitled to any rights as a shareholder with respect to any shares subject to the option prior to the date of issuance to him/her of a stock certificate representing such shares.

     6. Notices. Every notice or other communication relating to this Agreement shall be in writing, and shall be mailed by certified mail or delivered to the party for whom it is intended at such address as may from time to time be designated by such party in a notice mailed or delivered to the other party as herein provided; provided that unless and until some other address be so designated, all notices or communications to CompuDyne shall be mailed or delivered to CompuDyne Corporation at 7249 National Drive, Hanover, Maryland 21076, Attention: Secretary and all notices by CompuDyne to the Optionee may be given to the Optionee personally or may be mailed to his/her home address.

     7. Administration and Interpretation. The administration of this Agreement shall be subject to such rules and regulations as the Committee deems necessary or advisable for the administration of the Plan. The determination or the interpretation and construction of any provision of this Agreement by the Committee shall be final and conclusive upon all concerned. This Agreement shall at all times be interpreted and applied in a manner consistent with the provisions of the Plan. In the event of any inconsistency between the terms of this Agreement and the terms of the Plan, the terms of the Plan shall control.

     IN WITNESS WHEREOF, COMPUDYNE CORPORATION, by its officers thereunto duly authorized, and the Optionee have executed and delivered this Stock Option Agreement as of the date first written above.

                                          COMPUDYNE CORPORATION

                                          By:
                                          --------------------------------------
                                          Its: Chairman

ATTEST:

--------------------------------------------       --------------------------------------------
                 Secretary                                        the "Optionee"

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS.

ITEM 20                 INDEMNIFICATION OF DIRECTORS AND OFFICERS.

            Reference is made to the provisions of Article Tenth of CompuDyne's articles of incorporation, and the provisions of Article VII of CompuDyne's bylaws, as amended.

            CompuDyne is a Nevada corporation subject to the applicable indemnification provisions of the General Corporation Law of the State of Nevada (the "Nevada Corporation Law"). Section 78.7502(1) of the Nevada Corporation Law provides for the indemnification, under certain circumstances, of persons who are or were directors, officers, employees or agents of CompuDyne, or are or were serving at the request of CompuDyne in such a capacity with another business organization or entity, against expenses, judgments, fines and amounts paid in settlement in actions, suits or proceedings, whether civil, criminal, administrative, or investigative, brought or threatened against or involving such persons because of such person's service in any such capacity. In the case of actions brought by or in the right of CompuDyne, Section 78.7502(2) provides for indemnification of expenses, and for indemnification for any claim, issue or matter as to which a person has been adjudged to be liable to the corporation only upon a determination by the court in which such action or suit was brought or other court of competent jurisdiction that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses.

            CompuDyne's bylaws provide for indemnification of its directors, officers, employees and such other persons specified in Section 78.7502 of the Nevada Corporation Law to the same extend as set forth in Section 78.7502 of the Nevada Corporation Law.

            Article Tenth of CompuDyne's articles of incorporation provides that no director will be personally liable to CompuDyne or its shareholders for monetary damages for any breach of fiduciary duty as a director other than liability for any breach of such director's duty of loyalty to CompuDyne or its shareholders, for acts or omissions not in good faith or which involve intentional misconduct, fraud or a knowing violation of law or, for any payment of a dividend or approval of a stock repurchase that is illegal under Section
78.300 of the Nevada Corporation Law. The statute authorizing the inclusion of those limitations of director liability in the articles of incorporation of a Nevada corporation has been recently repealed. Nevada law now provides that a director or officer is not individually liable to the corporation or its stockholders for any damages as a result of any act or failure to act in his capacity as director or officer unless it is proven that his act or failure to act constituted a breach of his fiduciary duties as director or officer and his breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

            The foregoing indemnity and insurance provisions have the effect of reducing directors' and officers' exposure to personal liability for actions taken in connection with their respective positions.

            Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of CompuDyne pursuant to the foregoing provisions, or otherwise, CompuDyne has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by CompuDyne of expenses incurred or paid by a director, officer or controlling person of CompuDyne in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, CompuDyne will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 21.                EXHIBITS.

2(A).* Agreement and Plan of Merger dated as of May 10, 2001 by and among CompuDyne Corporation, Tiburon, Inc. and New Tiburon, Inc.

2(B)* First Amendment to Agreement and Plan of Merger dated as of January 25, 2002 by and among CompuDyne Corporation, Tiburon, Inc. and New Tiburon, Inc.

3(A) Articles of Incorporation of CompuDyne Corporation filed with the Secretary of State of Nevada on May 8, 1996 (Incorporated herein by reference to the Proxy Statement dated April 18, 1997 for its 1997 Annual Meeting of Shareholders).

3(B) Amendment to the Articles of Incorporation of CompuDyne Corporation increasing the number of authorized common shares file with the Secretary of State of Nevada on February 16, 2001 (Incorporated herein by reference to the Registrant's Annual Report or Form 10-K filed with the SEC for the period ending December 31, 2000).

3(C) By-Laws of CompuDyne Corporation as amended through January 28, 1997 and as presently in effect (Incorporated herein by reference to Registrant's 10-K filed March 31, 1997).

4.*        Designation of Terms of CompuDyne Corporation Series E Preferred
           Stock.

5.** Opinion of Tyler Cooper & Alcorn, LLP dated __________, 2002 as to legality.

8(A)*      Form of Opinion of Tyler Cooper & Alcorn, LLP as to tax matters.

8(B)*      Form of Opinion of Ober, Kaler, Grimes & Shriver as to tax matters.

10(A) 1996 Stock Non-Employee Director Plan (Incorporated herein by reference to Registrant's Proxy Statement dated April 18, 1997 for its 1997 Annual Meeting of Shareholders).

10(B) Stock Option Agreement dated August 21, 1995 by and between Martin A. Roenigk and CompuDyne Corporation (Incorporated by reference to Exhibit 4.5 to Registrant's Form 8-K filed September 5, 1995).

13(A) CompuDyne Corporation Annual Report on form 10-K for the Year Ended December 31, 2001. (Incorporated by reference to Registrant's
           Form 10-K filed March 29, 2002).

13(B) CompuDyne Corporation Annual Report to Shareholders for the Year Ended December 31, 2001. (Incorporated by reference to Registrant's Form 8-K filed March 25, 2002).

21. Subsidiaries of the Registrant (Incorporated by reference to the Annual Report on Form 10-K for the Year Ended December 31, 2000 filed with the SEC on March 28, 2001).

23(A)*     Consent of Deloitte & Touche, LLP.

23(B)*     Consent of PricewaterhouseCoopers LLP.

23(C)*     Consent of Sansome Street Appraisers, Inc.

24.* Powers of Attorney for members of Board of Directors of CompuDyne Corporation.

99(A)*     CompuDyne Corporation Proxy Ballot for 2002 Annual Meeting of
           Shareholders

99(B) Registrant's Annual Report to Shareholders for the year ended December 31, 2001 (Incorporated by reference to Exhibit 99 to Registrant's Form 8-K filed March 25, 2002).

*          Previously filed.
**         To be filed by amendment.

ITEM 22.                UNDERTAKINGS.

            The undersigned registrant hereby undertakes that, for the purposes of determining liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned also hereby undertakes that:

            (1) For purposes of determining liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of the registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4A and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hanover, State of Maryland, on the 1st day of April, 2002.

                                   COMPUDYNE CORPORATION (Registrant)



                                   By: /s/ Martin A. Roenigk
                                      ___________________________________
                                           Martin A. Roenigk
                                   Its: President and Chief Executive Officer duly authorized


            Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURES                                               TITLE
/s/ Martin A. Roenigk                                    President, Chief Executive Officer, Director
    ---------------------------
Martin A. Roenigk


/s/ Geoffrey F. Feidelberg                               Chief Financial Officer
    ---------------------------
Geoffrey F. Feidelberg


/s/ Millard H. Pryor                                     Director
    ----------------------------
Millard H. Pryor


/s/ David Clark, Sr.                                     Director
    ----------------------------
David Clark, Sr.


/s/ Phillip Blackmon                                     Director
    ----------------------------
Philip Blackmon


/s/ Alan Markowitz                                       Director
    ----------------------------
Alan Markowitz


/s/ Wade B. Houk                                         Director
    ----------------------------
Wade B. Houk